September 30, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Midland National Life Separate Account C

Initial Registration Statement on Form N-4

File Nos. 333-255058; 811-0772

Midland National Life Insurance Company

Initial Registration Statement on Form S-1

File Nos. 333-255059

Dear Commissioners:

On behalf of Midland National Life Separate Account C (“Separate Account C”) and Midland National Life Insurance Company (“Midland National Life” or the “Company”), we filing as Correspondence a letter responding to comments with respect to the above-referenced Registration Statements on Form N-4 and Form S-1 (the “Response Letter”) for certain deferred annuity contracts (the “Contracts”). We have included in this filing the revised prospectus, which reflects the changes discussed in this response letter. A courtesy blackline reflecting the changes will be provided to the Staff.

The Response Letter addresses comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated June 4, 2021. For the Staff’s convenience, each comment is set forth in full below, followed by the Company’s response. At the appropriate time, we will file Pre-Effective Amendment No. 1 to the Registration Statements, which will reflect all changes made in response to the staff’s comments, as well as any missing information.

General

1.

As this is a combined prospectus for a Contract registered under Forms S-1 and N-4, the prospectus must include disclosure responsive to the requirements of both forms. We note that much of the required Form S-1 disclosure, including disclosure responsive to Item 11 of Form S-1, is missing. Additionally, it is the staff’s understanding that the Company intends to rely on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934. If so, please add the required statement in the prospectus. Please confirm that all missing information, including all financial statements, exhibits, and other required disclosure will be filed in a pre-effective amendment to each registration statement. We may have further comments when you supply the omitted information.

Midland National® Life Insurance Company | MidlandNational.com

RESPONSE: The Company intends to add the required Form S-1 disclosure, including disclosure responsive to Item 11 of Form S-1 in a pre-effective amendment to the Registration Statement. The Company confirms that all missing information, including all financial statements, exhibits, and other required disclosure will be filed in a pre-effective amendment to each registration statement.

The Company intends to rely on the exemption provided by Rule 12h-7 under the 1934 Act, and it has added the required statement in the prospectus.

2.

Since the registration statements will go effective 135 days after the end of the Company’s last fiscal year end, interim financial statements as required by Rule 3-12 of Regulation S-X will need to be included in the Form S-1 registration statement.

RESPONSE: The Company confirms that interim financial statements will be included in a pre-effective amendment to the Registration Statement.

3.

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the Company’s obligations under the Contract or whether the Company will be solely responsible for any benefits or features associated with the Contract.

RESPONSE: The Company confirms that Company will be solely responsible for any benefits or features associated with the Contract.

4.

Please generally update the Table of Contents to match the prospectus. For example, (i) “Hedging Risk” should be removed from the Table of Contents, and (ii) some page numbers and section headings are incorrect, not capitalized, or missing (e.g., Principal Risks of Investing in the Contract, “Range of Annual Operating Expenses for the Portfolios,” “additional information about the indices,” and “other information”). We also note that there are numerous typographical, formatting, and similar errors throughout the registration statements that should be corrected.

RESPONSE: The Table of Contents will be updated to match the prospectus when the Company files its pre-effective amendment. Additionally, the Company has corrected any typographical, formatting and similar errors identified. The Company apologizes for these errors in the initial filing.

Midland National® Life Insurance Company | MidlandNational.com

5.	On the facing pages of the registration statements, please change the titles of the securities being registered as follows:

a.	In the Form N-4 registration statement, from “Individual Flexible Premium Variable Annuity Contracts” to: “Flexible Premium Deferred Registered Index- Linked and Variable Annuity Contracts.”

b.

In the Form S-1 registration statement, from “Group Contingent Deferred Annuity Certificates” to: “Flexible Premium Deferred Registered Index-Linked and Variable Annuity Contracts and Interests Therein.”

RESPONSE: The Company has made the requested revisions.

6.

Please confirm that all disclosure reflects the currently effective provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, the COVID-Related Tax Relief Act of 2020, and the Setting Every Community Up for Retirement Enhancement (SECURE) Act and American Rescue Plan, as applicable. Currently, it appears some of this disclosure is only in the Statement of Additional Information of the Form N-4 filing (see, e.g., page 11 of the Statement of Additional Information, discussing the SECURE Act).

RESPONSE: We confirm that the tax disclosure is current, and we have restructured the placement of certain disclosure, as needed.

7.

Please check and correct all internal cross-references. For example, on page 21, the section “Discontinuation of or Substantial Change to an Index” is cross-referenced, but the correct cross-reference appears to be to a section titled “Substitution of an Index.” Similarly, on page 21, the cross-reference to “Indices” should be revised to “The Index.” On page 23, “Appendix [C] – State Variations” is cross-referenced; “State Variations” appears in Appendix B.

RESPONSE: The Company has checked and corrected all internal cross-references.

8.	Please provide powers of attorney that relate specifically to each registration statement as required by Rule 483(b) under the Securities Act of 1933.

RESPONSE: The Company will include powers of attorney that relate specifically to each registration statement as exhibits to pre-effective amendment No. 1.

Cover Page

9.

We note there is disclosure throughout the prospectus regarding the Company’s ability to change Floor Rates and Buffer Rates and reserving the right to eliminate Cycle Investments. The Cycle Investments and related material terms (e.g., Floor Rate, Buffer Rate, and Cap Rate thresholds) should not change until the prospectus is amended to remove the Cycle Investments or to add new Cycle Investments. Please revise all disclosure in the prospectus that gives the Company the ability to change these terms, or eliminate investment options or features, at its discretion without amending the prospectus.

Midland National® Life Insurance Company | MidlandNational.com

RESPONSE: The Company has made the requested revisions.

10.

Please supplement the cover page discussion of Cycle Investments with a brief description of the key features of the Cycle Investments (e.g., Cap Rates, Floor Rates, and Buffer Rates) in plain English.

RESPONSE: The Company has made the requested revisions.

11.

Please revise to clarify all the distributions from Cycle Investments that are considered a withdrawal and add disclosure warning investors of the general mechanics and consequences of: (i) taking withdrawals (including Free Withdrawal Amounts, systematic withdrawals, and RMDs); (ii) transfers to Subaccounts; (iii) full surrender; (iv) payment of Death Benefits; and (v) Annuitization from Cycle Investments prior to a Cycle End Date due to Fair Value adjustments.

Please also disclose that, unlike withdrawals from Cycle Investments, withdrawals from Subaccounts are not subject to Fair Value adjustments and investors should seek advice from financial and tax professionals before making decisions regarding withdrawals or distributions from Cycle Investments.

RESPONSE: The Company has made the requested revisions.

12.

Please revise the second sentence of the fourth paragraph to expand on the loss that an investor could incur on Cycle Investments (e.g.: “You may lose money, up to all or a significant amount of your principal investment and earnings from prior periods that are reinvested, and your loss can become greater in the case of a withdrawal (and is not limited by a Floor Rate or Buffer Rate), due to withdrawal charges and adjustments imposed on a withdrawal if the withdrawal is made before a Cycle End Date.”

RESPONSE: The Company has, in substance, made the requested revisions.

13.

Please revise the first sentence of the fourth paragraph to state that index-linked annuity contracts are complex insurance and investment vehicles, and investors should speak with a financial professional about the Contract’s features, benefits, risks, and fees, and whether the Contract is appropriate for the investor based upon his or her financial situation and objectives. A second sentence may be included to address the risks associated with Cycle Investments and Subaccounts.

Midland National® Life Insurance Company | MidlandNational.com

RESPONSE: The Company has made the requested revisions.

14.	Please disclose on the cover page that the obligations under the Contract are subject to the creditworthiness and claims-paying ability of the Company.

RESPONSE: The Company has made the requested revisions.

15.

Please revise the third sentence of the fifth paragraph to read as follows: “Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Contract value.”

RESPONSE: We have done so.

16.	Please provide plain English definitions of any defined terms used on the cover page (e.g., “Policy” is undefined).

RESPONSE: We have done so. We note that, for consistency, all references to “Policy” have now been changed to “Contract,” which is a defined term.

17.	Please update the back cover page with the disclosure required by Item 1(b)(3) of Form N-4.

RESPONSE: We have done so.

18.

Please include the Contract identifier on the back cover page of the N-4 filing, as required by Item 1(b)(4) of Form N-4. Please remove the Contract identifier disclosure from the back cover of the Form S-1 filing.

RESPONSE: We have done so.

19.	Please include the legend on the back cover page of the prospectus required by Item 502(b) of Regulation S-K.

RESPONSE: We have done so.

Midland National® Life Insurance Company | MidlandNational.com

Definitions (pages 5-8)

20.

In accordance with plain English principles, please use defined terms sparingly and appropriately. See Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998). We note, for example, that several capitalized terms or defined terms would be more appropriately defined where they are first referenced (e.g., Qualified Contract, Non-Qualified Contract). Other capitalized terms or acronyms are used without definition (e.g., the Code, RMDs, Cycle Investment Business Day). Other terms are intermittently capitalized or defined (e.g., Annuitant, Gain, Free Look, Free Look Period, Contracts), and the Company should reconcile the use of these terms throughout. Other sets of defined terms appear to be synonymous, but are not explicitly indicated as such (e.g., “Unit” is synonymous with “Cycle Investment Unit”; “Start Date” is synonymous with “Cycle Start Date”; “Investment Portfolio,” “investment portfolio,” “portfolio,” “Portfolio Company,” and “Investment Portfolio Company” are used synonymously; “general account,” “General Account,” and “Fixed Account” are used synonymously; and “Policy” and “Contract” are used synonymously); in these cases, a single defined term should be used where practicable. Finally, please define terms in the context of the disclosure where possible, rather than relying primarily on the Definitions section (e.g., “Qualified Contract” and “Non-Qualified Contract” are defined in context on page 53).

RESPONSE: The Company has made the requested revisions.

21.

In the definition of “Annuitant,” please consider whether “person” should be revised to read “person(s).” Other disclosure (see, e.g., page 13, page 25) suggests that there can be more than one Annuitant.

RESPONSE: The Company has clarified the definition.

22.	In the definition of “Cycle End Date,” please specify how the “Cycle Business Day on which a Cycle Investment is scheduled to end” is determined.

RESPONSE: We have done so.

23.

The definition of “Holding Account” states that the account will hold “proceeds from maturing Cycle Investment(s) before they are reinvested into a new Cycle Investment per the Contract Owner’s instructions….” The disclosure throughout suggests there would be one day per month on which Cycle Start Dates and Cycle End Dates occur.

a.

Please explain why proceeds from a maturing Cycle Investment would be moved to the Holding Account and not, per the Contract Owner’s prior instructions: (i) directly into a new Cycle Investment; (ii) into a Subaccount; or (iii) left in the same Cycle Investment for another Cycle Term.

b.

If proceeds would be moved directly into the next Cycle Investment (rather than the Holding Account) as indicated elsewhere in the prospectus, please revise the disclosure here, and throughout the prospectus where applicable, to that effect.

Midland National® Life Insurance Company | MidlandNational.com

RESPONSE: The Cycle End Date for each Cycle Investment is one day prior to the Cycle Start Date for the next series of Cycle Investments. Proceeds of a Cycle Investment that are to be allocated to a new Cycle Investment are held in the Holding Account for one day prior to investment in a new Cycle Investment. If the Contract Owner’s instructions are to invest the proceeds in the Subaccounts, the proceeds will be directly invested in the Subaccounts, not the Holding Account. The disclosure in the prospectus is clear that proceeds of a Cycle Investment will be moved into the Holding Account prior to investment in the next Cycle Investment the following Business Day.

Respectfully, the prospectus describes the process for investing in a Cycle Investment, which requires initial allocation for one day, to the Holding Account, where there is no risk of loss. Accordingly, by allocating monies to a Cycle Investment, the contract owner is, in fact, first instructing us to allocate to the Holding Account. The Company follows this process so that it will know the amount of money that will go into the Cycle Investment, i.e., the allocation is not subject to market fluctuation. This enables the Company to buy the appropriate amount of derivatives and determine the Cap Rates based on the actual amount that be transferred into the Cycle Investments. If the money went directly from the Subaccounts/maturing Cycle Investments into the new Cycle Investments, there could be a large market movement on the Cycle Start Date, resulting in less money moving into the Cycle Investments. This would cause the Company to “over buy” derivatives, which results in immediate transaction costs loss for the Company, particularly if the Company opts to immediately sell the excess purchase (it would incur the full transaction costs for a two-way trade). The Company’s analysis found that large one day movements are common enough to present financial risk to the Company, which they are seeking to minimize through this articulated process.

24.

The definition of “Remaining Premium” references surrender charges, but on page 9, in the “Charges for Early Withdrawals” row, second column, the Surrender Charge is described as a percentage of Remaining Premium Payments. Please use one consistent definition of “Remaining Premium” throughout.

RESPONSE: We have revised the definition of “Remaining Premium” to clarify that the calculation reflects surrender charges on previously made partial withdrawals.

Important Information You Should Consider About the Contract (pages 9-12)

25.	Please change the “Charge for Early Withdrawal” heading to “Charges for Early Withdrawals.” See Form N-4, Instruction 1(a) to Item 2.

RESPONSE: The Company has made the requested revisions.

Midland National® Life Insurance Company | MidlandNational.com

26.

In the “Charges for Early Withdrawals” row, second column, please disclose that there is a Fair Value adjustment for amounts withdrawn or distributed from Cycle Investments before a Cycle End Date, which could result in a loss from each such Cycle Investment.

a.	Please specify, as a percentage, the maximum amount of such a loss.

b.	Please add a cross-reference, in the third column, to the disclosure later in the prospectus regarding the potential loss from such an adjustment.

RESPONSE: The Company has made the requested revision.

27.	With respect to the “Transaction Charges” row, second column, please revise the end of the first sentence to read: “in excess of 12 per Contract Year.”

RESPONSE: We have made this change.

28.

With respect to the “Ongoing Fees and Expenses (annual charges)” row, second column, please revise the first sentence to read: “The table below describes the fees and expenses that you may pay each year, if you allocate Premiums and/or your Contract Value to the Subaccounts, depending on the options you choose.”

RESPONSE: The Company has added the clause “depending on the Investment Portfolios you choose.”

29.	With respect to the minimum and maximum table in the “Ongoing Fees and Expenses (annual charges)” row:

a.

The cell immediately to the right of the “Base Contract Expenses” cell of the table should be split into two cells, each individually stating the minimum and maximum expenses as “1.35%,” rather than having one cell covering both minimum and maximum expenses.

b.	In the cells to the right of the “Investment Portfolios (Portfolio Company fees and expenses)” cell of the table, please delete the word “gross” from each cell.

RESPONSE: The Company has made the requested revisions.

30.

With respect to the Lowest Annual Cost/Highest Annual Cost table in the “Ongoing Fees and Expenses (annual charges)” row, please add, to both lists of assumptions, that the estimates include the Base Contract Expenses of 1.35% of Accumulation Value.

Midland National® Life Insurance Company | MidlandNational.com

RESPONSE: The Company has made the requested revision.

31.	With respect to the “Risk of Loss” row, second column, please revise to read: “You can lose money by investing in this Contract, including loss of principal and prior credited earnings.”

RESPONSE: The Company has revised the language to refer to “loss of principal and prior Contract earnings.”

32.	With respect to the “Not a Short-Term Investment” row, second column:

a.	Please revise the beginning of the first sentence of the third paragraph to read: “The risk of loss is greater as to Cycle Investments if you withdraw Contract Value….”

b.	Please revise the second sentence of the third paragraph in plain English.

c.

The last sentence of the third paragraph states: “Furthermore, such withdrawals will not receive the downside protection of the Floor or Buffer Rate.” Please disclose here, if accurate, that this means, if such a withdrawal is taken, there is no limit to the potential loss of amounts invested in a Cycle Investment (or specify the maximum potential loss).

RESPONSE: The Company has made the requested revisions.

33.

With respect to the “Risks Associated with Investment Options” row, second column, please disclose in the second bullet that the Holding Account has its own unique risks as well, and please disclose in the third bullet that investors should review the prospectus for the fund associated with the Holding Account (i.e., the Fidelity Government Money Market Fund) before making an investment decision. Throughout, where the Holding Account is discussed, please add disclosure regarding any fees and expenses an investor would incur on funds held in the Holding Account (i.e., fees related to investing in the Fidelity Government Money Market Fund).

RESPONSE: The Company has changed the Holding Account to be the Company’s General Account and has made changes throughout the prospectus accordingly.

34.	Please change the “Investments” heading to “Investment Options.” See Form N-4, Instruction 1(a) to Item 2.

RESPONSE: Respectfully, the Company has retained the heading “Investments,” per Form-4.

Midland National® Life Insurance Company | MidlandNational.com

35.

With respect to the “Tax Implications” row, second column, please disclose here, and elsewhere, that an investor should also consult with a tax professional to determine the tax implications of making withdrawals.

RESPONSE: The Company has made the requested revisions.

36.	With respect to the “Investment Professional Compensation” row, second column:

a.	Please clarify in plain English here, and elsewhere, what “persistency” refers to.

b.	Please add the disclosure in the last two sentences to the “Other Information – Distribution” section of the prospectus.

c.	If applicable, please add disclosure noting other forms of compensation, such as revenue sharing. See Form N-4, Instruction 6(a) to Item 2.

RESPONSE: The Company has made the requested revisions, as appropriate.

37.	With respect to the “Exchanges” row, second column:

•	Here, and elsewhere, please revise the disclosure to match the language used in Instruction 6(b) to Item 2 of Form N-4 (e.g., “contract” is lowercase).

•

Please add the disclosure appearing here to the section “Tax-Free Section 1035 Exchanges” in the prospectus and a cross-reference to the section “Tax-Free Section 1035 Exchanges” in the “Location in Prospectus” column of the table.

RESPONSE: The Company has made the requested revisions.

Overview of the Midland Live Well Registered Index-Linked and Variable Annuity (pages 12-16)

Q: What is the Contract, and what is it designed to do?

38.	In the third sentence of the final paragraph, please explain what “low cost liquidity” means.

RESPONSE: The Company has clarified the disclosure to state the contract is not intended for short-term investment.

Q: How do I accumulate assets in the Contract and receive income from the Contract?

Midland National® Life Insurance Company | MidlandNational.com

39.

In the second paragraph under “Income Phase,” please revise the first sentence as follows, if true: “When you elect to annuitize the Contract, your Contract Value will be converted into income payments and you will no longer be able to make withdrawals from the Contract.”

RESPONSE: The Company has made the requested revision.

Q: What are the primary features and options of the Contract?

40.

In the bullet points under “Additional Features and Services,” please disclose that Systematic Withdrawals can be made from Cycle Investments, subject to Fair Value adjustments for withdrawals taken before a Cycle End Date.

RESPONSE: The Company has made the requested revision.

Summary Questions Related to the Cycle Investments – Q: What are Cycle Investments?

41.

The first bullet point states: “What Index do I want my investment return to be based on?” Here, and elsewhere, please revise the disclosure to reflect that, currently, there is only a single Index offered as an investment option.

RESPONSE: The Company has made the requested revision.

Summary Questions Related to the Cycle Investments – Q: What are the elements of a Cycle Investment?

42.

In the third bullet point, and elsewhere (e.g., page 27), please revise the definition of the Floor Rate, if true, to clarify that it is the maximum loss due to negative Index performance that the Contract Owner will incur at the end of the Cycle Term. For example, please clarify disclosure that states the Floor Rate is the “minimum rate of return on a Cycle Investment.”

RESPONSE: The Company has made the requested revisions.

Summary Questions Related to the Cycle Investments – Q: What is the Floor Rate?

43.	Please revise the third sentence of the first paragraph to read: “You will be protected against loss attributable to negative Index performance….”

RESPONSE: The Company has made the requested revision.

44.

The last sentence of the second paragraph of this question and the next question states: “See for examples for how this feature works.” Please add examples here, rather than cross-referencing to other sections of the prospectus.

Midland National® Life Insurance Company | MidlandNational.com

RESPONSE: The Company has made these revisions.

Summary Questions Related to the Cycle Investments – Q: What is the value of my Cycle Investment during the Cycle Term?

45.	The first sentence of the fourth paragraph states: “There is no Floor Rate or Buffer Rate on a withdrawal or transfer taken before the Cycle End Date.” Please make this statement more prominent.

RESPONSE: The Company has made this revision.

Fee Table (pages 17-18)

46.	Please revise the first sentence to conform to the language of the legend specified in Item 4 of Form N-4.

RESPONSE: The Company has made this revision.

47.	In the first sentence below the “Transaction Expenses” bullet, please revise “[t]he first set of tables list…” to read “[t]he first table lists….”

RESPONSE: The Company has made the requested revision.

48.	Please revise the “Contract Owner Transaction Expenses” table as follows:

•

Disclose the maximum Fair Value adjustment for distributions from a Cycle Investment prior to the Cycle End Date due to transfers, withdrawals, surrender, contract cancellation, death or Annuitization.

•	Add a footnote explaining the following:

•

The actual amount of the Fair Value calculation is determined by a formula that depends on, among other things, how the Index has performed since the Cycle Start Date, the volatility of the Index, changes to interest rates, and the time remaining until the Cycle End Date, if true.

•	When the maximum loss would occur (e.g., if there is a full distribution from a Cycle Investment at a time when the Index value has declined to zero).

•

If there is a distribution (e.g., due to a withdrawal) before the Cycle End Date, the Floor Rate or Buffer Rate will not apply, and any upside performance will be limited to a percentage lower than the Cap Rate.

Midland National® Life Insurance Company | MidlandNational.com

Please also cross-reference later disclosure that discusses the determination of Fair Value and the Proportional Cap Rate.

RESPONSE: The Company has made the requested revisions.

49.

Please revise the first sentence below the “Periodic Charges Other Than Investment Portfolio Expenses” bullet to read: “The next table lists the fees and expenses that you may pay each year during the time that you own the Contract, not including Portfolio Company fees and expenses.” See Item 4 of Form N-4.

RESPONSE: The Company has made the requested revision.

50.	Please delete the statement under the text of footnote one to the Annual Contract Expenses table.

RESPONSE: The Company has made the requested revision.

51.	In the “Total Annual Portfolio Expenses” table:

•	Please revise the name of the table to “Annual Portfolio Company Expenses.” See Item 4 of Form N-4.

•	Please rename the columns titled “Lowest” and “Highest” as “Minimum” and “Maximum,” respectively. See Item 4 of Form N-4.

•

Please move footnote two from the first column, second row of the table to the first column, third row of the table (i.e., following “Range of total annual operating expenses after waivers and expense reimbursements”).

RESPONSE: The Company has made the requested changes, but is naming the table “Annual Investment Portfolio Expenses” to conform to the defined term used throughout the prospectus.

52.

Please revise the second sentence of the second paragraph under the “Expense Examples” heading to read: “The Examples also assume that your investment has a 5% return each year and assumes the most expensive of the Annual Portfolio Company Expenses.” See Item 4 of Form N-4.

RESPONSE: The Company has made the requested revision.

Principal Risks of Investing in the Contract (pages 18-23)

Midland National® Life Insurance Company | MidlandNational.com

Risks of Investing in the Cycle Investments – Liquidity Risk

53.	The last sentence of the first paragraph reads as follows: “Furthermore.” Please complete this disclosure or delete, as applicable.

RESPONSE: The Company has made the requested revision.

54.

The second paragraph states that withdrawals taken before the Cycle End Date will “reduce your Cycle Investment Value (and the amount available for withdrawals)….” Please clarify whether such reductions are on a dollar-for-dollar or on a proportional basis. If reductions are calculated on a proportional basis, please also explain the impact of such withdrawals.

RESPONSE: The Company has made the requested revision.

55.

Please clarify, in the third paragraph (and throughout the prospectus), when the Proportional Cap Rate is applied (i.e., clarify whether it is applied after a Fair Value adjustment is determined, or whether it is part of the Fair Value adjustment calculation).

RESPONSE: We have clarified that the Proportional Cap Rate is embedded the daily Cycle Investment Unit Value. It is not applied separately.

Risks of Investing in the Cycle Investments – Availability of Cycles, Floor Rates, and Cap Rates

56.	Please revise the risk disclosure to also discuss Buffer Rates.

RESPONSE: The Company has made the requested revisions.

Risks of Investing in the Cycle Investments – Limited Participation in Positive Performance

57.	Please revise the end of the first sentence as follows: “…in a mutual fund or exchange- traded fund tracking the same Index.”

RESPONSE: The Company has made the requested revision.

Risks of Investing in the Cycle Investments – Cycle Investment Unit Value Based Upon Fair Value During Cycle Term

58.	The penultimate sentence of the first paragraph discusses the formula used to determine Fair Value.

•	Please provide a plain English description of the formula.

Midland National® Life Insurance Company | MidlandNational.com

•

Please disclose the formula in the prospectus where Fair Value calculation is discussed (see, e.g., page 31) as well as in Appendix C. Please confirm that the formula is objective; i.e., it must be replicable and not dependent on the application of subjective factors by the Fair Value Calculation Agent.

RESPONSE: The Company has made the requested revisions. The Company confirms that the formula is objective; i.e., it is replicable and not dependent on the application of subjective factors by the Fair Value Calculation Agent.

59.

The first sentence of the second paragraph states: “Midland National may publish on a website or otherwise make available Cycle Investment Unit Values prior to the Cycle End Date.” Please change to “will” or explain why the Company is reserving this discretion. Please also disclose the website address where the values will be shown.

RESPONSE: The Company has made the requested revision.

60.

The second sentence of the second paragraph provides a cross-reference to an appendix for examples of Fair Value and Unit Value calculations. Please provide examples of Fair Value calculation in the prospectus, including examples showing the effects of: (i) positive and negative Index performance; (ii) performing the calculations early and late in a Cycle Term; and (iii) different types of Cycle Terms.

RESPONSE: The Company has added examples to the prospectus.

Risks of Investing in the Cycle Investments – Risk Associated with Indices – S&P 500 Index

61.

Please confirm what index the Cycle Investments will track (i.e., provide the index’s actual name and ticker). The disclosure states that the Index is the S&P 500 Index, but it also states that Index performance does not reflect dividends or distributions paid on the securities comprising the Index. This suggests the Index may be a price return or net total return version of the S&P 500 Index.

RESPONSE: The Company has revised the disclosure to reflect the Index’s actual name and ticker.

Risks of Investing in the Cycle Investments – Risk Associated with Indices – Substitution of an Index

62.	Please clarify that, since there is only one Index, Contract Owners’ funds can only be allocated to Subaccounts if the Index is discontinued and not replaced.

RESPONSE: The Company has made the requested revisions.

Midland National® Life Insurance Company | MidlandNational.com

63.

The last sentence states: “Withdrawals from a Cycle Investment prior to its Cycle End Date will result in the application of the Proportional Cap Rate, which will lower the rate of return.” Please confirm that this will not apply when the Index is terminated, since other disclosure states that the termination date is the Cycle End Date. If true, please also disclose in this sentence that such withdrawals may result in a rate of return less than the Cap Rate.

RESPONSE: The Company confirms that the Proportional Cap Rate will not apply in the event the Cycle Investment is terminated.

Other General Risks of Investing in the Contract – Adverse Tax Consequences

64.

The second sentence discusses distributions from a tax-advantaged retirement account prior to attaining age 59 1⁄2. If accurate, please clarify that this disclosure also applies to Non-Qualified Contracts.

RESPONSE: The Company has made the requested revision.

Purchasing the Contract (pages 24-25)

65.

The second sentence of the third paragraph states: “You must provide Separate Account allocation instructions even if you allocate 100% of your Premium payment to the Cycle Investments.” Please explain supplementally why the Company imposes this requirement.

RESPONSE: The Company requires Subaccount allocation instructions for use in the event that a Cycle Investment matures and there is no new Cycle Investment of the same type with that Cycle Start Date and the Contract Owner has not provided other investment instructions. In this case, the Company will allocate the Cycle Investment value per the Subaccount allocation instructions on file.

66.

The second sentence of the fifth paragraph states: “1 Business Day prior to the Cycle Start Date, allocations to Cycle Investments will move into the Holding Account, which is invested in the Money Market portfolio.” Please explain the basis for moving funds from Subaccounts into the Holding Account, then into Cycle Investments, without investors’ instructions.

Midland National® Life Insurance Company | MidlandNational.com

RESPONSE: Respectfully, the prospectus describe the process for investing in a Cycle Investment, which requires initial allocation for one day, to the Holding Account, where there is no risk of loss. Accordingly, by allocating monies to a Cycle Investment, the contract owner is, in fact, first instructing us to allocate to the Holding Account. The Company follows this process so that it will know the amount of money that will go into the Cycle Investment, i.e., the allocation is not subject to market fluctuation. This enables the Company to buy the appropriate amount of derivatives and determine the Cap Rates based on the actual amount that be transferred into the Cycle Investments. If the money directly went from the Subaccounts/maturing Cycle Investments into the new Cycle Investments, there could be a large market movement on the Cycle Start Date, resulting in less money moving into the Cycle Investments. This would cause the Company to “over buy” derivatives, which results in immediate transaction costs loss for the Company, particularly if the Company opts to immediately sell the excess purchase (it would incur the full transaction costs for a two-way trade). The Company’s analysis found that large one day movements are common enough to present financial risk to the Company, which they are seeking to minimize through this process.

Right to Cancel

67.	Please disclose whether Purchase Payments allocated to Cycle Investments will be subject to Fair Value adjustment upon cancellation of the Contract.

RESPONSE: We have done so.

68.	Please disclose that withdrawal charges will not be applied in calculating the amount returned upon cancellation of the Contract.

RESPONSE: The Company has added the following disclosure: “You will not be subject to a surrender charge if you cancel your Contract within the Right to Cancel period.”

Tax-Free “Section 1035 Exchanges”

69.	This section ends with the phrase “Premium Payments.” If “Premium Payments” is intended to be a header (as the Table of Contents suggests), please complete the disclosure. Otherwise, delete.

RESPONSE: The Company has deleted the typographical error.

The Cycle Investment Options (pages 26-37)

Available Cycle Investments

70.	In the table describing the currently-offered Cycle Investments, please also disclose the Cycle Floor/Buffer Rate thresholds.

RESPONSE: The Company does not have “thresholds.” The Cycle Floor and Buffer Rates will not change, other than by amendment to the prospectus.

Midland National® Life Insurance Company | MidlandNational.com

71.	Please revise the sentence below the table as follows: “Over time, we may add and/or remove the Cycle Investments by amending the prospectus.”

RESPONSE: The Company has made the requested revision.

Features of a Cycle Investment

72.

The first full paragraph on page 27 states: “In the future, we may offer Cycle Investments that include unlimited Cap Rates, as well as additional upside investment potential features.” Please delete this disclosure, and delete similar disclosure elsewhere that states what the Company may do, or what Indices, features, or rates it may offer, in the future. These changes would need to be effected by amending the prospectus.

RESPONSE: The Company has made the requested revisions.

Features of a Cycle Investment – Buffer Rate

73.	Please revise the first sentence to clarify that, with a Buffer Rate, the investor would be responsible for all negative returns that exceed the Buffer Rate.

RESPONSE: The Company has made the requested revision.

74.

Please revise the third sentence of the second paragraph as follows: “The Contract Owner bears the loss only to the extent negative Index performance exceeds -20%.” Please similarly remove the word “only” in Example 2 underneath this sentence.

RESPONSE: The Company has deleted the word “only” from the referenced sentence, and from the similar sentence in the following example.

75.	In the fourth bullet on page 28 (“Example 2”), and elsewhere as applicable, note the potential loss of the entire amount invested for a withdrawal prior to the Cycle End Date.

RESPONSE: The Company has made the requested revision.

Investing in the Cycle Investments

76.

Throughout this section, and the prospectus in general, please clarify (i) how the Company allocates initial Premium Payments and additional Premium Payments to Cycle Investments, and (ii) how rollovers of Cycle Investments are allocated on a Cycle End Date, including how funds are exchanged to and from the Holding Account.

Midland National® Life Insurance Company | MidlandNational.com

RESPONSE: The Company has made the requested revision.

77.	Please specify, in the first sentence of the second paragraph, what amount of time “[e]ach week” is meant to represent.

RESPONSE: The Company has made the requested revision.

78.	In the second sentence of the second paragraph, and elsewhere, please specify Midland National’s website address.

RESPONSE: The Company has made the requested revisions.

79.	Please fix the numbering of the subparagraphs following the second paragraph (i.e., add subparagraph “1)”).

RESPONSE: The Company has made the requested revision.

80.

The third paragraph states: “The Cap Rate we establish on the Start Date of a new Cycle Investment may be different from the indicative Cap Rate in the Notice.” Please state here what happens if the Cap Rate is below the Cap Rate Threshold. Please also disclose how investors would be notified of a change to the Cap Rate that is not reflected in the Notice (e.g., through Midland National’s website).

RESPONSE: The Company has revised the disclosure to reflect that the Cap Rate for a new Cycle Investment will be established one week prior to the Cycle Start Date. As contract holders will have prior notice of the actual Cap Rate and can choose to reallocate to another option, the concept of the Cap Rate Threshold has been eliminated.

81.

Please revise the first sentence of the fourth paragraph to read as follows: “To invest in a new Cycle Investment, you must submit your allocation instructions, if different than the allocation instructions submitted with your application or currently on file with the Company, at least one Business Day before the Cycle Start Date.”

RESPONSE: The Company has made the requested revision.

82.	In the penultimate paragraph on page 29, please delete “we will reject it” from the first sentence. The Company should use the most recent allocation instructions on file.

RESPONSE: The Company has opted to delete this paragraph, as this information is provided as suggested two paragraphs later.

Midland National® Life Insurance Company | MidlandNational.com

83.

Please clarify or explain the disclosure in the first sentence on page 30 (i.e., defaulting a Contract Owner to Subaccount Investment Options if new allocation instructions are not received), and revise using plain English principles (e.g., avoid multiple uses of “and/or”).

RESPONSE: The Company has revised the disclosure as requested.

Investing in the Cycle Investments – The Holding Account

84.	Please revise the beginning of the first sentence as follows: “The Holding Account holds the following: (i) additional Premium Payments….”

RESPONSE: The Company has made the requested revision.

Investing in the Cycle Investments – The Cycle Start Date

85.

Please confirm that references to “minimum Cap Rate” in this section are synonymous with the “minimum Cap Rate” threshold discussed earlier in the prospectus (see, e.g., page 20). If so, please add a cross-reference to this disclosure or consider defining the term. If not, please revise the disclosure for clarity.

RESPONSE: The Company has revised the disclosure to reflect the elimination of the Cap Rate Threshold, as discussed in the response to Comment 80.

Cycle Investment Value – The Proportional Cap Rate

86.	Please add disclosure explaining the relationship between Fair Value calculation and the Proportional Cap Rate.

RESPONSE: The Company has made the requested revisions.

Transfers out of a Cycle Investment

87.

Please disclose here, and elsewhere, whether transfers out of a Cycle Investment (e.g., into a Subaccount) are treated differently than withdrawals. For example, please disclose whether an investor would be subject to the Fair Value adjustment and forfeit floor and buffer protection for amounts that are transferred out of a Cycle Investment before the Cycle End Date (but which are not withdrawn from the Contract).

RESPONSE: Transfers from a Cycle Investment prior to the Cycle End Date are treated the same as withdrawals prior to the Cycle End Date. The Company has revised the disclosure for clarity.

Midland National® Life Insurance Company | MidlandNational.com

Withdrawals from Cycle Investments – Required Minimum Distributions

88.	In the first paragraph, please state, if true, that RMDs taken during a Cycle Term are subject to Fair Value adjustments.

RESPONSE: The Company has clarified this disclosure.

89.	In the second paragraph, please disclose that Surrender Charges do not apply to withdrawals taken for RMD purposes.

RESPONSE: The Company has made the requested revision.

Cycle End Date Payments; Rollovers

90.	Please specify in the first paragraph all options a Contract Owner has at the Cycle End Date.

RESPONSE: The Company has further clarified the disclosure.

91.

The fifth paragraph states: “If you have not provided maturing Cycle Investment instructions, invested in a new Cycle Investment within the same Index, Cycle Term and Floor Rate or Buffer Rate, as applicable.” The disclosure appears incomplete. Please revise.

RESPONSE: The Company has clarified the disclosure.

Substitution of an Index

92.

The first sentence of the first paragraph discusses the risk that “hedging instruments become difficult to acquire or the cost of hedging becomes excessive....” Please add this factor to the risk factor disclosure regarding substitutions of the Index.

RESPONSE: The Company has added the referenced clause to RISKS OF INVESTING IN THE CYCLE INVESTMENTS – Substitution of an Index.

93.

The third sentence of the first paragraph states: “When we do so, we may adjust the Index Value used on the Start Date to the Index Value of the substitute Index on the Start Date or adjust the Cycle Investment Unit Value as of the date we substitute the comparable Index.” Please specify which option will be used so investors know how the Cycle Investment Unit Value will be calculated.

RESPONSE: We have clarified the disclosure to reflect how we will effect such changes.

94.	Please reference the Cap Rate in the last sentence of the first paragraph.

Midland National® Life Insurance Company | MidlandNational.com

RESPONSE: The Company has made the requested revision.

95.	In the third paragraph, discussing termination of the Cycle Investment, please disclose the method the Company will rely upon to calculate the Cycle End Date Unit Value in the event of termination.

RESPONSE: The Company has made the requested revision.

Valuation of a Cycle Investment – Cycle Investment Unit

96.	Please disclose here, and elsewhere as applicable, whether withdrawals reduce Cycle Investment Unit Value on a dollar-for-dollar basis or proportionately.

RESPONSE: The Company has made the requested revision.

Valuation of a Cycle Investment – On the Cycle End Date

97.

The last paragraph states that, once the Company uses the value of an Index reported to it to determine amounts payable or Cycle Investment Unit Value, the Company will not change the Index Value even if it is subsequently changed. Please explain the basis, under the federal securities laws, for not correcting such a calculation error after becoming aware of it or revise this disclosure.

RESPONSE: The Company has removed this disclosure, as it was included in error. The Company will reprocess transactions, as appropriate, that are processed based on an inaccurate Index Value.

The Subaccount Investment Options (pages 37-42)

Accumulation Units

98.	The last sentence of the first paragraph states: “We also redeem units to pay for certain charges.” Please specify these charges.

RESPONSE: The Company has made the requested revision.

Processing Surrenders and Partial Withdrawals – Cycle Investments & Subaccounts (pages 42-44)

99.

The penultimate paragraph on page 43 states: “Unless you specify otherwise, your partial withdrawal will be deducted from all Investment Options in the same proportion as your Contract Value bears to each Investment Option.” Here, and elsewhere as applicable, disclose to investors that, because Cycle Investments are subject to Fair Value adjustment and Proportional Cap Rate adjustment, there are risks associated with taking partial withdrawals prior to the Cycle End Date from a Cycle Investment instead of from a Subaccount.

Midland National® Life Insurance Company | MidlandNational.com

RESPONSE: The Company has made the requested revision.

Benefits under the Contract (pages 44-48)

100.	Please provide clear, concise examples for each benefit. See Form N-4, Instruction to Item 10(c).

RESPONSE: The Company has made the requested revisions.

101.

With respect to the “Systematic Withdrawal Program” row, third column, please revise the second bullet to read as follows: “Subject to any applicable income taxes, including a possible 10% federal tax penalty if taken before age 59 1⁄2.” Please add this federal penalty disclosure throughout where similar disclosure regarding potential tax consequences appears.

RESPONSE: The Company has made the requested revisions.

Systematic Withdrawals

102.	Please disclose the consequences of taking systematic withdrawals from Cycle Investments prior to the Cycle End Date and encourage investors to consult with a financial professional before doing so.

RESPONSE: The Company has made the requested revision.

Death Benefit – Designation of your Beneficiary

103.	In the eighth paragraph, please clarify what happens if there are multiple Beneficiaries but they do not all join in a transfer request.

RESPONSE: The Company has revised the disclosure.

Charges, Fees and Deductions (pages 48-50)

Transaction Expenses

104.

The first discussion of the Free Withdrawal Amount in the prospectus occurs in this section. Please add disclosure throughout the prospectus regarding the Free Withdrawal Amount, its operation and its terms (e.g., to the “Overview of the Midland Live Well Registered Index-Linked and Variable Annuity” section and to the “The Cycle Investment Options – Withdrawals from Cycle Investments” subsection).

Midland National® Life Insurance Company | MidlandNational.com

RESPONSE: The Company has revised the disclosure.

105.

The final paragraph of the subsection states: “The Surrender Charge compensates the Company for distribution charges and other Contract expenses.” Please explain the legal basis pursuant to Rule 6c-8 under the Investment Company Act of 1940 for using the Surrender Charge to compensate the Company for “other Contract expenses.”

RESPONSE: The Company has revised the disclosure as follows: “The Surrender Charge compensates the Company for distribution charges and the full annual fee for administrative services that otherwise would have been deducted through the end of the year.”

Annual Contract Expenses – Separate Account Annual Expenses

106.

The fifth sentence of the third paragraph states: “The mortality risk also arises, in part, because of the risk that the Death Benefit may be greater than the Accumulation Value.” Please disclose how the Death Benefit may exceed the Accumulation Value.

RESPONSE: The Company has deleted the referenced sentence.

Maturity Date (pages 50-52)

Payment of Life Income

107.	In subparagraph (a), “Life Annuity,” please specify what happens if the Annuitant dies prior to the first payment.

RESPONSE: We have made this change.

Joint and Survivor Income

108.	Please specify what happens if both Payees die prior to the first payment.

RESPONSE: We have made this change.

The Registered Separate Account (pages 58-59)

Our Right to Change How we Operate the Registered Separate Account

109.	Please delete the second paragraph on page 59 (discussing automatic allocations to a Subaccount that is no longer available). It is redundant with the third paragraph.

RESPONSE: The Company has deleted the referenced paragraph.

Midland National® Life Insurance Company | MidlandNational.com

Portfolio Voting Rights (pages 62-63)

110.

Please revise the penultimate sentence of the last paragraph on page 62 to read as follows: “We currently intend to vote any portfolio shares that we (and our affiliates) alone are entitled to vote in the same proportions that Owners vote.”

RESPONSE: The Company has made the requested revision.

Other Information (pages 63-65)

Suitability of the Contract

111.

The last sentence of the first paragraph states: “Before purchasing a Contract for use in a qualified plan, you should obtain competent tax advice both as to the tax treatment of the Contract and the suitability of the investment for your particular situation.”

•	Please modify this disclosure to state that an investor should obtain competent tax advice and financial advice (as investment suitability is referenced).

•	Please disclose whether this is also applicable to Non-Qualified Contracts.

RESPONSE: The Company has made the requested revisions.

Where to Find Other Information (page 65)

112.	Please confirm whether the section “Where to Find Other Information,” which appears alone without any corresponding disclosure, will be updated. If not, please delete the section header.

RESPONSE: The Company has deleted this section heading.

Appendix A – Investment Portfolios Available under the Contract (pages 65-69)

113.

If applicable, identify each Portfolio Company subject to an expense reimbursement or fee waiver arrangement and provide a footnote stating that their annual expenses reflect temporary fee reductions. See Form N-4, Instruction 4 to Item 17.

RESPONSE: None of the Portfolio Companies are subject to an expense reimbursement or fee waiver arrangement..

114.	With regards to the column titled “Investment Portfolio and Adviser/Subadviser”:

a.	Please use the full names of the funds in the table.

b.	Please add the names of the advisers and subadvisers for each fund to each cell in the column.

Midland National® Life Insurance Company | MidlandNational.com

c.	It appears that, in some instances, the share classes of the funds are being listed. Please delete references to fund share classes from the table.

RESPONSE: We have made these changes.

Appendix C – Cycle Investment Unit Value Examples (pages 70-77)

115.	The bolded text on page 71 states: “During the Cycle Term prior to the End Date, no floor applies. Thus, during the Cycle Term, the decrease in the Unit Value is not limited by the floor protection.”

a.	Please provide similar disclosure regarding the lack of buffer protection.

b.	Please provide examples illustrating how the lack of floor/buffer protection could affect an investor.

c.	Please note here, and elsewhere, an investor’s maximum loss of principal in these conditions.

RESPONSE: The Company has revised the disclosure in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION

Separate Account and the Company (page 3)

116.	Please provide the registrant’s form of organization and its classification pursuant to Section 4 of the Investment Company Act of 1940. See Form N-4, Item 19(b).

RESPONSE: The Company has added disclosure stating that the Registrant is a unit investment trust, and this change will be reflected in the pre-effective amendment.

Services (page 3)

117.	Please revise the fourth sentence of the second paragraph to read: “SE2 does not prepare filings on behalf of the Separate Account or principal underwriter”, if true.

RESPONSE: The Company has made the requested revision, and this change will be reflected in the pre-effective amendment.

Other Investment Option Yield Calculation (pages 6-7)

118.	Please confirm that the yield formula, which appears directly below the first paragraph on page 7, has been drafted correctly. See Form N-4, Item 24(b)(2).

Midland National® Life Insurance Company | MidlandNational.com

RESPONSE: The Company has revised the formatting of the formula to conform to Form N-4, Item 24(b)(2) and will ensure that it is typeset properly. This change will be reflected in the pre-effective amendment

Distribution of the Contracts (page 12)

119.	Please revise the first sentence to read: “The Contracts will be offered on a continuous basis.”

RESPONSE: The Company has made the requested revision, and this change will be reflected in the pre-effective amendment.

120.	There is a blank table directly below the third paragraph. Please complete the table, or delete.

RESPONSE: The Company has deleted the blank table, and this change will be reflected in the pre-effective amendment.

PART C

121.

Please generally renumber the Items in Part C, and revise the disclosure, to match the requirements of revised Form N-4. It appears the current Part C disclosure is based on the prior version of Form N-4. (e.g., delete the undertakings currently listed in Item 32(a)-(c); delete current “Item 27” disclosure and update per revised Form N-4).

RESPONSE: The Company has updated the disclosure per revised Form N-4, and this change will be reflected in the pre-effective amendment.

122.	Please add Item 34, “Fee Representation,” and add to it the disclosure currently designated as Item 32(d) in the Form N-4 filing.

RESPONSE: The Company has added Item 34 to the disclosure that was designated as Item 32(d) in the filing, and this change will be reflected in the pre-effective amendment.

SIGNATURES

123.	Please revise the signature blocks consistent with the requirements of Form N-4. In particular, please revise the signature block for the Depositor.

RESPONSE: The Company has revised the signature blocks per revised Form N-4, and this change will be reflected in the pre-effective amendment

Midland National® Life Insurance Company | MidlandNational.com

The Company believes that the Response Letter addresses in full the Staff comments. The Company plans to launch this product no later than on or about December 1, 2021. To this end, please let us know if there is any way we can facilitate your review.

If you have any questions regarding the Company responses, please contact the undersigned at 515-273-3290 or at bagnew@sfgmembers.com.

Sincerely,

/s/ Brett Agnew
Brett Agnew
Associate General Counsel

Midland National® Life Insurance Company | MidlandNational.com

Live Well Registered Index-Linked and Variable Annuity Prospectus

______________, 2021

A Flexible Premium Deferred Registered Index Linked and Variable Annuity

issued by: Midland National Life Insurance Company

through the Midland National Life Separate Account C

This prospectus describes the Live Well Registered Index-Linked and Variable Annuity (the “Contract(s)”) issued by Midland National Life Insurance Company (the “Company,” “us,” “we,” “our”). This prospectus provides information you should know before purchasing the Contract.

The Contract is designed to aid in long-term financial planning and provides for accumulation of capital on a tax-deferred basis for retirement or other savings needs.

The Contracts offer two types of investment options: (i) Cycle Investments, which are linked to the performance of an Index; and (ii) Subaccounts (“Subaccount(s)”), which, in turn, each invest in a mutual fund portfolio (“Investment Portfolio”).

•

Each Cycle Investment provides a return based on the performance, positive or negative, of the Index to which it is linked for specified period of time (the “Cycle Term”). Any positive return will be subject to a Cap Rate, which is your maximum return on the last day of the Cycle Term (the “Cycle End Date”). Any negative return will be subject to a certain level of downside protection: in the form of either a Floor Rate or Buffer Rate. A Floor Rate is the maximum loss that you will bear on the Cycle End Date. A Buffer Rate is the maximum Index loss that the Company will protect you from on the Cycle End Date, and you will be subject to any loss in excess of the Buffer Rate.

Currently, there is only one Index available: S&P 500® Price Return Index (Bloomberg Ticker: SPX),

The value of your Cycle Investment on any day is calculated by multiplying the Cycle Investment Unit Value for that day by the number of Cycle Investment Units credited to your Contract (“Cycle Investment Value”). The initial Cycle Investment Unit Value on any Cycle Start Date is $10.00, and we determine the number of Cycle Investment Units initially credited to your Contract by dividing your initial premium payment by the initial Cycle Investment Unit Value. On each Business Day, an independent third party (the “Fair Value Calculation Agent”) determines the Fair Value for each Cycle Investment based on the financial instruments that equal the Cycle Investment at maturity. We calculate the Unit Value based on the Fair Value and incorporate the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means that before the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. Your Cycle Investment Value, less any surrender charges, if applicable, is the amount available for withdrawals prior to the Cycle End Date, including Free Withdrawal Amounts, Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), payment of a death benefit or annuitization. You should seek advice from financial and/or tax professionals before investing in the Cycle Investments.

Your accumulation value in each Subaccount will increase or decrease based on investment performance of the underlying Investment Portfolio. This means that a Subaccount’s unit value is not based on a Fair Value calculation, unlike a Cycle Investment Unit Value prior to the Cycle End Date.

You should also note that Index-linked annuity contracts are complex insurance and investment vehicles, and before you purchase the contract, you should carefully read the this prospectus and speak with your financial professional about the Contract’s features, benefits, risks, and fees, and whether the Contract is appropriate for you based upon your financial situation and objective. You should also consult with a tax professional.

There are risks associated with investing in the Cycle Investments. You may lose money, up to all or a significant amount of your principal investment and earnings from prior Cycle Investment periods that are reinvested. Prior to the Cycle End Date, the Cycle Investment Unit Value will reflect the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means on any day prior to the Cycle End Date your Cycle Investment Value could reflect lower gains and higher losses than on the Cycle End Date. There are also risks associated with investing in the Subaccounts, including the risk of loss of up to all or a significant amount of your principal investment and any earnings. You should not buy this Contract if you are not willing to assume these investment risks. The obligations under the Contract other than those related to the Subaccounts are subject to the creditworthiness and claims-paying ability of the Company. See RISK FACTORS later in this prospectus.

If you are a new investor in the Contract, you may cancel your Contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive your total Contract Value, or, if greater, and required in your state, your premium payment less any partial withdrawals. You should review this prospectus or consult with your investment professional, for additional information about the specific cancellation terms that apply.

The Contract described in this Prospectus:

•	Is not a bank deposit;

•	Is not an obligation or guarantee of a bank or credit union;

•	Is not insured or guaranteed by the FDIC, the Federal Reserve Board or a government agency;

•	Is subject to loss of principal.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Additional Information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The principal underwriter of the Contract is Sammons Financial Network, LLC. The offering of the Contract is intended to be continuous. This prospectus does not constitute an offering in any jurisdiction in which such offer may not be lawfully made.

The minimum initial premium payment is $25,000.

Prospectus Date: [                ]

DEFINITIONS

For your convenience, below is a glossary of the special terms we use in this prospectus. These terms are generally capitalized throughout this document.

Accumulation Unit means the units credited to each Subaccount in the Separate Account before the Maturity Date.

Accumulation Unit Value means the value of an Accumulation Unit of a Subaccount for a Valuation Period.

Accumulation Value means the sum of the amounts you have in the Subaccounts.

Annuitant means the person(s) whose life is used to determine the amount and duration of any annuity payments involving life contingencies. The Annuitant may not be changed during the Annuitant’s lifetime. If you elect the Joint and Survivor Income Payment option, the duration of any annuity payment will depend on the life of the Annuitant and the Joint Annuitant.

Annuitization means an election of an annuity payment option.

Annuitize means an election to receive regular income payments from your Contract under one of the annuity payment options. An election to annuitize your Contract is irrevocable. If you elect to annuitize your Contract, you will no longer be able to exercise any liquidity (e.g., withdrawal or surrender) provision that may have previously been available.

Beneficiary means the person or persons to whom the Contract’s Death Benefit will be paid in the event of the death of the Owner.

Buffer Rate means the rate used to determine the Cycle End Date Unit Value Buffer as described in “Valuation of a Cycle Investment - On the Cycle End Date” later in this Prospectus. It represents the maximum loss due to negative Index performance from which the Owner is protected on a Cycle End Date. The Buffer Rate does not apply before the Cycle End Date.

Business Day means any day the New York Stock Exchange is open for regular trading. Our Business Day ends when the New York Stock Exchange closes for regular trading, generally 3:00 p.m. Central Time.

Cap Rate means the rate used to determine the Cycle Investment’s Unit Value Cap. It represents the maximum potential increase in the Cycle Investment Unit Value for a Cycle Investment on the Cycle End Date.

Contract Anniversary means the same date in each Contract year as the Issue Date.

Contract Month means a month that starts on the same date as the Issue Date in each month. For this purpose, if the Issue Date is not a calendar date in every month, then we look forward to the first day of the next calendar month. For example, assume a Contract is issued on January 31st; subsequent Contract months will begin on the first day of each month (March 1, March 31, May 1, May 31, etc.).

Contract Quarter means a three-month period that starts on the same date as the Issue Date in each three-month period. For this purpose, if the Issue Date is not a calendar date in every month, then we look forward to the first day of the next calendar month. For example, assume a Contract is issued on January 31st; Contract quarters will begin on the first day of each quarter (May 1, July 31, and October 31).

Contract Value means the sum of amounts invested in the Cycle Investments and the Subaccounts, plus any amount allocated to the Holding Account.

Contract Year means a year that starts on the Issue Date or on each Contract anniversary thereafter.

Customer Service Center means where you must send correspondence, service or transaction requests, and inquiries. Please note: Premium payments must be sent to P.O. Box 9261, Des Moines, IA 50306-9261. The overnight mailing address is Midland National, 8300 Mills Civic Parkway, West Des Moines, IA 50266-3833. This should only be used for mail delivered via a courier.

Cycle Business Day means any Business Day on which the Cycle Investment Unit Value for a Cycle Investment is determined.

Cycle End Date means the Cycle Business Day on which a Cycle Investment is scheduled to end. Any Cycle End Date will be the Business Day prior to the 3rd Thursday of each month, provided the 3rd Thursday is a Business Day. If the 3rd Thursday of the month is not a Business Day, the following Business Day will be used.

Cycle Investment means an index-linked investment under the Contract that has a specific Index, Cycle Term, Cycle Start Date, Cycle End Date, Floor Rate or Buffer Rate and Cap Rate.

Cycle Investment Unit means the measurement we use to calculate a Cycle Investment Value. Units may only be purchased on the Cycle Start Date.

Cycle Investment Unit Value means the value of a Cycle Investment Unit on a Cycle Investment Business Day. The initial Unit Value on any Cycle Start Date is $10.00. Prior to the Cycle End Date, the Cycle Investment Unit Value is determined by the Fair Value and will be limited by the Proportional Cap Rate, if applicable, and the Floor and Buffer rates do not apply.

Cycle Investment Value means the sum of the amounts you have invested in the Cycle Investments. The value of a Cycle Investment on any Cycle Business Day is equal to the number of Cycle Investment Units multiplied by that day’s Cycle Investment Unit Value. We also use this term, in context, to define the amount you have invested in a single Cycle Investment.

Cycle Start Date means the Business Day on which a Cycle Investment is established.

Cycle Structure means the downside protection type associated with a Cycle Investment. We offer two downside protection types: (i) The Floor Rate, and (ii) the Buffer Rate.

Cycle Term, for any Cycle Investment, means the period from the Cycle Start Date to the Cycle End Date.

Cycle Type means all Cycle Investments having the same Index, Cycle Term, Cycle Structure, and Floor Rate or Buffer Rate.

Death Benefit means the amount that we will pay to the Beneficiary in the event of the death of the Owner if the Contract is still in force and in the Accumulation phase. The amount of the Death Benefit is equal to the Contract Value.

Fair Value means a value used to determine a Cycle Investment’s Unit Value on each Business Day during the Cycle Term prior to the Cycle End Date. It is the Fair Value of the Cycle based on the current value of the financial instruments used to calculate the Cycle payout on the Cycle End Date as determined by the independent third party Fair Value Calculation Agent.

Fair Value Calculation Agent means an independent third party with whom the Company contracts to determine the Fair Value of a Cycle Investment during the Cycle Term. We may use different Fair Value Calculation Agents for different Cycle Investments.

Floor Rate means the rate used to determine the Cycle End Date Unit Value Floor as described in “Valuation of a Cycle Investment —On the Cycle End Date” later in this Prospectus. It represents the maximum potential loss in Cycle Investment Unit Value for a Cycle Investment on the Cycle End Date. The Floor Rate does not apply before the Cycle End Date.

Free Withdrawal Amount means the amount available for withdrawal without incurring a Surrender Charge. Beginning the second Contract Year, the Free Withdrawal Amount equals the Remaining Premium payments six years or older plus 10% of the Remaining Premium payments less than six years old at the beginning of the Contract year. For this purpose, premium payments are considered to have been withdrawn in the order in which they were received (i.e., first in, first out).

General Account means assets we own that are not in a separate account, but rather are held as part of our general assets and are subject to claims of our general creditors.

Good Order means all of the information necessary to process a transaction, as we determine in our discretion. Transaction requests will generally be processed on the Business Day they are received at the Customer Service Center as long as the request is in Good Order. For more detailed information see “Administrative Procedures.”

Holding Account means an account established to hold the following: (i) premium payments designated for a new Cycle Investment(s) from any Subaccount per the Contract Owner’s instructions; (ii) proceeds from maturing Cycle Investment(s) before they are reinvested into a new Cycle Investment per the Contract Owner’s instructions; and (iii) proceeds from a maturing Cycle Investment for which we have no instructions or for which the Cycle Investment does not launch. Contract Value held in the Holding Account is part of our General Account and earns interest at a fixed rate that we may change from time to time. Obligations of our General Account are subject to our claims-paying ability and claims of our general creditors.. The Holding Account is not available for direct investment.

Index means the index to which a Cycle Investment is linked.

Index Value means the value of an Index as reported to us by the Index provider.

Investment Options means the investments available under the Contract, which are: (i) the Cycle Investments, each of which is linked to the performance of a specified Index; and (ii) the Subaccounts, which are each a division of our registered Separate Account, each of which, in turn, invests exclusively in one share class of one Investment Portfolio.

Investment Portfolio means a mutual fund portfolio in which a Subaccount invests.

Issue Age means the age of the Owner on the last birthday before the Issue Date.

Issue Date means the date the Contract goes into effect.

Maturity Date means either the date, specified in your Contract, on which income payments will begin, or an earlier date that you specify. The earliest possible Maturity Date is the first Contract anniversary, at which time you may annuitize your full Contract Value. The maximum Maturity Date is the Contract anniversary immediately following the Annuitant’s 115th birthday.

Non-Registered Separate Account means the separate account under the Contract that holds amounts allocated to the Cycle Investments. The Non-Registered Separate Account is non-unitized, was established under Iowa law and is not registered under the Investment Company Act of 1940.

Owner means the person(s) or entity that is named in the application or on the latest change filed with us who is entitled to exercise all rights and privileges provided in the Contract.

Payee means the person who is entitled to receive annuity payments after Annuitization. On or after the Maturity Date, the Owner will be the Payee. The Beneficiary is the Payee of the proceeds at the death of the Owner, if the date of death is prior to the Maturity Date.

Principal Office means Midland National Life Insurance Company’s principal place of business located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. Please note: You must send all correspondence, service or transaction requests, inquiries, and premium payments to our Customer Service Center.

Proof of Death means a certified copy of the death certificate or any other proof satisfactory to us.

Proportional Cap Rate means the proportion of the Cap Rate used to determine the maximum potential increase in a Cycle Investment Unit Value before the Cycle End Date. The Proportional Cap Rate is equal to the Cap Rate multiplied by the number of days lapsed during the Cycle Term divided by the number of days in the Cycle Term. The Proportional Cap Rate does not apply if the Cap Rate is unlimited.

Remaining Premium means the premium payments made less any partial withdrawals taken and less any surrender charges on such partial withdrawals on a dollar-for-dollar basis.

Registered Separate Account means Midland National Life Separate Account C, which receives and invests your premiums that are allocated to, and Contract Value that is transferred to, the Subaccounts. Our Registered Separate Account is divided into Subaccounts. Separate Account C is registered as an investment company under the Investment Company Act of 1940, as amended.

Subaccount means a division of our Registered Separate Account which invests exclusively in one share class of one Investment Portfolio. We may use this term interchangeably with the term “Investment Division.”

Surrender Value means the Contract Value on the date of surrender less any applicable surrender charge and state premium tax. This may also be referred to as Cash Surrender Value.

Unit Value Cap means the maximum Cycle Investment Unit Value at any time during the Cycle Term prior to the Cycle End Date.

Valuation Period means the time beginning at the close of regular trading on the New York Stock Exchange (generally 3:00 p.m., Central Time) on one Business Day and ending at the close of regular trading on the New York Stock Exchange on the next Business Day. Midland National reserves the right to revise the definition of Valuation Period as needed in accordance with applicable federal securities laws and regulations.

Written Notice or Written Request means a notice or request submitted in a written form satisfactory to us, that is signed by the Owner and received by us in Good Order at our Customer Service Center, P.O. Box9261, Des Moines, IA 50306-9261 or via fax (866) 511-7038. The overnight mailing address is Midland National Customer Service Center, 8300 Mills Civic Parkway, West Des Moines, IA 50266-3833.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT

FEES AND EXPENSES				LOCATION IN PROSPECTUS

Charges for Early Withdrawals

If you withdraw money from your Contract within six years following your last premium payment, you may be assessed a Surrender Charge of up to 8% of the Remaining Premium payments being partially or fully withdrawn.

For example, if you make an early withdrawal, you could pay a withdrawal charge of up to $8,000 on a $100,000 withdrawal.

If you withdraw money from a Cycle Investment Option prior to the Cycle End Date, you will receive the Cycle Investment Unit Value. The Floor Rate and Buffer Rate do not apply. This means you can lose up to all of your principal invested in a Cycle Investment upon withdrawal prior to the Cycle End Date.

				Charges and Fees – Surrender Charge The Cycle Investment Options - Examples

Transaction Charges	We reserve the right to impose a Transfer Fee of $15.00 per transfer on transfers among Subaccounts and between Subaccounts and Cycle Investments in excess of 12 per Contract Year. We are not currently charging this fee.			Expenses – Transfer Fee

Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, if you allocate premiums and/or your Contract Value to the Subaccounts, depending on the Investment Portfolios that you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you elected.			Expenses

	Annual Fee	Minimum	Maximum
	Base Contract Expenses[1]	1.35%	1.35%
	Investment Portfolios[2] (Portfolio Company fees and expenses)	0.72%	1.63%

[1]   As a percentage of the Accumulation Value. These fees are not applied against the Cycle Investment Value or the Holding Account.

[2]   As a percentage of Investment Portfolio assets. These fees are not applied against the Cycle Investment Value

The Holding Account is part of our General Account and earns interest at a fixed rate that we may change from time to time.

Because your Contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that substantially increase costs.

				Expenses

FEES AND EXPENSES		LOCATION IN PROSPECTUS
Lowest Annual Cost: $ 1,832	Highest Annual Cost: $2,527

Assumes:

•  Investment of $100,000 (to the Subaccounts only)

•  5% annual appreciation

•  Least expensive investment portfolio fees and expenses

•  Base Contract Expenses of 1.35%

•  No Surrender Charges

•  No additional premium Payments, transfers, or withdrawals

Assumes:

•  Investment of $100,000 (to the Subaccounts only)

•  5% annual appreciation

•  Most expensive investment portfolio fees and expenses

•  Base Contract Expenses of 1.35%

•  No Surrender Charges

•  No additional premium Payments, transfers, or withdrawals

RISKS		LOCATION IN PROSPECTUS

Risk of Loss	You can lose money by investing in this Contract, including loss of principal and prior Contract earnings.	Principal Risks

Not a Short-Term Investment

This Contract is not designed for short-term investing and is not appropriate for an investor who needs ready access to cash.

A Surrender Charge applies for up to six years following your last premium payment. The charge will reduce the value of your Contract if you withdraw money during that time. The benefit of tax deferral also means the Contract is more beneficial to investors with a long time horizon.

Prior to the Cycle End Date, the Cycle Investment Unit Value, which is based on the Fair Value, will reflect the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

Principal Risks

Your Cycle Investment Value, less any surrender charges, if applicable, is the amount available for withdrawals prior to the Cycle End Date, including Free Withdrawal Amounts, Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), payment of a death benefit or annuitization.

Risks Associated with Investment Options

•  An investment in this Contract is subject to the risk of poor investment performance of the Cycle Investments and the Investment Portfolios that you select.

•  Each Cycle Investment, Subaccount and the Holding Account has its own unique risks.

•  You should review this prospectus as well as the prospectuses for available Investment Portfolios.

Principal Risks

Insurance Company Risks	Any obligations, guarantees, and benefits of the Contract, including your Account Value in the Holding Account, are subject to our claims-paying ability. If Midland National experiences financial distress, it may not be able to meet its obligations to you. More information about Midland National, including its financial strength ratings, is available upon request. You may make such request by calling 1-866-747-3421 or visiting www.SRSLiveWell.com.	Principal Risks

RESTRICTIONS	LOCATION IN PROSPECTUS

Investments

•  We reserve the right not to offer any Cycle Investments and to reject or limit the amount that may be invested in a Cycle Investment.

•  You are not permitted to transfer Contract Value into a Cycle Investment on any day other than a Cycle Start Date.

•  Currently, we allow unlimited transfers without charge among Subaccounts and between the Subaccounts and Cycle Investments during the Accumulation Phase. However, we reserve the right to impose a charge for transfers in excess of 12 per year.

•  We reserve the right to limit the number of Subaccounts and/or Cycle Investments in which you may invest at any one time.

•  We reserve the right to limit transfers among Subaccount in circumstances of frequent or large transfers.

•  We reserve the right to remove or substitute the Subaccounts and/or Cycle Investments currently available.

The Cycle Investments; Subaccounts

TAXES	LOCATION IN PROSPECTUS

Tax Implications

•  You should consult with a tax professional to determine the tax implications of an investment in, withdrawals from and payments received under the Contract.

•  If you purchase the Contract through a qualified retirement plan or individual retirement account (IRA), you do not receive any additional tax benefit.

•  Earnings on your Contract are taxed at ordinary income tax rates when you withdraw them, and you may have to pay a penalty if you take a withdrawal before age 59 1⁄2.

Federal Tax Status

CONFLICTS OF INTEREST		LOCATION IN PROSPECTUS

Investment Professional Compensation	Your registered representative may receive compensation for selling this Contract to you in the form of commissions. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency (the degree to which Contracts sold remain in force). Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the costs associated with attendance at, conferences, seminars and recognition trips, and also includes contributions to certain individual plans such as pension and medical plans. Sales of the Contract may help these registered representatives and their supervisors qualify for such benefits. This compensation may influence your registered representative to recommend this Contract over another investment. In addition to the foregoing, we provide payments to certain third parties for training, product development, marketing and development efforts with selling firms, and other wholesaling and relationship management services.	Distribution of the Contract

Exchanges	Some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange your current Contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing Contract.	Tax-Free Section 1035 Exchanges

OVERVIEW OF THE MIDLAND LIVE WELL REGISTERED INDEX-LINKED AND VARIABLE ANNUITY

Q: What is the Contract, and what is it designed to do?

A: The Midland LiveWell Registered Index-Linked and Variable Annuity is designed to enable you to accumulate assets through Cycle Investments and Subaccounts of the Separate Account. The Cycle Investments provide returns linked to the performance of a single specified Index. Each Subaccount invests in one share class of an Investment Portfolio.

The Contract can supplement your retirement income by providing a stream of income during the Income Phase. Before you begin income payments, the Contract also provides a Death Benefit for your designated beneficiaries, which is equal to the Contract Value.

The Contract may be appropriate if you have a long term investment horizon. It is not intended for people who need to take early or frequent withdrawals or who intend to engage in frequent trading among the Subaccounts. Because of the Surrender Charge (which is in effect for many years), and the possibility of income tax and tax penalties on early withdrawals, the Contract should not be viewed as a short-term investment vehicle. In addition, prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value. The Cycle Investment Unit Value will reflect the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

For these reasons, your financial goal in acquiring the Contract should focus on a long-term insurance product, offering the prospect of investment growth.

Q: How do I accumulate assets in the Contract and receive income from the Contract?

A: The Contract has two phases: the Accumulation Phase and the Income Phase.

1.	Accumulation Phase

During the Accumulation Phase, subject to certain restrictions, you may apply premium payments to the Contract and allocate the premium payments among:

•

Available Cycle Investments, each which provides a return linked to the performance of a specified Index over a specified Cycle Term. We provide a summary regarding investing in the Cycle Investments immediately following this section in “Summary – Common Questions Related to the Cycle Investments.”

•	Available Subaccounts, each of which invests an Investment Portfolio which has its own investment strategy, investment adviser, expense ratio and returns.

See The Cycle Investment Options for additional information about available Cycle Investments. A list of the Investment Portfolios offered through the Subaccounts appears at the back of this Prospectus in APPENDIX A – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT .

2.	Income Phase

During the Income Phase, you may receive annuity payments under the Contract by applying your Contract Value to an annuity payment option. Depending on the income payment option you select, payments may continue for the life of the Annuitant (and the Joint Annuitant, if any) or for a specified period between five and twenty years.

When you elect to annuitize the Contract, your Contract Value will be converted into income payments and you will no longer be able to make withdrawals from the Contract. At this time, the Accumulation Phase will end, and the Death Benefit will terminate.

Q: What are the primary features and options of the Contract?

A.

Contract Types. The Contract is available for purchase as a Non-Qualified Contract for accounts that do not qualify for special federal tax advantages under the Internal Revenue Code and as a Qualified Contract for retirement accounts that qualify for such tax advantages. The Contract does not offer any additional tax benefits when purchased in a retirement account.

B.	Available Investments. You may allocate your Contract Value to one or more Cycle Investments and/or to one or more Subaccounts.

C.

Accessing Your Money. You may make a full or partial withdrawal of your Contract Value at any time before the Maturity Date by submitting a written request to our Customer Service Center. You may also submit requests for partial withdrawals by telephone with prior authorization. The Contract permits you to take a certain amount of withdrawals without incurring a Surrender Charge, which we call the “Free Withdrawal Amount.”

D.

Tax Treatment. You may transfer your Contract Value among Investment Options without tax implications. Returns credited to your Contract are generally tax-deferred and are taxed only when (1) you make a partial or full withdrawal; (2) you receive an Annuity Payment under the Contract; or (3) upon payment of the Death Benefit.

E.	Death Benefit. Your Contract includes a Death Benefit payable to your designated beneficiaries equal to the Contract Value on the date of death.

F.	Additional Features and Services. We make certain optional services available under the Contract at no additional charge:

•

The Dollar Cost Averaging Program allows you to systematically transfer a set amount from a Subaccount to any other Subaccount on a regular schedule. This program does not permit Contract Value to be transferred to or from any Cycle Investments.

•

The Automatic Rebalancing Program automatically rebalances your Accumulation Value among your selected Subaccounts in order to restore your allocation to the original level. Contract Value allocated to the Cycle Investments cannot participate.

•

Systematic Withdrawals enable you to automatically withdraw a portion of your Contract Value at a frequency you select. If you chose to take Systematic Withdrawals from a Cycle Investment prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal, including a Systematic Withdrawal, prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

SUMMARY QUESTIONS RELATED TO THE CYCLE INVESTMENTS

Q: What are Cycle Investments?

A Cycle Investment provides the opportunity to tie your investment to the performance of an Index. Each time you allocate a premium payment and/or Contract Value to a Cycle Investment, you must make the following investment decisions:

What Index do I want my investment return to be based on? (Currently, the Contract offers

Cycle Investments based on only one Index.)

How long do I want to tie investment to that Index’s performance?

How much and what type of downside investment protection do I want?

Is the level of upside investment exposure that is available with my chosen Index, investment timeframe and downside protection sufficient in terms of my financial needs and goals?

Q: What are the elements of a Cycle Investment?

The component parts of a Cycle Investment are as follows:

The Index to which your investment linked.

The period between the Cycle Start Date and the Cycle End Date, or the Cycle Term;

The type of downside protection (“Cycle Structure”), which are either: (i) the maximum loss you will incur due to negative Index performance for the Cycle Term, or the Floor Rate, or (ii) the maximum amount of negative Index performance for the Cycle Term from which the Company will protect you, or the Buffer Rate.

The maximum rate of return at the end of the Cycle Term, or the Cap Rate.

Q: What Indexes are currently available?

•

S&P 500® Price Return Index (Bloomberg Ticker: SPX), which is a market-capitalization-weighted index of the 500 largest U.S. publicly-traded companies, which does not include dividends or distributions.

Q: What Cycle Investments are currently available?

Index	Cycle Term (# of years)	Cycle Structure	Cycle Floor/Buffer Rate
S&P500	1	Floor	-10%
S&P500	1	Buffer	-10%
S&P500	3	Floor	-10%
S&P500	3	Buffer	-10%
S&P500	6	Floor	-10%
S&P500	6	Buffer	-20%
S&P500	6	Buffer	-30%

Q: What is the Floor Rate?

The Floor Rate is a type of downside protection available under the Contract. It is the maximum loss due to negative Index performance that the Contract Owner will absorb over the Cycle Term. You will be protected against loss attributable to negative Index performance in excess of the Floor Rate on the Cycle End Date. Any percentage decline in an Index’s performance reduces the Contract Owner’s Cycle Maturity Value up to a maximum loss of the Floor Rate. For example, if you invest $100,000 in a Cycle Investment with a Floor Rate of 10% and do not take any withdrawals, the most you can lose on the Cycle End Date is $10,000, even if the Index decreases more than 10%. For more detailed examples, see “Appendix C – Cycle Investment Unit Value Examples – Floor Protection – on the Cycle End Date.”

The Floor Rate only applies on the Cycle End Date. This means prior to the Cycle End Date, Midland will not protect you from any losses. See for examples for how this feature works.

Q: What is the Buffer Rate?

The Buffer Rate is a type of downside protection available under the Contract. It is the amount of the Index’s negative performance from which Midland will protect you on the Cycle End Date. You will be subject to any negative Index performance in excess of the Buffer Rate on the Cycle End Date. For example, if you invest $100,000 in a Cycle Investment with a Buffer Rate of 20% and do not take any withdrawals, on the Cycle End Date the Company will protect you from Index loss up to 20%, or $20,000. You would bear any Index loss in excess of 20%. This means that if the Index decreases 50%, the Company would protect you from the first $20,000 of loss, and you would bear any loss in excess of that amount, or, in this case, $30,000. For more detailed examples, see Appendix C – Cycle Investment Unit Value Examples – Buffer Protection – on the Cycle End Date

The Buffer Rate only applies on the Cycle End Date . This means prior to the Cycle End Date, Midland will not protect you from any losses. See for examples of how this feature works.

Q: What is the value of my Cycle Investment during the Cycle Term?

The value of your Cycle Investment is measured in the value of your Units. The Cycle Investment Unit Value will fluctuate based upon the Fair Value of the Cycle Investment determined by the Fair Value Calculation Agent as described in “Valuation of a Cycle Investment” later in this prospectus. In determining the Fair Value during a Cycle Term, the Fair Value Calculation Agent will take into account a variety of factors, including the change in the Index Value from the Start Date, volatility of the Index, interest rate changes, and the time remaining until the Cycle End Date.

This means that your Cycle Investment Value on any Business Day could be could be less than your initial investment.

During the Cycle Term, the Cycle Investment Unit Value estimates the market value of the risk of loss and possibility of gain if the Cycle Investment is held to the Cycle End Date. Before the Cycle End Date, the value of the Cycle Investment Unit may be lower than the value on the Start Date even when the Index performance is positive due to the possibility that the Index performance could decrease before the Cycle End Date. Changes in the volatility of the Index price and interest rates also may reduce the Cycle Investment Unit Value before the Cycle End Date.

In addition, the Cycle Investment Unit Value includes the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. The Proportional Cap Rate reduces the Cap Rate based on the time lapsed during the Cycle Term relative to the Cycle Term. This means on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. In each of these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

Q: How is my return calculated on the Cycle End Date?

The Cycle Maturity Value is the final Cycle Investment Unit Value for a Cycle investment on the Cycle End Date. The Cycle Maturity Value is calculated based on the Index’s performance over the Cycle Term subject to the Cap Rate, and subject to the Floor Rate (for a Cycle Investment with a Floor Rate Cycle Structure) or the Buffer Rate (for a Cycle Investment with a Buffer Rate Cycle Structure), subject to the full Cap Rate.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering or making withdrawals from the Contract. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender or make withdrawals from the Contract, or transfer Contract value between investment options. State premium taxes may also be deducted.

Transaction Expenses

Contract Owner Transaction Expenses	Charge
Sales Load Imposed on Premiums	None
Surrender Charge (as a percentage of premiums withdrawn)	8.0%
State Premium Tax[1]	0% to 3.5%
Transfer Fee[2]	$15

[1]	State premium tax is based on current resident state and varies by state. If applicable in your state, it is generally payable upon full surrender, death, or the Income Payment Start Date.
[2]

Currently the charge is $0, but we reserve the right to charge $15 per transfer for transfers in excess of 12 per Contract year. If applied, the Transfer Fee would apply both to transfers among Subaccounts and between Subaccounts and Cycle Investments.

The next table describes the fees and expenses that you will pay each year during the time that you own the Contract (not including Investment Portfolio company fees and expenses).

Annual Contract Expenses

Annual Contract Expenses
Base Contract Expenses (as a percentage of average Accumulation Value)[1]	1.35%

[1]

This charge is a percentage of the Accumulation Value in each Subaccount. It does not apply to Contract Value allocated to the Cycle Investments or to the Holding Account. This annual charge is deducted daily. Once we issue your Contract, current rates for periodic charges are guaranteed for the life of the Contract. We call this charge the Separate Account Annual Expense charge later in this prospectus.

The next table describes the maximum amount that may be lost Cycle Investment Options.

	Maximum Cycle Investment Loss on Cycle End Date
	-10% Floor	-10% Buffer	-20% Buffer	-30 Buffer
Cycle Investment Unit Value is applied upon withdrawals from the Cycle prior to the Cycle End Date(1)	-10%	-90%	-80%	-70%

(1)

The Cycle Investment Unit Value prior to the Cycle End Date is based on the Fair Value, and it will reflect the Proportional Cap, if applicable. The Floor and Buffer Rate do not apply. This means you can lose up to all your principal invested in a Cycle, if you take a withdrawal, including Free Withdrawal Amounts, Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), payment of a death benefit or annuitization. prior to the Cycle End Date.

The next item shows the minimum and maximum total operating expenses charged by the Investment Portfolios that you may pay periodically during the time you own the Contract. A complete list of Investment Portfolios available under the Contract, including their annual expenses, may be found at the back of this Prospectus.

Annual Investment Portfolio Expenses[1] (expenses that are deducted from portfolios assets, including management fees, distribution, and/or service (12b-1) fees and other expenses)	Minimum	Maximum
Range of total annual operating expenses before waivers and expense reimbursements	0.71%	1.06%
Range of total annual operating expenses after waivers and expense reimbursements[2]	0.65%	1.06%

[1]

The investment portfolio expenses used to prepare this table were provided to us by the fund company(ies). We have not independently verified such information of unaffiliated investment portfolio options. The expenses are those incurred as of the fiscal year ending December 31, 2020. Current or future expenses may be higher or lower than those shown. These charges do not apply to Contract Value allocated to the Cycle Investments or the Holding Account. You are not permitted to invest in the Holding Account directly.

[2]

Certain investment portfolios and their investment advisers have entered into temporary expense reimbursement and/or fee waiver arrangements that will continue at least until April 30, 2022. These arrangements can be terminated at any time with respect to these Investment Portfolios only with the approval of the Investment Portfolio’s board of directors or trustees.

Expense Examples

This Example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include transaction expenses, annual Contract expenses, and Annual Investment Portfolio Expenses.

The Example assume that you invest $100,000 in the Subaccounts for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the most expensive combination of Annual Investment Portfolio Expenses. The Example assumes you do not allocate any Contract Value to the Cycle Investments and there is no Contract Value in the Holding Account. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1)	If you surrender your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$ 9,301	$11,888	$14,736	$24,001

(2)	If you annuitize your Contract at the end of the applicable time period:

1 Year	3 Years	5 Years	10 Years
$2,101	$6,488	$11,136	$24,001

(3)	If you do NOT surrender your Contract:

1 Year	3 Years	5 Years	10 Years
$2,101	$6,488	$11,136	$24,001

PRINCIPAL RISKS OF INVESTING IN THE CONTRACT

General Risk of Loss

Investments in the Contract are subject to the risk of loss of principal and previously credited earnings due the negative performance of the Index to which a Cycle is linked or of the Investment Portfolio in which a Subaccount invests.

General Liquidity Risk

The Contract is designed to help meet long-term financial goals. It is not suitable as a vehicle for short-term savings. If you are not a long-term investor, this Contract may not be appropriate for you. Each premium Payment is subject to a six year Surrender Charge, which may reduce your Surrender Value below the amount of premium payments you made.

RISKS OF INVESTING IN THE CYCLE INVESTMENTS

•	Risk of Loss

Investments in Cycle Investments will fluctuate in value based on the performance of the Index. Such losses may be substantial depending on the performance of the Index and the Cycle Investment to which you allocate Contract Value. You will bear the portion of the loss that exceeds the Buffer Rate or the loss up to the amount of the Floor Rate, as applicable.

•	Liquidity Risk

The amount of Cycle Investment Value available for withdrawal on any Business Day is equal to the Cycle Investment Unit Value on that day multiplied by the number of Cycle Investment Units credited to your Contact. Prior to the Cycle End Date, the Cycle Investment Unit Value for each Cycle Investment is based on the Fair Value of the financial instruments that equal the Cycle Investment at maturity. The Fair Value estimates the market value of the risk of loss and possibility of gain if the Cycle Investment is held to the Cycle End Date. The Fair Value determination takes into account a variety of factors, including the change in Index value from the Cycle Start Date, volatility of the Index, interest rate changes, and time remaining to the Cycle End Date. Before the Cycle End Date, the Cycle Investment Value may be lower than the amount allocated to the Cycle Investment on the Start Date even when the index performance is positive due to the possibility that the index performance could decrease before the Cycle End Date. Changes in the Index volatility and interest rates also may reduce the Cycle Investment Unit Value.

The Unit Value also reflects the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower.

Your Cycle Investment Value, less any surrender charges, if applicable, is the amount available for withdrawals prior to the Cycle End Date, including Free Withdrawal Amounts, Systematic Withdrawals, Required Minimum Distributions, transfers to the Subaccounts, full or partial surrenders of your contract (including exercising your right to cancel the contract), payment of a death benefit or annuitization.

Withdrawals taken before the Cycle End Date will reduce your Cycle Investment Value dollar for dollar.

Changes to the Cycle Investments

Availability of the Cycle Investments for future Cycle Types are solely at our discretion, and we can change or remove them without Contract Owner consent. You bear the risk that a Cycle type in which you initially invest will not continue to be available in the future.

Availability of Cycles, Floor Rates, Buffer Rates, and Cap Rates

We reserve the right not to offer any Cycle Investments, and to reject or limit the amount that can be invested in a Cycle Investment. We set Cap Rates at our discretion based on a variety of factors. These rates may change from Cycle Term to Cycle Term and may be less than your initial rates. Contract Owners bear the risk that the rates we set will be less favorable than they find acceptable. We will amend the prospectus should we cease offering Cycle Investments.

Limited Participation in Positive Performance

Any increase in the value of the Contract Owner’s Cycle Investment for any Cycle is limited by the Cycle’s Cap Rate, which could cause the Contract Owner’s Cycle Investment on any Cycle Business Day to be lower than they would otherwise be if the Contract Owner invested, for example, in a mutual fund or exchange-traded fund tracking the same Index. The Cap Rates benefit us because they limit the hedging costs to cover the amount of increase in the Cycle Investment that we may be obligated to pay. We set the Cap Rates at our discretion. Prior to the Cycle End Date the Cycle Investment Unit Value, which determines the amount available for withdrawal, will take into account the Proportional Cap Rate, which may reduce the Cycle Investment Unit Value based on the time remaining until the Cycle End Date relative to the Cycle Term. Generally, Cycle Investments that provide greater protection against negative Index performance through the Floor Rate or Buffer Rate have lower Cap Rates than Cycle Investments with the same Index and Cycle Term that provide less protection.

Cap Rate

The Cap Rate for a Cycle Investment is established one week prior to the Cycle Start Date and will be disclosed on our website www.srslivewellservice.com. The Cap Rate for a new Cycle Term may be higher, lower, or equal to the Cap Rate for the prior Cycle Term. If we cannot offer the Cycle Investment, the Cycle Investment will not launch on the Cycle Start Date for the new Cycle Term. Contract Value that you allocate to a Cycle Investment that does not launch will be return to the Subaccount(s) from which it was transferred to the Holding Account. The Cap Rate applies from the Cycle Start Date to the Cycle End Date. It is not an annual limit.

Cycle Investment Unit Value Based Upon Fair Value During Cycle Term

On each Cycle Business Day, other than the Cycle Start Date and Cycle End Date, we determine the Cycle Investment Unit Value for a Cycle Investment by reference to a Fair Value. The Fair Value of a Cycle Investment reflects the current value of financial instruments that would provide a return equal to the change in Index Value at the end of the Cycle Term, subject to the Proportional Cap Rate, but without regard to the Floor Rate or the Buffer Rate, as applicable. We contract with Fair Value Calculation Agents to determine the Fair Value of a Cycle Investment based on a variety of factors such as the change in the Index Value from the Cycle Start Date, implied volatility of the Index, interest rate changes, and the time remaining to the Cycle End Date. The Fair Value is determined using a formula which is determined based on the economic value of a hypothetical financial investments at the time of the valuation designed to match Cycle Investment value at the Cycle End Date. The formula is based on the value of each of these financial instruments and is determined by a Fair Value Calculation Agent using standard financial industry calculations. This means the Fair Value of a Cycle Investment before the Cycle End Date could be different than the performance of the reference Index during the calculation period. For more information on the formula used to calculate Fair Value, see “Valuation of a Cycle Investment – Cycle Value Unit Value – During the Cycle Term.”

Midland National will publish the Cycle Investment Unit Values each Business Day on its website: www.srslivewellservice.com. For more information and to see how Fair Value and Unit Value are calculated, see “Appendix – Cycle Investment Unit Value Examples” and “Investing in the Cycle Investments” section below.

Risk Associated with Indices

The value of the Contract Owner’s Cycle Investment is dependent on the performance of the reference Index. The performance of an Index is based on changes in the values of the securities or other investments that comprise or define the Index. The securities comprising or defining the Indices are subject to a variety of investment risks, many of which are complicated and interrelated. These risks may affect capital markets generally, specific market segments, or specific issuers. The performance of the Indices may fluctuate, sometimes rapidly and unpredictably. Negative Index performance may cause the Contract Owner to lose money. The historical performance of an Index does not guarantee future results. It is impossible to predict whether an Index will perform positively or negatively over the course of a Cycle Term.

While it is not possible to invest directly in an Index, if the Contract Owner chooses to allocate amounts to a Cycle Investment, the Contract Owner is indirectly exposed to the investment risks associated with the referenced Index. Because each Index is comprised or defined by a collection of equity securities, each Index is largely exposed to market risk and issuer risk. Market risk is the risk that market fluctuations may cause the value of a security to fluctuate, sometimes rapidly and unpredictably. Issuer risk is the risk that the value of an issuer’s securities may decline for reasons directly related to the issuer, as opposed to the market generally. Over time, we may also change the Indices to which the Cycle Investments are linked. Below is a summary of important investment risks to which each Index is exposed. For more information, see “Additional Information about the Indices” later in this prospectus.

•

S&P 500® Price Return Index (Bloomberg Ticker: SPX). The S&P 500® Price Return Index is comprised of equity securities issued by large-capitalization U.S. companies. In general, large-capitalization companies may be unable to respond quickly to new competitive challenges, and may not be able to attain the high growth rate of successful smaller companies. The S&P 500® Price Return does not include dividends or distributions.

We reference the S&P 500® Price Return Index (Bloomberg Ticker: SPX), which is a price appreciation index that does not include dividends or distributions, so the index performance does not reflect dividends or distributions paid on the securities comprising the Index. The calculation of the Index performance for a Cycle Investment, therefore, will not reflect the full investment performance of the underlying securities.

No Rights in the Securities Underlying the Index

A Cycle Investment does not involve investing in the associated Index nor in any securities included in that Index. As a result, Contract Owners will not have voting rights, rights to receive cash dividends or other distributions or other rights that holders of securities comprising the indexes would have. We calculate the increase in value of Cycle Investment without taking into account any such distributions or dividends paid.

Substitution of an Index

There is no guarantee that an Index will remain available through the end of a Cycle Term. In the event an Index is discontinued, we will terminate a Cycle Investment, as described below.

If the Index is discontinued, we reserve the right to substitute an alternative index for future Cycles. We will give at least a 30 day notice of the change, unless the Index provider itself gives us less than 30 days notice, in which case we will give you notice as soon as practicable at our discretion. We will attempt to choose a substitute index that has a similar investment objective and risk profile to the S&P 500 Price Return index (Bloomberg Ticker: SPX). Any outstanding Cycles will mature on the date the Index is discontinued. The Downside Protection and Cap Rate would remain the same.

For new Cycle Investments, the Downside Protection would remain the same.

If the S&P 500 Price Return index were to be discontinued, thereby affecting the Index-Linked Return of existing Cycles, we will mature the Cycles based on the most recently available closing value of the Index before it is discontinued. Such maturity will be as of the date of such most recently available closing value of the Index and we will use that closing value to calculate the Index-linked Return through that date. We would apply the full Index performance to that date subject to the full Growth Cap Rate and Downside Protection. For example, if the Index was up 12% at the time we matured the Cycle and the Cap Rate was 8%, we would credit an 8% return to your Cycle Investment Value. If the Index was down 30% at the time we matured the Cycle for a Cycle with a -10% Buffer Rate, we would credit a 20% negative return to your Cycle Investment Value and for a Cycle with a -10% Floor Rate, we would credit a -10% negative return to you Cycle Investment Value. We would provide notice about maturing the Cycle, as soon as practicable and ask for instructions on where to transfer your Cycle End Date value.

In the case of any of the types of early maturities discussed above, you can allocate the Cycle Investment Value to any of the available investment options, including Cycle Investments being offered at that time, you can request that the Cycle Investment Value be invested in a new Cycle.

Contract Owners may not transfer from the affected Cycle Investment into another Cycle Investment that has already commenced. Contract owners are always able to transfer to the Subaccounts.

RISKS OF INVESTING IN THE SUBACCOUNTS

Risk of Loss

You bear the risk of any decline in the Accumulation Value of your Subaccounts resulting from the performance of the Investment Portfolios you have chosen. The Accumulation Value could decline very significantly, and there is a risk of loss of the entire amount invested. This risk varies with each Investment Portfolio. The investment risks are described in the prospectuses for the Investment Portfolios.

OTHER GENERAL RISKS OF INVESTING IN THE CONTRACT

Financial Strength of Midland National

Midland National is solely responsible for the Holding Account and all guarantees provided under the Contract, including without limitation values calculated for the Cycle Investments, the Death Benefit and any annuity payments. Our General Account assets, which support these guarantees and payments are subject to the claims of our creditors. As such, the guarantees and payments are subject to our financial strength and claims paying ability and, therefore, to the risk that we may default on the guarantees and payments. For information on our financial condition, please review our financial statements included in this prospectus. Additional information about our business and operations is set forth in “Midland National Life Insurance Company”, later in this prospectus.

Adverse Tax Consequences

Certain transactions (including, but not limited to, withdrawals and surrenders) may lead to a taxable event. If you purchase the Contract through a tax advantaged retirement account, distributions received before you attain age 59 1⁄2 may be includible in income and subject to a 10% penalty tax. If you take a withdrawal from a Non-Qualified Contract, any earnings before you attain age 59 1⁄2 may be included in income and subject to a 10% penalty tax in addition to ordinary income tax. In addition, existing tax laws that benefit this Contract may change at any time.

Purchase Payment Risk

Your ability to make subsequent Purchase Payments is subject to restrictions. We reserve the right to refuse any Purchase Payment, to further limit your ability to make subsequent Purchase Payments with advance notice, and require our prior approval before accepting Purchase Payments. There is no guarantee that you will always be permitted to make Purchase Payments. If we refuse and/or limit your premium payments, your ability to increase your Contract Value will affect the amounts that may be applied to an annuity payout option or toward any Death Benefit paid.

Minimum Contract Value Risk.

The minimum amount that can be left in the entire Contract after a withdrawal is $1,000.00. The entire Contract will be closed and the balance will be distributed to the Contract Owner if a withdrawal causes the Contract Value to drop below $1,000.00.

Cybersecurity

We rely heavily on interconnected computer systems and digital data to conduct our insurance business activities. Because our insurance business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is potentially vulnerable to disruptions from utility outages and other problems, and susceptible to operational and information security risks resulting from information systems failure (hardware and software malfunctions) and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, and unauthorized release of confidential customer information. For instance, cyber-attacks may: interfere with our processing of Contract transactions, including the processing of orders from our website; cause the release and possible destruction of confidential customer or business information; impede order processing; subject us and/or our service providers and intermediaries to regulatory fines and financial losses; and/or cause reputational damage.

Cybersecurity risks may also affect the Indices and the Investment Portfolios in which the Subaccounts invest. Breaches in cybersecurity may cause the performance of an Index or Investment Portfolio to be calculated incorrectly, which could affect the calculation of values under the Contract. We are not responsible for the calculation of any Index or the performance of any Investment Portfolio, Breaches in cybersecurity may also negatively affect the value of the securities or other investments that comprise or define an Index or in which a portfolio invests.

Catastrophic Events

Catastrophic events such as terrorist attacks, floods, severe storms or hurricanes, computer cyber-terrorism, or a pandemic disease like the novel coronavirus known as COVID-19, could have a material and adverse effect on our business in several respects by:

•	causing long-term interruptions in our service and the services provided by our significant vendors;

•	creating economic uncertainty, and reducing or halting economic activity;

•	disrupting the financial markets and adversely affecting the value, volatility, and liquidity of securities and other instruments;

•	increasing mortality or mortality risks that could adversely affect our claims experience, the actuarial assumptions that underlie our insurance products, and the costs of reinsurance.

The extent to which these types of catastrophic events, including the recent COVID-19 pandemic, may impact our business, results of operations, financial condition, liquidity, or prospects will depend on future developments that are highly uncertain and cannot be predicted.

THE LIVE WELL REGISTERED INDEX-LINKED AND VARIABLE ANNUITY CONTRACT

The Live Well Registered Index-Linked and Variable Annuity Contract is a flexible premium deferred registered index and variable annuity that is designed to aid in long-term financial planning for retirement or other savings needs. It is available for purchase in the Non-Qualified market, as well as through Individual Retirement Accounts (“IRAs”), including Traditional IRAs and Roth IRAs.

The prospectus and the Statement of Additional Information (SAI) describe all material terms and features of the Contract. Certain non-material provisions of your Contract may be different than the general description in this prospectus and the SAI because of legal requirements in the state in which you purchased the Contract. Any such variation will be included in your Contract. All material state variations are described in this prospectus. You may also contact your registered representative or our Customer Service Center for additional information about Contract variations applicable to your state. A summary of such material state specific variations is included in APPENDIX B– STATE VARIATIONS at the back of this prospectus.

PURCHASING THE CONTRACT

Any person wishing to purchase a Contract must submit an application form and an initial premium payment of at least $25,000. The sale must take place through a representative who is licensed, registered and authorized to sell the Contract. The maximum Issue Age for the Contract is 85years.

If your application is complete and in Good Order (see “Administrative Procedures”), we will accept or reject it within two Business Days of receipt. If the application is incomplete, we will attempt to complete it within five Business Days. If it is not complete at the end of this period (or cannot be accepted for some other reason), then we will inform you of the reason for the delay and the premium payment will be returned unless you let us keep the premium until the application is complete. Your initial premium is held in a non-interest bearing suspense account (which is part of our General Account and is subject to claims of our general creditors) until your Contract is issued or your premium is refunded.

You may allocate your premium payments among the Subaccounts and/or Cycle Investments available in the Contract. You must provide Separate Account allocation instructions even if you allocate 100% of your premium payment to the Cycle Investments.

We will allocate your initial premium payment according to your instructions when we receive it or accept your application (whichever is later) at our Customer Service Center before the New York Stock Exchange closes for regular trading (generally, 3:00 p.m. Central Time). If we receive your initial premium payment or accept your application (whichever is later) after the close of regular trading on the New York Stock Exchange, for investments in the Subaccounts, we will credit Accumulation Units at the unit value determined at the close of the next Valuation Period.

All Premium payments that you allocate to any Cycle Investment will initially be allocated to the Subaccounts, where it will remain invested until one day prior to your selected Cycle Start Date. One Business Day prior to the Cycle Start Date, allocations to Cycle Investments will move into the Holding Account, which is part of our General Account. The allocations will move from the Holding Account into the corresponding Cycle Investments, if they launch, on the Cycle Start Date. If a Cycle Investment does not launch, the corresponding allocations in the Holding Account will be returned to the Subaccount or Subaccounts from which it came. Cycle Investments begin on the third Thursday of each month. If the third Thursday of the month is not a Business Day, the Cycle Investments will launch on the next Business Day.

There may be delays in our receipt of applications that are outside of our control because of the failure of the selling registered representative to forward the application to us promptly, or because of delays in their broker dealer determining that the Contract is suitable for you. Any such delays will affect when your Contract can be issued and when your premium payment is allocated among the Subaccounts and the Cycle Investments.

Right to Cancel

You may cancel your Contract within the ten (10) day Right to Cancel period (also called the “Free Look Period”). We deem the Right to Cancel period to expire 10 days after you have received your Contract. Some states and circumstances may provide you with a longer Right to Cancel period. To cancel your Contract, you need to return your Contract and any other documentation that we may require, in Good Order, to the registered representative who sold it to you or to our Customer Service Center. If you cancel your Contract, then we will return:

•	The Contract Value (which may be more or less than the premium payments you paid), or

•	If greater and required by your state, your premiums minus any partial withdrawals.

Contract Value that is allocated to the Cycle Investments will be based on the Cycle Investment Unit Value at the time, which, if prior to the Cycle End Date, will reflect the Proportional Cap Rate, if applicable, and does not provide the protection of the Floor Rate or Buffer Rate.

Tax-free Section 1035 Exchanges

You can generally exchange one non-qualified annuity Contract for another in a “tax-free exchange” under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuity contracts carefully. Remember that if you exchange another annuity contract for the one described in this prospectus, you might have to pay a surrender charge on your old annuity contract, there may be a surrender charge on this Contract, and other charges may be higher (or lower) and the benefits may be different. You should not exchange another annuity contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this Contract through an exchange or otherwise). If you purchase the Contract in exchange for an existing annuity contract from another company, we may not receive your premium payment from the other company for a substantial period of time after you sign the application and send it to us, and we cannot credit your premium to the Contract until we receive it.

If you are considering a partial exchange of an annuity Contract, you should consider the conditions described by Revenue Procedure 2011-38, effective for transfers that are completed on or after October 24, 2011. Under Revenue Procedure 2011-38: (1) the period of time after which cash can be withdrawn from either Contract is 180 days beginning on the date of the transfer and (2) annuity payments that satisfy the newly enacted partial annuitization rule under Section 72(a)(2) of the Code will not be treated as a distribution from either the old or new Contract.

You should consult with and rely upon a tax adviser if you are considering a Contract exchange.

ADDITIONAL PREMIUM PAYMENTS

You may make additional premium payments at any time after the Free Look Period and prior to Annuitization in any amount of $1,000 or more, within certain limits and subject to our right to refuse any premium payments. By current Company practice, we will also accept additional payments via automatic bank draft in amounts of $100 or more per month. Unless you receive approval from us, the maximum amount of premium you may pay into this Contract prior to the Maturity Date is $2,000,000. In addition, an initial or additional premium that would cause the Contract Value or total value of all annuity contracts that you maintain with Midland National to exceed $5,000,000 requires our prior approval. We calculate this limit for each Annuitant or Owner based on all active annuity contracts.

Additional premium payments to Subaccounts will be credited as of the end of the Valuation Period in which they are received by us, in Good Order. All Premium payments that you allocate to any Cycle Investment will initially be allocated to the Subaccounts, where they will remain invested until one day prior to your selected Cycle Start Date. One Business Day prior to the Cycle Start Date, allocations to Cycle Investments will move into the Holding Account, which is part of our General Account. The allocations will move from the Holding Account into the corresponding Cycle Investments, if they launch, on the Cycle Start Date. If a Cycle Investment does not launch, the corresponding allocations in the Holding Account will be returned to the Subaccount or Subaccounts from which it came.

We may refuse to accept certain forms of premium payments (e.g., third party checks, traveler’s checks, money orders), and we reserve the right to accept or reject any premium payment or form of payment. If we exercise our right to reject or place limitations on the acceptance and allocation of additional premiums, you may be unable or limited in your ability to increase your Contract Value through additional Premium payments, which, in turn, will affect the amounts that may be applied to an annuity payout option or toward any Death Benefit paid.

You may mail premium payments by regular mail to Midland National Life Insurance Company at P.O. Box 9261 Des Moines, IA 50306-9261 or by overnight delivery service to 8300 Mills Civic Pkwy, West Des Moines, IA 50266-3833.

Allocation of Premium Payments

You will provide premium payment allocation instructions in your application for the Contract. These instructions will dictate how we allocate your additional premium payments. Allocation percentages may be any whole number (from 0 to 100) and the sum must equal 100. The allocation instructions in your application will apply to all additional premium payments, unless you change your allocation instructions by providing us with written instructions. We reserve the right to limit the number of Cycle Investments and Subaccounts to which you may allocate your premium payments or transfer your Contract Value.

Changing Your Premium Payment Allocation Instructions

You may change your allocation instructions by submitting a written request to our Customer Service Center that provides new allocation instruction in whole numbers from 0 to 100, the sum of which must equal 100. We may allow other means to make this type of request with proper authorization and verification. Changes to allocation instructions will apply to premium payments received as of the date we receive your request at our Customer Service Center. Changing your allocation instructions will not affect how your existing Contract Value is allocated among the Investment Options. When the Dollar Cost Averaging (DCA) program is in effect, the DCA allocation percentages will apply to any premium payments received unless you specify otherwise. (See “Dollar Cost Averaging” later in this prospectus.

THE CYCLE INVESTMENT OPTIONS

Available Cycle Investments. We currently offer the following Cycle Investments:

Index	Cycle Term (# of Years)	Cycle Structure	Cycle Floor/Buffer Rate
S&P500	1	Floor	-10%
S&P500	1	Buffer	-10%
S&P500	3	Floor	-10%
S&P500	3	Buffer	-10%
S&P500	6	Floor	-10%
S&P500	6	Buffer	-20%
S&P500	6	Buffer	-30%

Over time, we may add and/or remove and/or change the Cycle Investments. If we do so, we will amend this Prospectus.

Features of a Cycle Investment.

The key features of a Cycle Investment are:

•	the Index to which it is linked;

•	the Cycle Term, which is the period between Cycle Start Date and Cycle End Date;

•

The type of downside protection (“Cycle Structure”), which are either: (i) the maximum loss you will incur due to negative Index performance for the Cycle Term, or the Floor Rate, or (ii) the maximum amount of negative Index performance for the Cycle Term from which the Company will protect you, or the Buffer Rate; and

•

the maximum loss you will incur due to negative Index performance at the end of the Cycle Term, which is the Floor Rate or the maximum amount of negative Index performance at the end of the Cycle Term that the Company will protect you from which is the Buffer Rate; and the maximum positive rate of return at the end of the Cycle Term, which is the Cap Rate.

The Index. We currently offer Cycles Investment linked to the following Indices (each, an “Index”):

•

S&P 500® Price Return Index (Bloomberg Ticker: SPX), which is a price return index based on the market-capitalization-weighted index of the 500 largest U.S. publicly-traded companies that does not include dividends or distributions.

Each Index involves risks, including the risk of loss of principal and previous earnings. See “Principal Risks of Investing in the Contract” earlier in this Prospectus for more information.

Cycle Terms. A Cycle Term begins on the Start Date and ends on the Cycle End Date. We currently offer Cycle Terms of 1, 3 and 6 years for Cycle Investments with a Floor Rate described below and Cycle Terms of 1, 3, and 6 years for Cycle Investments with a Buffer Rate described below.

Floor Rate. The Floor Rate is the minimum rate of return on a Cycle Investment that is held through the end of the Cycle Term. We currently offer a Floor Rate of -10% for Cycle Investments linked to each available Index, but may offer the same or different rates in the future.

The Floor Rate provides Contract Owners protection against negative Index performance greater than the selected Floor on the Cycle End Date. For example, a Floor Rate of -10% means the rate of return on a Cycle Investment would not fall below -10% if held through the end of the Cycle Term.

Example 1: If the performance of an Index at the end of a 1-year Cycle Term is -15%, and the Floor Rate of -10% is selected, the return on the Cycle Investment would be -10%. In this Example, the -10% Floor Rate applies, and Midland National bears the risk of any loss due to negative Index performance below -10%.

Example 2: If the performance of an Index at the end of a 1-year Cycle Term is -5%, and the Floor Rate of -10% is selected, the return on the Cycle Investment would be -5%. In this Example, the -10% Floor Rate does not apply because the return on the Cycle Investment is higher. The Contract Owner bears negative index performance down to -10%.

Buffer Rate. The Buffer Rate is the maximum amount of negative Index performance that the Company will protect you from on the Cycle End Date, and you will bear any negative Index performance in excess of the Buffer Rate. We currently offer Buffer Rates of -10%, -20% and -30% for Cycles linked to each available Index, but may offer the same or different rates in the future.

Different Buffer Rates enable Contract Owners to select different levels of protection against potential losses due to negative Index performance. For example, a Buffer Rate of -20% means that Midland National will absorb negative Index performance up to -20%. The Contract Owner bears the loss to the extent negative Index performance exceeds -20%.

Example 1: If the Index performance on the Cycle End Date is -15% and a Buffer Rate selected is -20%, the return on the Cycle Investment would be 0%. In this example, the Buffer Rate would apply, and Midland National would protect you from all of the negative index performance.

Example 2: If the Index performance on the Cycle End Date is -15% and the Buffer Rate selected is -10%, the return on the Cycle Investment would be -5%. The Buffer Rate would apply, and Midland National would absorb negative Index performance of -10%. The Contract Owner bears the loss to the extent negative Index performance –exceeds 10%.

Buffer Rates do not limit the Contract Owner’s loss to a particular amount. A Cycle Investment with a Buffer Rate of -10% could experience a loss equal to -90%, and a Cycle Investment with a Buffer Rate of -20% could experience a loss equal to -80%. This means that selecting a Cycle Investment with a Buffer Rate could result in a large losses during periods of steep declines in the stock market.

Neither the Floor Rate nor the Buffer Rate will apply to any partial or full withdrawals of a Cycle Investment prior to the Cycle End Date, which means that you will not receive any downside protection on these withdrawals during the Cycle Term.

Example 1: If you invest $100,000, and the Floor Rate -10% is selected, but you withdraw the entire Cycle Investment prior to the Cycle End Date at a time when the Unit Value performance is -20%, the Floor Rate would not apply and the Cycle Investment would incur the full loss of -20%, or $20,000.

Example 2:    If you invest $100,000, and the Buffer Rate -20% is selected, and you withdraw the entire Cycle Investment prior to the Cycle End Date at the time when the Unit Value performance is -10%, the Buffer Rate would not apply and you will incur the full Index loss. In this example, your loss would be equal the full amount of the Index decline of 10%, or $10,000. This is because if you take a withdrawal prior to the Cycle End Date, there is no downside protection and you risk the loss of your entire Cycle Investment.

Please note, generally the higher the Floor Rate the higher the Cap Rate we will offer. For example if the Floor Rate is increased from -10% to -20%, the cap rate would increase. In general, the lower the Buffer Rate you select, the higher the Cap Rate we will offer. For example if the Buffer Rate is decreased from -20% to -10%, the Cap Rate would increase. In other words, selecting less protection from potential losses due to negative Index performance will generally result in a higher Cap Rate, giving you more exposure to upside potential.

Cap Rate. The Cap Rate is the maximum rate of return on a Cycle End Date and it limits participation in positive Index performance. This means that the return on an Investment Cycle is limited to the Cap Rate even if the Index performance on the Investment Cycle End Date is higher.

Example 1. If the performance of an Index at the end of a 3-year Cycle Term is 10%, but the Cap Rate is 8%, the return on your Cycle Investment for that Cycle Term would be limited to 8%, which is the Cap Rate.

Example 2. If the performance of an Index at the end of year of a 3-year Cycle Term is 5%, but the Cap Rate is 8%, the return on your Cycle Investment for that Cycle Term would be the full 5% because it is below the Cap Rate.

The return on a Cycle Investment is measured from the Cycle Start Date through the Cycle End Date. The Cap Rate is a limit on the maximum rate of return on a Cycle Investment at the end of the Cycle Term, not the end each year of the Cycle Term. Interim changes in the value of the Cycle Investment during a Cycle Term will occur, and may be higher or lower, sometimes significantly higher or lower, than the return on the Cycle Investment on the Cycle End Date.

Please note, generally the higher the Floor Rate or the lower the Buffer Rate you select, the higher the Cap Rate we will offer. In other words, selecting less protection from potential losses due to negative Index performance will generally result in a higher Cap Rate, giving you more exposure to upside potential

Investing in the Cycle Investments

Subject to our right not to offer any Cycle Investments, we will launch new Investment Cycles on the third Thursday of every month. If the third Thursday of the month is not a Business Day, we will launch the new Investment Cycles on the next Business Day.

Thirty Business Days prior to any Cycle Investment Start Date, we will post information on-line about the Cycle Investments scheduled to start next. The notice, which will be posted on the Midland National’s website at www.srslivewellservice.com and will include the following information for each available Cycle Investment:

1)	Index, Cycle Term, and Floor Rate or Buffer Rate, as applicable;

2)	Start Date and Cycle End Date;

3)	Indicative Cap Rate (which will be updated every Tuesday before the Cycle Start Date);

4)	instructions for completing investment allocation instructions for the new Cycle Investments deadline.

The Cap Rate will be declared by the end of the 7th calendar day prior to the next Cycle Start Date (one week before the Cycle Start Date), or, if that day is not a Business Day, on the next Business Day. The Cap Rates will be posted on Midland National’s website www.srslivewellservice.com; and

If you have a maturing Cycle Investment, we will mail you this notice, or, if applicable, deliver it electronically. For more information, see “Cycle End Date Payments; Rollovers” below in this section.

The Cap Rate we establish one week before the Cycle Start Date of a new Cycle Investment may be different from the Indicative Cap Rate in the notice. The final Cap Rate will be posted on our website, www.srslivewellservice.com, by the end of day on the 7th calendar day prior to the next Cycle Start Date (if not a Business Day, on the next Business Day) for each Cycle scheduled to be launched the following week. To invest in a new Cycle Investment, you must submit your allocation instructions no later than the close of the Business Day prior to the Cycle Start Date. Your allocation instructions must specify:

1)	the Cycle Investment(s) you select for investment; and

2)

the amount and source of Contract Value to be allocated to the Cycle Investment(s), i.e., additional premium payments, amounts allocated to Investment Portfolios Available Under the Contract Investment Options or proceeds from a Cycle maturing prior to the applicable Start Date,

All allocations to the Cycle Investments will be placed in the Holding Account one Business Day prior to the Cycle Start Date.    On the Cycle Start Date, we will then reallocate the amounts to the designated Cycle Investment(s)    This includes initial premiums, additional premium payments, transferred Contract Value from the Subaccounts and rollovers from maturing Cycle Investments.

Depending on market and business considerations, we may determine not to offer a Cycle Investment on a Start Date and may reject or limit the amount allocated in a Cycle Investment at our sole discretion at any time until the end of the Business Day on the Cycle Start Date. We may choose not to offer any Cycle Investment for any period or we may decide to cease offering Cycle Investments. If we decide to cease offering Cycle Investments, each outstanding Cycle Investment will continue until its respective Cycle End Date.

If you do not provide us with allocation instructions, or we do not timely receive your allocations instructions, or if the Cycle Investment you have selected is not available on the Start Date, we will default your Contract Value to the Subaccount Investment Options based on your most recent Subaccount Investment Options allocation instructions.

The Holding Account. The Holding Account holds the following: (i) additional premium Payments designated for a new Cycle Investment(s) per the Contract Owner’s instructions; (ii) proceeds from maturing Cycle Investment(s) before they are reinvested into a new Cycle Investment per the Contract Owner’s instructions; (iii) proceeds from a maturing Cycle Investment for which we have no valid instructions and (iv) transfers from the Subaccounts the Business Day prior to the Cycle Start Date. Contract Value held in the Holding Account is part of our General Account and earns interest at a fixed rate that we may change from time to time. The Holding Account is not available for direct investment.

The Cycle Start Date. We establish the Cap Rate for a new Cycle Investment one week before the Cycle Start Date in our sole discretion based on a variety of factors. The Cap Rate we establish may be different from the indicative Cap Rate in the Notice. You will not know the final Cap Rate until seven calendar days before the Cycle Start Date, at which point it will be posted on our website, srslivewellservice.com. The following table sets forth the Cycle Investments that are currently available.

Index	Cycle Term (# of years)	Cycle Structure	Cycle Floor/Buffer Rate
S&P500	1	Floor	-10%
S&P500	1	Buffer	-10%
S&P500	3	Floor	-10%
S&P500	3	Buffer	-10%
S&P500	6	Floor	-10%
S&P500	6	Buffer	-20%
S&P500	6	Buffer	-30%

Any Contract Value you allocate to a Cycle Investment that does not launch will be returned to the Subaccount(s) from which it was transferred to the Holding Account. If the Cycle Investment was funded by a premium Payment, the Contract Value will be allocated to the Subaccounts according to your allocation instructions.

You may invest in a Cycle Investment only on the Start Date. You may not make any additional investments in a Cycle Investment after it has launched.

Cycle Investment Value

The value of a Cycle Investment is measured in terms of the number of Cycle Investment Units credited to the Contract upon investment in the Cycle Investment and the Cycle Investment Unit Value of such Units. The Cycle Investment Unit Value on the Cycle Start Date of each Cycle Investment will be $10.00. The number of Cycle Investment Units credited to the Cycle Investment is determined by dividing the amount invested in the Cycle Investment divided by the initial Unit Value of $10.00.

In determining the Fair Value of a Cycle Investment Unit during a Cycle Term, the Fair Value Calculation Agent will take into account a variety of factors, such as the change in the Index Value from the Start Date, volatility of the Index, interest rate changes, and time remaining to the Cycle End Date. During the Cycle Term, the Cycle Investment Unit Value will also take into account the length of time since the Cycle Start Date and will reflect the Proportional Cap Rate, if applicable, but the Floor Rate or Buffer Rate will not apply.

During a Cycle Term, the Cycle Investment Unit Value will fluctuate based upon the Fair Value of the Cycle Investment determined by the Fair Value Calculation Agent as described in “Valuation of a Cycle Investment” later in this prospectus. Before the Cycle End Date, the Cycle Investment Value may be lower than the amount allocated to the Cycle Investment on the Start Date even when the Index performance is positive due to the possibility that the Index performance could decrease before the Cycle End Date. The Cycle Investment Unit Value may also be reduced by changes in Index volatility and interest rates.

The Proportional Cap Rate. Prior to the Cycle End Date, your investment returns will be based on the Cycle Investment Unit Value, which is the Fair Value of your Cycle Investment limited by the Proportional Cap Rate. The Proportional Cap Rate reduces any positive performance based on the time lapsed during the Cycle Term relative to the Cycle Term. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap). Under this scenario, if you take a withdrawal prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower.

Example: The Cap Rate of a six-year Cycle Investment is set at 5%. After three years, you take a full withdrawal from the Cycle Investment. The Proportional Cap Rate would be 3/6 of the Cap Rate of 5%, or 2.5%. This means that the maximum return you will receive at the time of your withdrawal would not be greater than 2.5%, even if the Index return were higher.

CYCLE INVESTMENT UNIT VALUE CALCULATION FOR CYCLE INVESTMENTS WITH A FLOOR RATE:

Start Date

The initial Cycle Investment Unit Value will be set as $10 for each Cycle on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of:

(A)	The initial Unit Value

1.	Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent.

2.	The initial Unit Value = Fair Value / number of Units

and

(B)	The Adjusted initial Unit Value

1.

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is based on the amount of time that elapsed since the Cycle Start Date.

2.	The initial Unit Value is adjusted for the Proportional Cap Rate = { Initial Unit Value } x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]}

The hypothetical examples below assumes 100,000 Cycle Investment units and an Index Value on the Cycle Start Date of 1,000. The examples of the hypothetical Fair Value for different index levels, different points in the Cycle’s life, and different Cycle Terms were chosen to demonstrate the effects of the Floor not applying before the Cycle End Date and the effects of the Proportional Cap Rate on the Cycle Investment Unit Value.

Example 1 – Index Increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,100,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $1,100,000 / 100,000 = $11.00

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27

Unit Value = Lesser of (A) and (B) = Min {$11.00, $10.27} = $10.27, the Fair Value is greater than the Proportional Cap Rate, so the Unit Value is limited by the Proportional Cap Rate.

Example 2 – Index decreases 40%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The index decreases to 600 (40% loss) 150 days after the Cycle Start Date. The Fair Value of $900,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27

Unit Value = Lesser of (A) and (B) = Min {$9.00, $10.27} = $9.00, which is a 10% decrease in the Cycle Unit Value = (1 - $9.00 / $10.00) x 100%, but is within the Floor Rate of -10%.

Example 3 - Index decreases 60% : A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value of $880,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $880,000 / 100,000 = $8.80

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27

Unit Value = Lesser of (A) and (B) = Min {$8.80, $10.27} = $8.80, which is a 12% decrease in the Cycle Unit Value = (1 - $8.80 / $10.00) x 100%, which is below the Floor Rate of -10%, since the Floor Rate does not apply prior to the Cycle End Date.

Example 4 – Index Increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The index increases to 1,500 (50% gain) 750 days after the Cycle Start Date. The Fair Value is $1,160,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $1,160,000 / 100,000 = $11.60

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 20% x (750/(365 x 3)} = $11.37

Unit Value = Lesser of (A) and (B) = Min {$11.60, $11.37} = $11.37, the Fair Value is greater than the Proportional Cap Rate, so the Unit Value is limited by the Proportional Cap Rate.

Example 5 – Index Decreases 40%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The index decreases to 600 (40% loss) 750 days after the Cycle Start Date. The Fair Value of $930,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $930,000 / 100,000 = $9.30

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 20% x (750/(365 x 3)} = $11.37

Unit Value = Lesser of (A) and (B) = Min {$9.30, $11.37} = $9.30, which is a 7% decrease in the Cycle Unit Value = (1 - $9.30 / $10.00) x 100%, but is within the Floor Rate of -10%.

Example 6 — Index decreases 60%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Floor Rate, and 20% Cap Rate. The index decreases to 400 (60% loss) 750 days after the Cycle Start Date. The Fair Value of $920,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $920,000 / 100,000 = $9.20

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 20% x (750/(365 x 3)} = $11.37

Unit Value = Lesser of (A) and (B) = Min {$9.20, $11.37} = $9.20, which is a 8% decrease in the Cycle Unit Value = (1 - $9.20 / $10.00) x 100%, but is within the Floor Rate of -10%.

Example 7 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Cycle Floor Rate, and 35% Cap Rate. The index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,055,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $1,055,000 / 100,000 = $10.55

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 35% x (150/(365 x 6)} = $10.24

Unit Value = Lesser of (A) and (B) = Min {$10.55, $10.24} = $10.24, the Fair Value is greater than the Proportional Cap Rate, so the Unit Value is limited by the Proportional Cap Rate.

Example 8 — Index decreases 40%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Cycle Floor Rate, and 35% Cap Rate. The index decreases to 600 (40% loss) 150 days after the Cycle Start Date. The Fair Value of $880,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $880,000 / 100,000 = $8.80

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 35% x (150/(365 x 6)} = $10.24

Unit Value = Lesser of (A) and (B) = Min {$8.80, $10.24} = $8.80, which is a 12% decrease in the Cycle Unit Value = (1 - $8.80 / $10.00) x 100%, which is below the Floor Rate of -10%, since the Floor Rate does not apply prior to the Cycle End Date.

Example 9 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Cycle Floor Rate, and 35% Cap Rate. The index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value of $850,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $850,000 / 100,000 = $8.50

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 35% x (150/(365 x 6)} = $10.24

Unit Value = Lesser of (A) and (B) = Min {$8.50, $10.24} = $8.50, which is a 15% decrease in the Cycle Unit Value = (1 - $8.50 / $10.00) x 100%, which is below the Floor Rate of -10%, since the Floor Rate does not apply prior to the Cycle End Date.

Example 10 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Cycle Floor Rate, and 35% Cap Rate. The index increases to 1,500 (50% gain) 2,000 days after the Cycle Start Date. The Fair Value is $1,323,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $1,323,000 / 100,000 = $13.23

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 35% x (2,000/(365 x 6)} = $13.20

Unit Value = Lesser of (A) and (B) = Min {$13.23, $13.20} = $13.20, the Fair Value is greater than the Proportional Cap Rate, so the Unit Value is limited by the Proportional Cap Rate.

Example 11 — Index decreases 40%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Cycle Floor Rate, and 35% Cap Rate. The index decreases to 600 (40% loss) 2,000 days after the Cycle Start Date. The Fair Value of $925,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $925,000 / 100,000 = $9.25

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 35% x (2,000/(365 x 6)} = $13.20

Unit Value = Lesser of (A) and (B) = Min {$9.25, $13.20} = $9.25, which is a 7.5% decrease in the Cycle Unit Value = (1 - $9.25 / $10.00) x 100%, but is within the Floor Rate of -10%.

Example 12 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -10% Cycle Floor Rate, and 35% Cap Rate. The index decreases to 400 (60% loss) 2,000 days after the Cycle Start Date. The Fair Value of $920,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $920,000 / 100,000 = $9.20

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 35% x (2,000/(365 x 6)} = $13.20

Unit Value = Lesser of (A) and (B) = Min {$9.20, $13.20} = $9.20, which is a 8% decrease in the Cycle Unit Value = (1 - $9.20 / $10.00) x 100%, but is within the Floor Rate of -10%.

CYCLE INVESTMENT UNIT VALUE CALCULATION FOR CYCLE INVESTMENTS WITH A BUFFER RATE:

Start Date

The initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of:

(A) The initial Unit Value

1.	Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent.

2.	The initial Unit Value = Fair Value / number of Units

and

(B) The Adjusted initial Unit Value

1.	The percentage gain in the Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is based on the amount of time that elapsed since the Cycle Start Date.

2.	The initial Unit Value is adjusted for the Proportional Cap Rate = { Initial Unit Value } x

{1 + ( Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days

In a Cycle Term)]}

The hypothetical examples below assumes 100,000 Cycle Investment Units for all of the examples and an Index Value on the Cycle Start Date of 1,000. The examples of the hypothetical Fair Value for different index levels, different points in the Cycle’s life, and different Cycle Terms were chosen to demonstrate the effects of the Buffer not applying before the Cycle End Date and the effects of the Proportional Cap Rate on the Cycle Investment Unit Value.

Example 1 — Index decreases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Buffer Rate, and 35% Cap Rate. The index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,290,000.

(A) The initial Cycle Investment Unit Value = Fair Value / number of Cycle Investment Units = $1,290,000 / 100,000 = $12.90

(B) The initial Cycle Investment Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 35% x (150/(365 x 3)} = $10.48

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$12.90, $10.48} = $10.48, the Fair Value is greater than the Proportional Cap Rate, so the Unit Value is limited by the Proportional Cap Rate.

Example 2 — Index decreases 60%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Buffer Rate, and 35% Cap Rate. The index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $490,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $490,000 / 100,000 = $4.90

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]}= $10 x {1+ 35% x (150/(365 x 3)} = $10.48

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$4.90, $10.48} = $4.90, which is a 51% decrease in the Cycle Unit Value = (1 - $4.90 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, so in this case the decrease in the Unit Value was not limited to 50% = (60% index loss – 10% Buffer Rate).

Example 3 — Index increases 50%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Buffer Rate, and 35% Cap Rate. The index increases to 1,500 (50% gain) 750 days after the Cycle Start Date. The Fair Value is $1,380,000.

(A) The initial Cycle Investment Unit Value = Fair Value / number of Cycle Investment Units = $1,380,000 / 100,000 = $13.80

(B) The initial Cycle Investment Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 35% x (750/(365 x 3)} = $12.40

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$13.80, $12.40} = $12.40, the Fair Value is greater than the Proportional Cap Rate, so the Unit Value is limited by the Proportional Cap Rate.

Example 4 — Index decreases 60%: A Cycle with a 3 year (1,095 days) Cycle Term, -10% Cycle Buffer Rate, and 35% Cap Rate. The index decreases to 400 (60% loss) 750 days after the Cycle Start Date. The Fair Value is $510,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $510,000 / 100,000 = $5.10

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]}= $10 x {1+ 35% x (750/(365 x 3)} = $12.40

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$5.10, $12.40} = $5.10, which is a 49% decrease in the Cycle Unit Value = (1 - $5.10 / $10.00) x 100%. The Buffer Rate of -10% does not apply prior to the Cycle End Date, but in this case the decrease in the Unit Value was within the Buffer Rate limit of 50% = (60% index loss – 10% Buffer Rate).

Example 5 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Cycle Buffer Rate, and 30% Cap Rate. The index increases to 1,500 (50% gain) 150 days after the Cycle Start Date. The Fair Value is $1,130,000.

(A) The initial Cycle Investment Unit Value = Fair Value / number of Cycle Investment Units = $1,130,000 / 100,000 = $11.30

(B) The initial Cycle Investment Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 30% x (150/(365 x 6)} = $10.21

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$11.30, $10.21} = $10.21, the Fair Value is greater than the Proportional Cap Rate, so the Unit Value is limited by the Proportional Cap Rate.

Example 6 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Cycle Buffer Rate, and 30% Cap Rate. The index decreases to 400 (60% loss) 150 days after the Cycle Start Date. The Fair Value is $630,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $630,000 / 100,000 = $6.30

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]}= $10 x {1+ 30% x (150/(365 x 6)} = $10.21

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$6.30, $10.21} = $6.30, which is a 37% decrease in the Cycle Unit Value = (1 - $6.30 / $10.00) x 100%. The Buffer Rate of -30% does not apply prior to the Cycle End Date, so in this case the decrease in the Unit Value was not limited to 30% = (60% index loss – 30% Buffer Rate).

Example 7 — Index increases 50%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Cycle Buffer Rate, and 30% Cap Rate. The index increases to 1,500 (50% gain) 2,000 days after the Cycle Start Date. The Fair Value is $1,320,000.

(A) The initial Cycle Investment Unit Value = Fair Value / number of Cycle Investment Units = $1,320,000 / 100,000 = $13.20

(B) The initial Cycle Investment Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 30% x (2,000/(365 x 6)} = $12.74

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$13.20, $12.74} = $12.74, the Fair Value is greater than the Proportional Cap Rate, so the Unit Value is limited by the Proportional Cap Rate.

Example 8 — Index decreases 60%: A Cycle with a 6 year (2,190 days) Cycle Term, -30% Cycle Buffer Rate, and 30% Cap Rate. The index decreases to 400 (60% loss) 2,000 days after the Cycle Start Date. The Fair Value is $720,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $720,000 / 100,000 = $7.20

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]}= $10 x {1+ 30% x (2,000/(365 x 6)} = $12.74

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$7.20, $12.74} = $7.20, which is a 28% decrease in the Cycle Unit Value = (1 - $7.20 / $10.00) x 100%, the Buffer Rate of -30% does not apply prior to the Cycle End Date, but in this case the decrease in the Unit Value was within the Buffer Rate limit of 30% = (60% index loss – 30% Buffer Rate).

For more information, see “Valuation of a Cycle Investment”.

Transfers out of a Cycle Investment

You may transfer all or a portion of your Cycle Investment Value out of a Cycle Investment on any Business Day. If you make a or transfer from a Cycle Investment during the Cycle Term prior to the Cycle End Date, the Cycle Investment Unit Value will reflect the Proportional Cap Rate, if applicable, and the Floor Rate or Buffer Rate will not apply.. This means that if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, including transfers to the Subaccounts, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

You may transfer into a Subaccount on any Business Day and/or into another Cycle Investment on the Cycle Start Date. If you transfer to another Cycle Investment, we will move your transferred Contract Value in the Holding Account one Business Day prior to the Cycle Start Date. You may also request that all or part of any withdrawal amount be reallocated to an upcoming new Cycle Investment or to one or more Subaccounts available under the Contract.

For funds from maturing Cycles, if you do not provide transfer instructions in Good Order, we will allocate the Cycle Investment Value to the next new Cycle Investment of the same Cycle Type. If such a new Cycle Investment is not available, we will allocate the Cycle Investment Value to the Subaccounts of the Separate Account according to your current allocation instructions. If you do not have Subaccount allocation instructions on file, we will allocate the proceeds to the Holding Account.

Withdrawals from Cycle Investments

To withdraw money from a Cycle Investment, you must send us a Written Request containing the pertinent details of the withdrawal request, including the amount of the withdrawal and the Cycle Investment(s) from which to make the withdrawal (“withdrawal request”). The minimum partial withdrawal amount is $1,000. Required Minimum Distributions (“RMDs”) are not subject to this minimum. A Surrender Charge will generally apply to amounts withdrawn in excess of the Free Withdrawal Amount.

We will process withdrawal requests that we receive by the end of the Cycle Investment Business Day using that day’s Cycle Investment Unit Value. For withdrawal requests we receive after the end of the Cycle Investment Business Day, we will use the Unit Value for the next Cycle Investment Business Day. The number of Cycle Investment Units withdrawn from the Cycle Investment will equal the withdrawal amount divided by the Cycle Investment Unit Value on the close of the Business Day on which the withdrawal is processed.

We will pay the withdrawal amount to the Contract Owner no later than three (3) Business Days after the Cycle Investment Business Day on which we received the Written Request, subject to our right to defer payment discussed below.

The Cycle Investment Unit Value is determined from the Cycle’s Fair Value as provided by the Fair Value Calculation Agent. The Cycle Investment Unit Value reflects the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. See “Valuation of a Cycle Investment later in this prospectus for more information.

Required Minimum Distributions. Unless we receive instructions from you, we will deduct all RMDs pro-rata from the Subaccounts until your Accumulation Value is exhausted, then from the Cycle Investments on a pro-rata basis. You may instruct us to take RMDs from all Investment Options - all Investment Portfolios Available Under the Contract Investment Options and all Cycle Investments – on a pro-rata basis. If you take an RMD from a Cycle Investment during the Cycle Term prior to the Cycle End Date, you will receive the Cycle Investment Unit Value times the number of Cycle Investment Units withdrawn and the Cycle Investment Unit Value will be limited by the Proportional Cap Rate, but the Floor Rate or Buffer Rate will not apply.

The Cycle Investment Unit Value is determined from the Cycle’s Fair Value as provided by the Fair Value Calculation Agent. The Unit Value reflects the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, including an RMD, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower. See “Valuation of a Cycle Investment later in this prospectus for more information.

A withdrawal taken to satisfy an RMD is not subject to the deduction of a Surrender Charge. See “Charges, Fees and Deductions – Surrender Charge”.

Deferral of Payment. We may defer payment of any withdrawal proceeds or other payment from a Cycle Investment if, due to the closing or other disruption of financial markets or exchanges, the failure of the Fair Value Calculation Agent to provide us with timely values, or other circumstances beyond the Company’s control, the Company is unable to settle the necessary transactions prudently as reasonably determined by the Company. See “Payment of Contract Proceeds”. Payments may be deferred for up to six months if the insurance regulatory authority of the state in which the Contract is issued approves such deferral.

Cycle End Date Payments; Rollovers

Thirty Business Days before the Cycle End Date, we will send you a Cycle Investment Maturity Notice that alerts you to the pending Cycle End Date and provides instructions on how to direct us to allocate the proceeds of a maturing Cycle Investment. At least one Business Day before the Cycle End Date, you may provide written instruction directing us to allocate the proceeds of your maturing Cycle Investments to a new Cycle Investment or to the Subaccounts, either based on the current allocation instructions or new allocation instructions. If you do not notify us otherwise, we will follow your most recent allocation instructions on file with us, in the following priority order:

1)	For maturing Cycle Investments, we will invest the proceeds in a new Cycle Investment of the same Cycle Type;

3)	If such a new Cycle Investment is not available, we will invest the proceeds in the Subaccounts according to your most recent allocation instructions; or

4)	If you do not have valid Subaccount allocation instructions on file, proceeds will remain in the Holding Account until we receive further instructions from you.

We will pay proceeds of the Cycle Investment on the Cycle End Date.    All such proceeds will be transferred to the Holding Account to be allocated to Subaccount Investment Options or into new Cycle Investments, per your most recent instructions. Typically, this allocation will occur one Business Day following the Cycle End Date.

Additional Information About the Indices

S&P 500 Price Return Index (Bloomberg Ticker: SPX). The S&P 500 Price Return Index was established by Standard & Poor’s. The S&P 500 Price Return Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The S&P 500 Price Return Index does not include dividends declared by any of the companies included in this Index.

See “Appendix D - Index Disclaimers” for important information regarding the Indices.

Substitution of an Index

In the event that the Index for a Cycle Investment is discontinued, we may substitute an available comparable Index for new Cycles. If we substitute the Index, for Cycle Terms that are ongoing, the Cycle Term will mature on the date the Index is discontinued, , Cap Rate and Floor Rate or Buffer Rate, as applicable, will not change.

We would attempt to choose a new Index that has a similar investment objective and risk profile to the original Index. The selection criteria for a suitable alternative Index may include the following:

1.

There is a sufficiently large market in exchange traded and/or over-the counter options, futures, and similar derivative instruments based on the index to allow the Company to hedge fluctuations of the Index Value.

2.	The Index is recognized as a broad-based Index for the relevant market; and

3.	The publisher of the Index allows the Company to use the Index and other materials for a reasonable fee.

If the S&P 500 Price Return index were to be discontinued, we will mature the Cycles based on the most recently available closing value of the Index before it is discontinued or changed. Such maturity will be as of the date of such most recently available closing value of the Index and we will use that closing value to calculate the Index-linked Return through that date. We would apply the full Index performance to that date subject to the full Growth Cap Rate and Downside Protection. For example, if the Index was up 12% at the time we matured the Cycle and the Cap Rate was 8%, we would credit an 8% return to your Cycle Investment Value. If the Index was down 30% at the time we matured the Cycle for a Cycle with a -10% Buffer Rate, we would credit a 20% negative return to your Cycle Investment Value and for a Cycle with -10% Floor Rate, we would credit -10%. We would provide notice about maturing the Cycle, as soon as practicable and ask for instructions on where to transfer your Cycle Investment Value.

We will give at least a 30 day notice of any change, unless the Index provider itself gives us less than 30 days’ notice, in which case we will give you notice as soon as practicable.

In the case of any of the types of early maturities discussed above, you can allocate the Cycle Investment Value to any of the available investment options. If we are still offering Cycles at that time, you can request that the Cycle Investment Value be invested in a new Cycle.

Contract owners are always permitted to transfer to the Subaccounts and may not invest in Cycles that have already commenced.

Valuation of a Cycle Investment

The amount invested in a Cycle Investment by the Contract Owner is the Cycle Investment Value. As of any Cycle Business Day, the Cycle Investment Value is measured by the number of Cycle Investment Units credited to the Contract multiplied by the Cycle Investment Unit Value, each as of that Cycle Business Day. The Cycle Investment Value will reflect withdrawals and fluctuations in the Cycle Investment Unit Value.    ON ANY CYCLE BUSINESS DAY AFTER THE CYCLE START DATE, THE CONTRACT OWNER’S CYCLE INVESTMENT VALUE MAY BE LESS THAN THE AMOUNT INITIALLY INVESTED. The Cycle Investment Value is reduced by the dollar amount of all withdrawals.

Cycle Investment Unit.

The number of Cycle Investment Units initially credited to the Contract is calculated by dividing the amount allocated to the Cycle Investment on the Start Date by $10.00. The number of Units credited to the Contract will be reduced by withdrawals made prior to the Cycle End Date based on the amount withdrawn and the Cycle Investment Unit Value at the time of the withdrawal.

Example. A withdrawal of $10,000 is requested from a Cycle Investment prior to the Cycle End Date. At the time of the request, the number of Cycle Investment Units owned by the Contract Owner is 10,000 and the Cycle Investment Unit Value is $10 for a total Cycle Investment Value of $100,000. After the withdrawal the total Cycle Investment Value is $90,000 = $100,000 - $10,000 (withdrawal). The number of Cycle Investment Units after the withdrawal is 9,000 = 10,000 - $10,000(withdrawn) / $10(Cycle Unit Value).

Cycle Investment Unit Value.

For each Cycle Investment, we will establish the Cycle Investment Unit Value on the Start Date, and calculate the Cycle Investment Unit Value on each Cycle Business Day and on the Cycle End Date. The methods used to calculate the Unit Value on each Cycle Business Day and on the Cycle End Date are different.

On the Start Date. For each Cycle Investment we establish an initial Cycle Investment Unit Value at $10.00 on the Cycle Start Date.

During the Cycle Term. For each Cycle Investment, we determine the Cycle Investment Unit Value as of each Cycle Business Day based on its Fair Value and the Proportional Cap Rate. The Buffer Rate and Floor rate do not apply.

We have contracted with IHS Markit, an independent analytics firm, to be the Fair Value Calculation Agent to compute the Fair Value of a Cycle Investment Unit.

The Fair Value of a Cycle Investment is determined by the Fair Value Calculation Agent as of the end of each Cycle Business Day. The Fair Value reflects the current value of financial instruments that would provide a return equal to the change in Index Value at the end of the Cycle Term subject to the Cap Rate and subject to the Floor Rate. The Fair Value is based on a variety of factors considered by the Fair Value Calculation Agent, which include the change in the Index Value from the Cycle Start Date, volatility of the Index, changes in prevailing interest rates and the time remaining to the Cycle End Date. The Fair Value is determined using a formula which is based on the economic value of a hypothetical investments at the time of the valuation designed to match Cycle Investment value at the Cycle End Date.

Calculation of Fair Value for Cycle Investments with a Floor Rate:

The Fair Value Calculation Agent uses five hypothetical financial instruments to determine the Fair Value of a Cycle Investment during the Cycle Term. These hypothetical financial instruments are constructed to produce a return equal to the proceeds payable on a Cycle Investment on its Cycle End Date. These financial instruments are:

1)	A zero-coupon bond with a maturity date equal to the Cycle End Date, plus;

2)	An at-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;

3)	An at-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;

4)

An out-of-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 + Cap Rate), plus;

5)

An out-of-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 – Floor Rate).

Calculation of Fair Value for Cycle Investments with a Buffer Rate:

The Fair Value Calculation Agent uses four hypothetical financial instruments to determine the Fair Value of a Cycle Investment during the Cycle Term. These hypothetical financial instruments are constructed to produce a return equal to the proceeds payable on a Cycle Investment on its Cycle End Date. These financial instruments are:

1)	A zero-coupon bond with a maturity date equal to the Cycle End Date, plus;

2)	An at-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date, less;

3)

An out-of-the-money call option. This is an option to buy a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 + Cap Rate), less;

4)

An out-of-the-money put option. This is an option to sell a position in the Index on the Cycle End Date at a strike price equal to the price of the Index on the Cycle Start Date times (1 – Buffer Rate).

The value of each of these financial instruments is determined by a Fair Value Calculation Agent using standard financial industry calculations. The call and put options are all valued using the Black-Scholes option valuation formula. The value of the zero-coupon bond is determined by a present value of the maturity value at an applicable proxy for the risk-free interest rate (currently LIBOR Swap rates).

We compute an initial Cycle Investment Unit Value using the Fair Value. The Cycle Business Day’s Cycle Investment Unit Value will equal the Cycle Business Day Initial Unit Value (see A Below) subject to the Cycle Business Day Unit Value Cap (see B below).

A.	Cycle Business Day Initial Unit Value

The Cycle Business Day Initial Unit Value equals the Cycle’s Fair Value divided by the total number of Cycle Investment Units outstanding, each as of that day.

B.	Cycle Business Day Unit Value Cap

If the Cycle Business Day Initial Unit Value is greater than the initial Cycle Investment Unit Value (i.e., $10.00), we determine the Cycle Business Day Unit Value Cap. The Cycle Business Day Unit Value Cap equals: (i) the initial Cycle Investment Unit Value multiplied by (ii) one plus the Proportional Cap Rate. The Proportional Cap Rate is equal to the (i) the Cap Rate multiplied by (ii) the number of days lapsed during the Cycle Term divided by the number of days in the Cycle Term.

The Floor Rate and the Buffer Rate do not apply during the Cycle Term prior to the Cycle End Date. Thus, there is no protection against any decrease in value of the Cycle Investment for withdrawals during the Cycle Term prior to the Cycle End Date.

See “Appendix C– Cycle Investment Unit Value Examples” for illustrations of how Unit Values are computed.

On the Cycle End Date. For each Cycle Investment, we determine the Cycle Investment Unit Value on its Cycle End Date based on the change in the Index Value (see A below), the Cap Rate, and the Floor Rate or the Buffer Rate, as applicable. As of the Cycle End Date, we compute the Cycle End Date Initial Unit Value (see B below). The Cycle End Date Unit Value will equal the Cycle End Date Initial Unit Value subject to the Cycle End Date Unit Value Cap (see C below) and the Cycle End Date Unit Value Floor for Cycles Investments with Floor Rates (see D below) and the Cycle End Date Unit Value Cap (see C below) and the Buffer Rate (see E below) for Cycle Investments with Buffer Rates (see E below),

A.	Change in the Index Value

The change in Index Value equals:

1)	The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by

2)	The last reported value of the Index on the Cycle Start Date.

B.	Cycle End Date Initial Unit Value

The Cycle End Date’s initial Unit Value equals

1)	The initial Unit Value multiplied by

2)	One plus the Change in Index Value, computed as set forth in A above.

C.	Cycle End Date Unit Value Cap

The Cycle End Date’s Unit Value Cap equals the initial Cycle Investment Unit Value multiplied by one plus the Cap Rate.

D.	Cycle End Date Unit Value Floor

The Cycle End Date Unit Value Floor equals the initial Cycle Investment Unit Value multiplied by one plus the Floor Rate (which is a negative number).

E.	Cycle End Date Unit Value Buffer

The Cycle End Date Unit Value Buffer equals any negative change in the Index Value offset by the Buffer Rate. If there is negative change of less than the Buffer Rate, then impact is 0% to Unit Value. If there is negative change greater than the Buffer Rate, then the Cycle End Date Unit Value Buffer is the initial Cycle Investment Unit Value multiplied by one plus the difference between the change and the Buffer Rate (which is a negative number).

See “Appendix C– Cycle Investment Unit Value Examples” for illustrations of how Unit Values are computed.

Reporting. For each Cycle Investment in which you invest, we will make electronically available to you on each Cycle Business Day (i) the number of Cycle Investment Units credited to your Cycle Investment(s) and (ii) the Cycle Investment Unit Value on the Business Day preceding the Cycle Business Day.

At least once each year, we will send you a report containing information required by applicable state law and the following:

1)	The beginning date and end date for the reporting period;

2)	For each Cycle Investment in which you invested during the reporting period;

a)	The Start Date, Cycle Term, Floor Rate or Buffer Rate, Cap Rate, and the value of the Index on the Start Date, and if there was a Cycle End Date, the value of the Index on the Cycle End Date;

b)	The number of Cycle Investment Units credited to the Contract (i) at the beginning of the reporting period, and (ii) on the Cycle Business Day immediately prior to the date of the report;

c)	The number of Cycle Investment Units redeemed and the Cycle Investment Unit Value in connection with each withdrawal made during the current reporting period;

d)	The Cycle Investment Unit Value (i) at the beginning of the reporting period, and (ii) on the Cycle Business Day immediately prior to the date of the report;

3)	The Index price for each Cycle Investment on the Start Date and, at the end of the current report period.

Cycle Investments do not involve an investment in any underlying portfolio of securities or financial instruments. Individuals should consult their financial professional about the risks, benefits, and other features of the Cycle Investments, and whether the Cycle Investments are appropriate based upon their financial situations and objectives. Please consider carefully the important information contained in this prospectus before investing in a Cycle Investment.

THE SUBACCOUNT INVESTMENT OPTIONS

The Subaccounts are offered through the Midland National Life Separate Account C (the “Registered Separate Account”). The Registered Separate Account is divided into Subaccounts, called, each of which invests exclusively in shares of one Investment Portfolio. You may allocate part or all of your premium payment to one or more Subaccounts.

A list of the Investment Portfolios currently available through the Subaccounts is set forth at the back of this prospectus in “APPENDIX A – INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT ”. Appendix A also includes information about the investment types and advisers of each Investment Portfolio.

The Investment Portfolios available under the Contracts are not available for purchase directly by the general public, and are not the same as the mutual funds with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of the Investment Portfolios are very similar to the investment objectives and policies of other (publicly available) mutual funds that have very similar or nearly identical names and that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of any of the Investment Portfolios that are available under the Contracts may be lower, or higher, than the investment results of such other (publicly available) mutual funds. There can be no assurance, and no representation is made, that the investment results of any of the available Investment Portfolios will be comparable to the investment results of any other portfolio or mutual fund, even if the other portfolio or mutual fund has the same investment adviser or manager and the same investment objectives and policies and a very similar or nearly identical name.

The Investment Portfolios offered through the Contract were selected by Midland National based on several criteria, including asset class coverage, the alignment of investment objectives of a portfolio with our hedging strategy, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Of course, we also consider whether the portfolio’s adviser is an affiliate of ours. We also consider whether the Investment Portfolio, its adviser, sub-adviser, or distributor (or an affiliate) can provide marketing and distribution support for the sale of the policies. Another factor that we consider during the selection process is whether the Investment Portfolio or one of its service providers (e.g., the investment adviser or sub-advisers) will make payments to us or our affiliates in connection with certain administrative, marketing and support services, and the amount of any such payments, or whether affiliates of the Funds can provide marketing and distribution support for sales of the Contracts.

The Investment Portfolios, their managers, or affiliates thereof, may make payments to Midland National and/or its affiliates. These payments may be derived, in whole or in part, from the fees disclosed in the Investment Portfolios’ prospectuses including investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each Investment Portfolio. Owners, through their indirect investment in the Investment Portfolios, bear the costs of these fees. The amount of these payments may be substantial, may vary between Investment Portfolios, and generally are based on a percentage of the assets in the Investment Portfolios that are attributable to the Contracts and other variable insurance products issued by Midland National. These percentages currently range up to 0.50% annually. Midland National may use these payments for any corporate purpose, including payment of expenses that Midland National and/or its affiliates incur in promoting, issuing, marketing, and administering the Contracts, and, that we incur in our role as intermediary, in promoting and marketing the Investment Portfolios. Midland National and its affiliates may profit from these payments.

You are responsible for choosing the Subaccounts, and the amounts allocated to each, that are appropriate for your own individual circumstances and by your investment goals, financial situation, and risk tolerance. Since investment risk is borne by you decisions regarding investment allocations should be carefully considered and periodically re-evaluated.

Other Investment Portfolios (or available classes) may have lower fees and better overall investment performance.

In making your investment selections, we encourage you to thoroughly investigate all of the information regarding the Investment Portfolios that are available to you, including each Investment Portfolio’s prospectus, statement of additional information and annual and semi-annual reports. Other sources such as the fund company’s website or newspapers and financial and other magazines provide more current information, including information about any regulatory actions or investigations relating to an Investment Portfolio. You should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the entire risk for the allocation of your premiums and Accumulation Value among the Investment Options whether or not you use the service of an adviser. We are not responsible for any investment or other advice or services that you may receive.

You bear the risk of any decline in the Accumulation Value of your Contract resulting from the performance of the Investment Options you have chosen.

We do not recommend or endorse any particular Investment Portfolio or Portfolios and we do not provide investment advice.

Availability of the Investment Portfolios

We cannot guarantee that each Investment Portfolio will always be available for investment through the Contracts.

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of an Investment Portfolio that are held in the Registered Separate Account. New or substitute Investment Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. If the shares of an Investment Portfolio are no longer available for investment or if, in our judgment, further investment in any portfolio should become inappropriate, we may redeem the shares of that Investment Portfolio and substitute shares of another Investment Portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the Investment Company Act of 1940, as amended, or other applicable law.

Your Accumulation Value (Contract Value allocated to the Subaccounts)

Your Accumulation Value is the sum of the amounts you have invested in the Subaccounts. Your Accumulation Value will vary daily to reflect the investment performance of the Investment Portfolios you select, any premium payments, partial withdrawals, surrenders, and charges assessed in connection with the Contract. Transaction charges are made on the effective date of the transaction. Charges against the Subaccounts are reflected daily.

There is no guaranteed minimum Accumulation Value for amounts allocated to the Subaccounts. You bear the investment risk. An Subaccount’s performance will cause your Accumulation Value to go up or down each Valuation Period.

Accumulation Units

The amount you invest in each Subaccount is represented by the value of the Accumulation Unit Value times the number of Accumulation Units credited to you. Premium payments allocated to and Accumulation Value transferred to an Subaccount are used to purchase Accumulation Units. Accumulation Units are sold or redeemed when you make a surrender, partial withdrawal or transfer amounts from a Subaccount to a Cycle Investment, and to purchase an Annuity Option or pay the Death Benefit when the Owner dies. We also redeem units to pay Transaction Expenses.

We calculate the number of Accumulation Units purchased or redeemed in an Subaccount by dividing the dollar amount of the transaction by the Subaccount’s Accumulation Unit Value at the end of the day, if it is a Business Day. If it is not a Business Day, we will use the unit value on the next Business Day. The number of Accumulation Units credited to you will not vary because of changes in Accumulation Unit Values.

The Accumulation Units of each Subaccount will have different Accumulation Unit Values. We determine Accumulation Unit Values for the Subaccounts at the end of each Business Day. The Accumulation Unit Value for each Subaccount is initially set at $10.00. Accumulation Unit Values fluctuate with the investment performance of the corresponding portfolios. Accumulation Unit Values reflect investment income, the Investment Portfolios’ realized and unrealized capital gains and losses, and the Investment Portfolios’ expenses. The Accumulation Unit values also reflect the daily asset charges we deduct from your Subaccount Accumulation Value currently at an effective annual rate of 1.35%. Additional information about the Accumulation Unit Values is contained in the SAI.

Transfers of Accumulation Value

You generally may transfer amounts among the Subaccounts prior to Maturity Date, unless otherwise noted. The minimum amount that may be transferred in a single day is $100 or 100% of the Contract Value allocated to the Subaccount if less than $100. The minimum amount may come from or be transferred to more than one Subaccount. Completed transfer requests received at our Customer Service Center in Good Order before the New York Stock Exchange closes for regular trading (usually 3:00 p.m. Central Time) are priced at the Accumulation Unit Value determined at the close of that Valuation Period. If we receive your completed transfer request in Good Order after the close of a Valuation Period, we will process the transfer request at the unit value determined at the close of the next Valuation Period.

For information regarding telephone or facsimile requests, see “Administrative Procedures”. Transfers may be delayed under certain circumstances. See “Payment of Contract Proceeds”. We currently do not charge for transfers between Subaccounts, but reserve the right to charge $15 per transfer for transfers in excess of 15 per Contract year. If assessed, this charge will be deducted from the amount that is transferred prior to the allocation to a different Subaccount. The fee is waived for transfers in connection with active Dollar Cost Averaging or automatic rebalancing programs.

We reserve the right to eliminate and/or restrict the transfer privilege in any manner we deem appropriate for some, all or specific Owners.

This transfer discussion applies only to transfers to and from the Subaccounts..

Transfer Limitations

Frequent, large, programmed or short-term transfers among Subaccounts, such as those associated with “market timing” transactions, can adversely affect the Investment Portfolios and the returns achieved by Owners. In particular, such transfers may dilute the value of the Investment Portfolios’ shares, interfere with the efficient management of the Investment Portfolios’ investments, and increase brokerage and administrative costs of the Investment Portfolios. In order to try to protect our Owners and the Investment Portfolios from potentially harmful trading activity, We have implemented certain market timing and excessive trading policies and procedures (the “Market Timing Procedures”). Our Market Timing Procedures are designed to detect and prevent frequent or short-term transfer activity among the Subaccounts that may adversely affect other Owners or Investment Portfolio shareholders.

More specifically, currently our Market Timing Procedures are intended to detect potentially harmful trading or transfer activity by monitoring for excessive trading. We currently define excessive trading as:

•

More than one purchase and sale of the same Subaccount within a 60-calendar day period, commonly referred to as a “round trip”. Two or more “round trips” involving the same Subaccount within a 60-calendar day period is considered excessive trading.

•	Six round-trips involving the same Subaccount within a twelve month period.

We will review transfer requests, daily blotters, and transaction logs in an attempt to identify transfers that exceed these transfer parameters. We will review those transfers (and other transfers in the same Contract) to determine if, in our judgment, the transfers are part of a market timing strategy or otherwise have the potential to be harmful. We will honor and process the second transfer request, but if we believe that the activity is potentially harmful, we will suspend that Contract’s transfer privileges and we will not accept another transfer request telephonically or electronically (fax, internet, etc.) for 14 Business Days. We will attempt to inform the Owner (or registered representative) by telephone that their transfers have been deemed potentially harmful to others and that their telephone and electronic transfer privilege is suspended for 14 days. If we do not succeed in reaching the Owner or registered representative by phone, we will send a letter by first class mail to the Owner’s address of record.

We reserve the right to apply our market timing procedures to all Subaccounts available under the Contract, including Subaccounts that invest in Investment Portfolios that affirmatively permit frequent and short-term trading in other variable annuity Contracts offered by us or other insurance companies. Therefore, if you allocate premiums or your Accumulation Value to such a Subaccount, you may indirectly bear the effects of market timing or other frequent trading. These Investment Portfolios might not be appropriate for long-term investors. For a complete description of each Investment Portfolios’ trading policies, review each Investment Portfolios’ prospectus.

In addition to our own market timing procedures, managers of the Investment Portfolios might contact us if they believe or suspect that there is market timing or other potentially harmful trading, and if so we will take appropriate action to protect others. In particular, we may, and we reserve the right to, reverse a potentially harmful transfer. We will inform the relevant Owner and/or registered representative and the Owner will bear any investment loss of such reversal.

To the extent permitted by applicable law, we reserve the right to delay or reject a transfer request at any time that we are unable to purchase or redeem shares of any Investment Portfolios available through Separate Account C, because of any refusal or restriction on purchases or redemptions of Investment Portfolio shares on the part of the Investment Portfolio’s managers pursuant to the Investment Portfolio’s policies and procedures respecting market timing activities or other potentially abusive transfers. If this occurs, we will attempt to contact you by telephone for further instructions. If we are unable to contact you within 5 Business Days after We have been advised that your transfer request has been refused or delayed by the Investment Portfolio manager, the amount intended for transfer will be retained in or returned to the originating Subaccount. You should also be aware that as required by Rule 22c-2 under the 1940 Act, We have entered into information sharing agreements with each of the fund or trust company whose Investment Portfolios are offered through the Contract. We share your trading information under these agreements as necessary for the fund and trust companies to monitor Investment Portfolio trading and this may include personal Contract information, including names and social security numbers or other tax identification numbers. As a result of this information sharing, a fund or trust company may direct us to restrict a Contract Owner’s transactions if the fund or trust company determines that the Contract Owner violated the Investment Portfolio’s excessive/frequent trading policy. This could include the fund or trust company directing us to reject any future allocations of premium payments or transfers from a Subaccount or Cycle Investment to any Subaccount investing Investment Portfolio or all Investment Portfolios within the fund family. We are Contractually obligated to comply with all restrictions imposed by the Investment Portfolios. You should read the prospectuses of the Investment Portfolios for more details on their ability to refuse or restrict purchases or redemptions of their shares.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter frequent, programmed, large, or short-term transfers that may adversely affect other Owners or Investment Portfolio shareholders, to comply with state or federal regulatory requirements, or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). We may change our parameters to monitor for a different number of transfers with different time periods, and we may include other factors such as the size of transfers made by Owners within given periods of time, as well as the number of “round trip” transfers into and out of particular Subaccounts for purposes of applying the parameters used to detect potential market timing and other potentially harmful activity. We may aggregate transfers made in two or more Contracts that We believe are connected (for example, two Contracts with the same Owner, or owned by spouses, or owned by different partnerships, trusts, or corporations that are under common control, etc.).

We do not include transfers made pursuant to the Dollar Cost Averaging program and Investment Portfolio rebalancing program in these limitations. We may vary our market timing procedures from Subaccount to Subaccount, and may be more restrictive with regard to certain Subaccounts than others. We may choose not to apply these detection methods to Subaccounts investing in Investment Portfolios that, in our judgment, would not be particularly attractive to market timers or otherwise susceptible to harm by frequent transfers.

We reserve the right to place restrictions on the methods of implementing transfers for all Owners that we believe might otherwise engage in trading activity that is harmful to others. For example, we might only accept transfers by original “wet” Owner signature conveyed through the U.S. mail (that is, we can refuse transfer requests submitted by phone, facsimile, e-mail or by any other electronic means, or overnight courier service). We also reserve the right to implement and administer redemption fees imposed by one or more of the Investment Portfolios in the future.

Contract Owners seeking to engage in frequent, programmed, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. In addition, the terms of the Contract may also limit our ability to restrict or deter harmful transfers. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect other Owners or Investment Portfolios’ shareholders involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect every potential market timer. Some market timers may get through our controls undetected and may cause dilution in Accumulation unit values to others. We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver, or exception. We may vary our Market Timing Procedures among our other variable insurance products to account for differences in various factors, such as operational systems and Contract provisions. In addition, because other insurance companies and/or retirement plans may invest in the Investment Portfolios, we cannot guarantee that the Investment Portfolios will not suffer harm from frequent, programmed large, or short-term transfers among Subaccounts of variable policies issued by other insurance companies or among Subaccounts available to retirement plan participants.

PROCESSING SURRENDERS AND PARTIAL WITHDRAWALS – CYCLE INVESTMENT & SUBACCOUNTS

You may withdraw all or part of your Surrender Value by sending a written request to our Customer Service Center in Good Order. The Surrender Value is the Contract Value minus any applicable surrender charge. In some states, a state premium tax charge may also be deducted. Partial withdrawals must be made in amounts of $1,000 or more (except for RMDs and systematic withdrawals described below) and cannot reduce your Contract Value to less than $500. If a partial withdrawal results in your Contract Value becoming less than $500, then the entire Surrender Value must be withdrawn. A full surrender request, regardless of the Contract Value, must be submitted in writing and accompanied by your Contract. We reserve the right to change this process at any time. For a full surrender, you must send in your Contract with your surrender request or sign a lost Contract statement.

You may request partial withdrawals up to $25,000 via telephone, four times a calendar year per Contract, provided prior written authorization has been received by our Customer Service Center. You will be required to verify personally identifiable information at the time you request a partial withdrawal. If there are joint Owners, both Owners must be on the telephone at the time of request.

Telephone authorization will remain in effect until we receive written notification from you to terminate this authorization. If the Contract has joint Owners, both Owners are required to sign the written notification to terminate telephone authorization. We may discontinue this program at any time at our sole discretion. There are some restrictions on telephone partial withdrawals; please call our Customer Service Center with any questions.

We may record telephone calls and use other procedures to verify information and confirm that instructions are genuine. We will not be liable for losses or expenses arising from telephone instructions reasonably believed to be genuine. We reserve the right to restrict, suspend or eliminate the use of, or modify the requirements for making, telephone partial withdrawals at any time.

Any required tax withholding and surrender charges, if applicable, will be deducted from the amount paid. In addition, upon full surrender a state premium tax charge, if applicable, may also be subtracted.

Completed surrender or partial withdrawal requests received in Good Order at our Customer Service Center before the New York Stock Exchange closes for regular trading (usually 3:00 p.m. Central Time) are priced at the Accumulation Unit Value and Cycle Investment Unit Value determined at the close of that regular trading session of the New York Stock Exchange. If we receive your completed surrender or partial withdrawal request in Good Order after the close of a Valuation Period, we will process the surrender request at the unit value determined at the close of the next Valuation Period.

We will generally pay the surrender or partial withdrawal amount within seven days after we receive a properly completed surrender or partial withdrawal request in Good Order. See “Administrative Procedures” later in this prospectus. We may defer payment for more than seven days when:

•	trading on the New York Stock Exchange is restricted as defined by the SEC;

•	the New York Stock Exchange is closed (other than customary weekend and holiday closing);

•	an emergency exists or if for any reason it is not reasonably practicable to dispose of or fairly value the securities held in an Investment Option;

•	for such other periods as the SEC may by order permit for the protection of Owners; or

•	your premium check has not cleared your bank.

See “Payment of Contract Proceeds”.

If we defer payment for 30 or more days, then during the period of deferment, we will pay interest at the rate required by the jurisdiction in which this Contract is delivered.

Unless you specify otherwise, your partial withdrawal will be deducted from all Subaccounts in the same proportion as your Contract Value bears to each Subaccount.

Withdrawals from Cycle Investments prior to the Cycle End Date is determined by Cycle Investment Unit Value, which is based on the Fair Value. The Cycle Investment Unit Value reflects the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal prior to the Cycle End Date, it will result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this will always cause your Cycle Investment Value on the Cycle End Date to be lower.

Surrenders and partial withdrawals will generally have Federal income tax consequences that can include income tax penalties and tax withholding. Surrenders and partial withdrawals may be restricted under certain qualified Contracts. You should consult with and rely on your tax advisor before making a surrender or partial withdrawal. See “FEDERAL TAX STATUS” later in the prospectus.

BENEFITS UNDER THE CONTRACT

The following table summarizes information about the standard benefits under the Contract. None of them require an additional charge.

Name of Benefit	Purpose	Brief Description of Restrictions / Limitations
Systematic Withdrawal Program	Allows you to set up an automatic payment of up to 10% of your total Purchase Payments each year	• Each payment must be at least $500 (unless we consent otherwise) • Subject to any applicable income taxes, including a possible 10% federal tax penalty if taken before age 59 1⁄2.

Dollar Cost Averaging (“DCA”) Program	Allows you to systematically transfer a set amount each month from a Subaccount to other available Subaccounts

Your Accumulation Value must be at least $10,000 to initiate the DCA program.

The minimum amount that you may transfer monthly is $100, quarterly is $300, and semi-annually is $600 and annually is $1,200.

Not available during the Free Look Period.

Not available if you elect Portfolio Rebalancing

Transfers only available among Subaccounts – Cycle Investments are not eligible

Portfolio Rebalancing Program	Allows us to automatically rebalance your Accumulation Value to return to your original percentage allocations

Your Accumulation Value must be at least $10,000 to initiate the program.

We will terminate the program if you direct any subsequent reallocation, contribution or partial withdrawal on other than a pro-rata basis.

We reserve the right to end the portfolio rebalancing program by sending you one month’s notice. You may not elect Portfolio Rebalancing if you have an active DCA program.

Not available if you elect DCA

Transfers only available among Subaccounts – Cycle Investments are not eligible

Death Benefit	Pays your beneficiary your Contract Value	Terminates upon the Maturity Date

Systematic Withdrawals

The systematic withdrawal feature allows you to have a portion of your Contract Value withdrawn automatically. For example, you may elect to have $500 withdrawn from your Contract Value automatically every month.

These withdrawals occur only: (1) while the Owner is living, (2) before the Maturity Date, and (3) after the Free Look Period. You may elect this option by sending a properly completed service form to our Customer Service Center. You may designate the systematic withdrawal amount and the frequency of the systematic withdrawals, which may be monthly, quarterly, semi-annually or annually. See your Contract for details on systematic withdrawal options and when each begins.

Systemic Withdrawals will be taken pro-rata from your Subaccounts only. Once the Subaccounts’ Accumulation Value is exhausted, the Systematic Withdrawals will terminate. If the contract owner wishes to continue Systematic Withdrawals, he/she will have to contact us to set up a new Systematic Withdrawal program for the Cycle Investments and then will be taken pro-rata from your Cycle Investments. The Cycle Investment Unit Value prior to the Cycle End Date is based on the Fair Value of the Cycle,

Prior to the Cycle End Date, the Cycle Investment Unit Value will be based on the Fair Value, which reflects the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means, on any day prior to the Cycle End Date, if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date. Under both these scenarios, if you take a withdrawal, including Systematic Withdrawals, prior to the Cycle End Date, it would result in a reduction of more Cycle Investment Units than if you waited until the Cycle End Date, and this would always cause your Cycle Investment Value on the Cycle End Date to be lower.

If the New York Stock Exchange is closed for regular trading on the day when the withdrawal is to be made, then we will process your withdrawal at the Accumulation Unit Value and/or Cycle Investment Unit Value determined at the close of the next Valuation Period.

You can stop or modify the systematic withdrawals by sending us a Written Notice. A proper Written Notice must include the consent of any effective assignee or irrevocable Beneficiary, if applicable.

Each systematic withdrawal must be at least $100. Each request for withdrawal amounts of less than $100 will be reviewed on a case-by-case basis. We reserve the right to change the frequency of payments or discontinue payments if the payment is less than $100. Upon payment, we reduce your Contract Value by an amount equal to the payment proceeds. In no event will the payment of a systematic withdrawal exceed the Surrender Value. The Contract will automatically terminate if a systematic withdrawal causes the Contract’s Surrender Value to equal zero.

To the extent, if any, that there is Gain in the Contract, systematic withdrawals generally are included in the Owner’s gross income for tax purposes (as ordinary income) in the year in which the withdrawal occurs, and may be subject to a penalty tax of 10% before age 59 1⁄2. Additional terms and conditions for the systematic withdrawal program are set forth in your Contract and in the application for the program.

Dollar Cost Averaging (DCA)

The Dollar Cost Averaging (DCA) program enables you to make monthly, quarterly, semi-annual or annual transfers of a predetermined dollar amount from the DCA source account into one or more of the Subaccounts.

For example, you can instruct us to transfer $1,000 on the first of each month to an Investment Portfolio that you have selected. Hypothetically, the $1,000 allocation may have bought 50 Accumulation Units of the Investment Portfolio in January, 65 Accumulation Units in February, and 45 Accumulation Units in March. In these three months, you allocated $3,000 to the Investment Portfolio which has resulted in 160 Accumulation Units. The value of each Accumulation Unit is an average of the three values used at the time of allocation. If you had allocated the entire $3,000 at one time, the total value might be higher or lower.

You may elect the DCA program on a monthly, quarterly, semi-annual or annual basis. Your Accumulation Value must be at least $10,000 to initiate the DCA program. The minimum amount that you may transfer monthly using DCA is $100, quarterly is $300, semi-annually is $600 and annually is $1,200.

You may select any Subaccount as the source account. The source account must have a minimum beginning balance of $1,200. The DCA program may reduce the impact of market fluctuations by allocating Accumulation Value to Subaccounts over time. The DCA program does not ensure a profit nor protect against a loss in declining markets.

You may elect only one DCA program at any time. You must complete the proper request form and send it (in Good Order) to our Customer Service Center. The minimum amount of time at set-up is 3 months. There is no maximum set-up time limit. We reserve the right to limit or change the minimum and maximum timeframes for the DCA program. You may qualify to begin a DCA program by paying a premium with the DCA request form, allocating premiums, or transferring amounts to the DCA source account.    The DCA request form will specify:

•	the DCA source Subaccount from which transfers will be made,

•	the total monthly amount to be transferred to the other Subaccount(s), and

•	how that monthly amount is to be allocated among the Subaccounts.

Once you elect DCA, you may allocate additional premium payments to the DCA source Subaccount by sending them in with a DCA request form or written instructions. Any premium payments received while the DCA program is in effect will be allocated using the allocation percentages from the DCA request form, unless you specify otherwise. All amounts in the DCA source Subaccount will be available for transfer under the DCA program.

If requested at issue, the DCA will start on the same day of the month as the Issue Date in the second Contract Month. If requested after issue, it will start on the same day of the month as the Issue Date during Contract Month after the request is received. The DCA is not available until the end of the Free Look Period.

You may stop the DCA program at any time by sending us Written Notice. The DCA program will automatically terminate when the source Subaccount does not have sufficient Accumulation Value to fund the DCA transfers. We reserve the right to end the DCA program by sending you one month’s notice. You may not elect a DCA program together with a Portfolio Rebalancing program.

We do not charge any specific fees to participate in a DCA program.

The DCA applies only to the Subaccounts. It is not available for the Cycle Investment Options.

Portfolio Rebalancing

If you elect the Portfolio Rebalancing program, we will automatically reset your Accumulation Value allocated to each Subaccount to percentage levels that you request. If you elect this option, we will transfer amounts among the Subaccounts necessary to “rebalance” the Accumulation Value to your specified percentages. You may direct us to perform the rebalancing on a quarterly, semi-annual, or annual basis.

For example, assume that you want your initial Purchase Payment split between two Investment Portfolios. You want 40% in Investment Portfolio A and 60% in Investment Portfolio B. Hypothetically, over the next 2 1⁄2 months “A” does very well while “B” performs poorly. At the end of the first quarter, “A” now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in “A” to bring its value back to 40% and use the money to buy more units in “B” to increase those holdings to 60%.

Portfolio rebalancing will occur on the same day of the month as the Issue Date. If the rebalance date does not fall on a Business Day, the rebalancing will be processed on the next Business Day. If you do not select a rebalancing period, we will rebalance your Subaccounts on a quarterly basis. Rebalancing will be based on your most recent investment directions.

Portfolio rebalancing may result in transferring amounts from a Subaccount earning a relatively high return to one earning a relatively low return. Your Accumulation Value must be at least $10,000 to initiate a portfolio rebalancing program. Contact us at our Customer Service Center to elect the portfolio rebalancing program.

Portfolio rebalancing will remain in effect until we receive your written termination request. We will also terminate the program if you direct any subsequent reallocation, contribution or partial withdrawal on other than a pro-rata basis. We reserve the right to end the portfolio rebalancing program by sending you one month’s notice. You may not elect portfolio rebalancing if you have an active DCA program.

There is no charge for portfolio rebalancing transfers, and rebalancing transfers do not count towards your transfer limits.

Portfolio rebalancing applies only to the Subaccounts. It is not available or the Cycle Investment options.

Death Benefit

If an Owner dies before the Maturity Date and while the Contract is still in force, we will pay a Death Benefit to your designated Beneficiary. The Death Benefit equals the Contract Value on the date of death. For example, if your Contract Value is $100,000 on September 1st and declines to $90,000 on September 10th, which is your date of death, your death benefit will equal $90,000. It is payable on receipt in Good Order (at our Customer Service Center) of satisfactory proof of the Owner’s death, an election of how the Death Benefit is to be paid, and any other required documents or forms. Payment of the Death Benefit is not subject to the Surrender Charge.

Any death benefit payment attributable to the Cycle Investments and paid prior to the Cycle End Date will be based on the Cycle Investment Unit Value, which reflects the Proportional Cap Rate, if applicable, and the Floor Rate and the Buffer Rate do not apply. This means if the Index is performing positively, your Cycle Investment Unit Value could reflect lower gains (because of the Proportional Cap), and, if the Index is performing negatively, your Cycle Investment Unit Value could reflect higher losses (because the Floor and Buffer Rates do not apply) than on the Cycle End Date.

Designation of your Beneficiary. You name one or more Beneficiaries in your Contract application. A Beneficiary is revocable unless otherwise stated in the Beneficiary designation. You may change a revocable Beneficiary during your lifetime. We must receive a Written Notice (signed and dated) informing us of the change. Upon receipt and acceptance at our Customer Service Center, a change takes effect as of the date that the Written Notice is recorded by us. We will not be liable for any payment made before we receive and accept the a Written Notice to change your Beneficiary.

If no primary Beneficiary is living when the Owner dies, the Death Benefit will be paid to the contingent Beneficiary, if any. If no Beneficiary is living when the Owner dies, then we will pay the Death Benefit to the Owner’s estate. If the sole Beneficiary is not the spouse, the surviving joint Owner will be the designated primary Beneficiary and any other Beneficiaries on record will be treated as contingent Beneficiaries.

For non-qualified Contracts, if an Owner dies prior to the Maturity Date, then the Death Benefit must be paid within 5 years of the Owner’s death (other than amounts payable to, or for the benefit of, the surviving spouse of the Owner). For joint Owners the Death Benefit is paid upon the first death.

If you name your spouse as the Beneficiary and the spouse (1) was married to the deceased Owner, as recognized by Federal law, as of the date of the deceased Owner’s death, and (2) is the sole primary Beneficiary, your surviving spouse may choose to continue the Contract, which will then be treated as his/her own Contract. If your spouse chooses to continue the Contract under spousal continuance, by current company practice they will receive the Death Benefit. This amount would be allocated among Investment Options in accordance with the current allocations for the Contract and may be, under certain circumstances, considered earnings.

If the sole Beneficiary is not the spouse, the surviving joint Owner, if any, will be the designated primary Beneficiary and any other Beneficiaries on record will be treated as contingent Beneficiaries.

Under a non-qualified Contract, when a Death Benefit is paid on the death of an Owner or a joint Owner and a payment option is selected, the payment option must be an annuity for the life of the Payee or for a period extending no longer than the Payee’s life expectancy, and payments must begin within one year of the date of death. In certain circumstances, required minimum distribution rules for qualified Contracts may require the Death Benefit to be paid out within ten years. See “Federal Tax Status” for more information later in this prospectus.

If there are multiple Beneficiaries, each Beneficiary will receive their proportional share of the Death Benefit proceeds as of the date we receive an election of how that Beneficiary’s portion of the Death Benefit is to be paid (or if later, when all Good Order requirements are met). Payments will include interest to the extent required by law.

After the date on which we receive an original death certificate or a copy of the death certificate via facsimile, the Beneficiary has the option of transferring the Accumulation Value to the Holding Account before the date on which the first complete Death Benefit claim is received. If there are multiple Beneficiaries then they all must join in such a transfer request or the Company will not be able to honor the request.

If the Owner dies on or after income payments have begun, then any remaining amounts, must be paid at least as rapidly as the benefits were being paid at the time of the Owner’s death. Other rules relating to distributions at death apply to Qualified Contracts.

If any Owner is a non-natural person, the Death Benefit is paid upon the death of the Annuitant.

If joint Owners die within 24 hours of one another, they are considered to have died simultaneously and the eldest is presumed to have died first.

Naming different persons as Owner and Annuitant can affect whether the Death Benefit is payable, the amount of the benefit, and who will receive it. Use care when naming Owners, Annuitants, and beneficiaries, and consult your registered representative if you have questions. State premium taxes may be deducted from the Death Benefit proceeds.

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the Contract’s Maturity Date or date the Death Benefit is due and payable. For example, if the payment of a Death Benefit has been triggered, but, if after a thorough search, we are still unable to locate the Beneficiary of the Death Benefit, or the Beneficiary does not come forward to claim the Death Benefit in a timely manner, the Death Benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. This “escheatment” is revocable, however, and the state is obligated to pay the Death Benefit (without interest) if your Beneficiary steps forward to claim the Death Benefit with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designations, including full names and complete addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means at our Customer Service Center.

CHARGES, FEES AND DEDUCTIONS

Transaction Expenses

Surrender Charge. The Surrender Charge is calculated as a percentage of the premium payment being partially or fully withdrawn in excess of the Free Withdrawal Amount available at the time of the Withdrawal. Withdrawals are taken first from premium payments, then from earnings. The Surrender Charge applies to each premium payment on a First-In, First-Out (FIFO) basis.

The Surrender Charge percentage varies with the number of years that have elapsed since the premium payment according to the following schedule:

Years since Premium payment	Surrender Charge (%)
0	8%
1	7%
2	6%
3	5%
4	4%
5	3%
6+	0%

No surrender charge will be assessed upon:

(a)	payment of Death Benefits;

(b)	exercise of the Right to Cancel (i.e., during the Free Look Period);

(c)	withdrawal less than or equal to the Free Withdrawal Amount.

Beginning the second Contract Year, the Free Withdrawal Amount is the amount of premium payment available for withdrawal without incurring a Surrender Charge. The Free Withdrawal Amount equals the Remaining Premium payments six years or older plus 10% of the Remaining Premium payments at the beginning of the Contract year. Like the Surrender Charge, premium payments are considered to have been withdrawn in the order in which they were received (i.e., first in, first out).

The Surrender Value cannot be greater than the Contract Value, but in no event will it be less than the minimum required by the laws of the state in which this Contract is delivered. At the time of withdrawal, if your Contract Value is less than your Remaining Premium, the surrender charge will still be assessed (measured by) against the full Remaining Premium amount.

Amounts withdrawn under the Contract to comply with IRS minimum distribution rules and paid under a life expectancy option will not be subject to a surrender charge. The free withdrawal provision pertaining to the IRS minimum distribution will be calculated solely on the Contract Value of this Contract. Amounts withdrawn to comply with IRS minimum distribution rules will reduce the amount available under the Free Withdrawal Amount.

The Surrender Charge compensates the Company for distribution charges and the full annual fee for administrative services that otherwise would have been deducted through the end of the year.

Transfer Fee. We reserve the right to charge $15 per transfer for transfers among Subaccounts and between Subaccounts and Cycle Investments in excess of 12 per Contract year. We do not currently assess this fee. If assessed, this fee will be deducted from the amount that is transferred prior to the allocation to the new Investment Option. The fee is waived for transfers in connection with active DCA or automatic rebalancing programs.

Annual Contract Expenses

Separate Account Annual Expenses. We call this charge the Base Contract Expenses in the “Important Information You Should Consider About the Contract” and the “Fee Table” sections earlier in this prospectus.

The Separate Account Annual Expenses are composed of a mortality and expense risk charge currently assessed at an annual rate of 1.00% and an administrative fee currently assessed at an annual rate of .35% of your Accumulation Value. We deduct the charges on a daily basis through the calculation of the Accumulation Unit Value of the Subaccounts.

The mortality risk we bear arises, in part, from our obligation to make monthly annuity payments regardless of how long the Annuitant or any individual may live. These payments are guaranteed in accordance with the annuity tables and other provisions contained in your Contract. This assures you that neither the longevity of the Annuitant, nor an unanticipated improvement in general life expectancy, will have any adverse effect on the monthly annuity payments the Annuitant will receive under the Contract. Our obligation, therefore, relieves the Annuitant from the risk that he or she will outlive the funds accumulated for retirement. We also assume the risk that other expense charges may be insufficient to cover the actual expenses we incur. The administration fee covers record keeping and other expenses we incur maintaining the Contracts.

The level of the charges is guaranteed for the life of the Contract and may not be increased after the Contract is issued. We expect to profit from these charges and may use the profit for any purpose including paying distribution expenses.

Investment Portfolio Charges

The Investment Portfolios impose management fees and other charges that are deducted from Investment Portfolio assets. The fees and expenses assessed by each Investment Portfolio will vary. See the Investment Portfolio prospectus for more information.

If an Investment Portfolio imposes liquidity fee or redemption fee on certain transactions (pursuant to SEC rules 2a-7 and 22c-2 under the Investment Company Act of 1940), the fee will be passed through and charged to the applicable Owner.

State Premium Taxes

The Company reserves the right to deduct on full surrender, death, or the Maturity Date a charge for any state premium taxes levied by a state or any other government entity. State premium taxes vary based on your state of residence and currently range from 0% to 3.5%. State premium taxes are subject to change.

Other Taxes

At the present time, we do not deduct any charges for any federal, state, or local taxes (other than state premium taxes) that we incur which may be attributable to the Separate Account or to the Contracts. We reserve the right to impose a charge for any such tax.

MATURITY DATE

The Maturity Date is the date on which income payments will begin under the annuity option you have selected. The earliest possible Maturity Date under the Contract is the first Contract Anniversary at which time you may Annuitize your full Contract Value (less any state premium taxes). The maximum Maturity Date is the Contract Anniversary immediately following the Annuitant’s 115th birthday. You may change the Maturity Date to an earlier Contract anniversary by sending Written Notice to our Customer Service Center. We must receive your Written Notice at least 30 days prior to the original Maturity Date. The selection of a Maturity Date at the Annuitant’s advanced age could have tax consequences so you should consult a tax adviser.

If you have not previously specified otherwise and have not elected certain systematic withdrawal options, then on the Maturity Date you may:

1.	take the Contract Value, less any state premium tax and any surrender charge, in one lump sum, or

2.	convert the Contract Value, less any state premium tax and any surrender charge, into an annuity payable to the Payee under one of the payment options as described below.

Electing an Income Payment Option

You may apply Contract Value (less any state premium taxes) to an annuity payment option after the 1st Contract Year. During the 1st Contract Year, you may elect to apply the Contract Value (less any state premium taxes and less surrender charges) to any annuity payment option. Unless you choose otherwise, on the Maturity Date your Contract Value (less any state premium taxes) will be applied to a 10 year certain and life fixed annuity payment option. The first monthly annuity payment will be made within one month after the Maturity Date.

Only fixed payment options are available. Variable payment options are not available under this Contract. Fixed payment options are obligations of our General Account and are subject to our claims-paying ability.

Currently, income payment options are only available if the proceeds applied are $2,000 or more and the annual payment is more than $240. We reserve the right to change the payment frequency so that payments are at least $100.

The Annuitant’s actual age at the time of Annuitization will affect each Payment Amount for annuity payment options involving life income. The amount of each annuity payment to older Annuitants will be greater than for younger Annuitants because payments to older Annuitants are expected to be fewer in number. For annuity payment options that do not involve life payment, the length of the payment period will affect the amount of each payment. With a shorter period, the amount of each annuity payment will be greater. Payments that occur more frequently will be smaller than those occurring less frequently.

The Payee or any other person who is entitled to receive payments may name a Beneficiary to receive any amount that we would otherwise pay to that person’s estate if that person died. The person who is entitled to receive payment may change the Beneficiary at any time.

Annuity payment options will be subject to our rules at the time of selection. We must approve any arrangements that involve a Payee who is not a natural person (for example, a corporation), or a Payee who is a fiduciary or an assignee. Also, the details of all arrangements will be subject to our rules at the time the arrangements take effect. This includes:

•	rules on the minimum amount we will pay under an option;

•	minimum amounts for installment payments, surrender or commutation rights (your rights to receive payments over time, for which we may offer you a lump sum payment);

•	the naming of people who are entitled to receive payment and their Beneficiaries; and

•	our requirements for proof of age, gender, and survival.

You must elect the payment option at least 30 days before the Maturity Date.

If your Contract is a Qualified Contract, not all of the payment options will satisfy required minimum distribution rules, particularly as those rules apply to your beneficiary after your death. Beginning with deaths happening on or after January 1, 2020, subject to certain exceptions, most non-spouse beneficiaries must now complete death benefit distributions within ten years of the owner’s death in order to satisfy required minimum distribution rules. Consult a tax advisor before electing such an option.

Fixed Payment Options

Payments under the fixed options are not affected by the investment experience of any Investment Option. The Contract Value (less any state premium taxes and any surrender charge) as of the Maturity Date will be applied to the fixed option selected. We guarantee interest under the fixed options at a rate of 1.00% a year. We may also credit interest under the fixed payment options at a rate that is above the 1.00% guaranteed rate (this is at our complete discretion). Thereafter, interest or payments are fixed according to the annuity option chosen.

Income Payment Options

The following four payout options are available:

1.

Income for Specified Period: We pay installments for a specified period of 5 to 20 years. We will pay the amount applied in equal installments plus applicable interest (excess interest may be paid at our discretion). This option may not satisfy required minimum distribution rules for qualified Contracts. Consult a tax advisor before electing this option under a qualified Contract. However, by current Company practice we may offer other options.

2.

Income for a Specified Amount: We pay income of the specified amount until the principal and interest are exhausted. The specified amount is subject to the limitation that principal and interest must be payable for at least 5 years and must be exhausted at the end of 20 years.

3.	Payment of Life Income: We will pay monthly income for life. You may choose from 1 of 2 ways to receive the income:

a.

Life Annuity: We will pay monthly income for life. With a life annuity payment option, payments will only be made as long as the Annuitant is alive. Therefore, if the Annuitant dies after the first payment, then only one payment will be made and if the Annuitant dies before the first payment then no payments will be made.

b.

Life Annuity With Certain Period: We will pay equal monthly payments for either 120 or 240 guaranteed payments, and then for as long as the Annuitant is living thereafter. The period certain options are 10 and 20 years. However, by current company practice we may offer other options.

4.

Joint and Survivor Income: We will make monthly payments until the last surviving Payee’s death. Therefore, if both Payees die after the first payment, then only one payment will be made and if the both Payees die before the first payment then no payments will be made.. The Annuitant must be at least 50 years old and the Joint Annuitant/Payee must be at least 45 years old at the time of the first monthly payment.

FEDERAL TAX STATUS

Introduction

NOTE: We have prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. No attempt is made to consider any applicable state or other income tax laws, any state and local estate or inheritance tax, or other tax consequences of Ownership or receipt of distributions under the Contract. You should consult your own tax advisor about your own circumstances. We have included an additional discussion regarding taxes in the SAI.

Annuity Contracts in General

Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally you will not be taxed on the Gain, if any, on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract – qualified or nonqualified (discussed below).

You will generally not be taxed on increases in the value of your Contract until a distribution occurs – either as a surrender or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a Non-Qualified Contract, the Contract will generally not be treated as an annuity for tax purposes and any increase in the excess of the Contract Value over the investment in the Contract during the taxable year must generally be included in income. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax advisor.

Qualified and Non-Qualified Contracts

If you invest in a variable annuity as part of an individual retirement plan, your annuity is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is termed a Non-Qualified Contract. The tax rules applicable to qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan.

Qualified Contracts are issued in connection with the plans listed below. There is additional information about qualified Contracts in the SAI.

•

Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the annuity. Distributions from an IRA are generally subject to tax and, if made before age 59 1⁄2, may be subject to a 10% penalty tax.

•

Roth IRAs, as described in Code section 408A, permit certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to current tax. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1⁄2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Distributions that are rolled over to another IRA within 60 days are not immediately taxable, however only one such rollover is permitted each year. An individual can make only one rollover from an IRA to another (or the same) IRA in any 12-month period, regardless of the number of IRAs that are owned. The limit will apply by aggregating all of an individual’s IRAs, including SEP and SIMPLE IRAs as well as traditional and Roth IRAs, effectively treating them as one IRA for purposes of the limit. This limit does not apply to direct trustee-to-trustee transfers or conversions of an IRA to a Roth IRA.

Minimum Distribution Rules and Eligible Rollover Distributions

Qualified Contracts have minimum distribution rules that govern the timing and amount of distributions. Consult with and rely upon your tax advisor. In addition, not all income options will always satisfy minimum required distribution rules. Consult with and rely upon your tax advisor before electing an income option. Please refer to the SAI for detailed information on when distributions must begin from qualified Contracts and how Death Benefit proceeds must be distributed.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of the Annuitant or an Owner in order to be treated as an annuity Contract. These diversification and distribution requirements are discussed in the SAI. Midland National may modify the Contract to attempt to maintain favorable tax treatment.

Owner Control

In certain circumstances, a variable Contract Owner may be considered the Owner of the assets of a segregated account, such as the Registered Separate Account, if the IRS deems the Owner to possess “Ownership” in those assets, such as the ability to exercise investment control over the assets. If the Contract Owner is deemed to have “investor control” over the underlying Investment Options, then the Contract Owner will be taxed currently on income and recognized gains under the Contract. The IRS has issued Revenue Ruling 2003-91 providing a safe harbor when the facts of the ruling are present. The ruling goes on to state that whether a Contract Owner has sufficient investor control over the assets depends on the facts and circumstances. Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment. However, there is no assurance that such modifications would be successful.

Surrenders and Partial Withdrawals

If you make a partial withdrawal from a Non-Qualified Contract before the annuity commencement date, the Internal Revenue Code treats that surrender as first coming from Gain and then from your premium payments. When you make a partial withdrawal, you are taxed on the amount of the surrender that is Gain. If you make a full surrender, you are generally taxed on the amount that your surrender proceeds exceed the “investment in the Contract,” which is generally your premiums paid (adjusted for any prior partial withdrawals that came out of the premiums). Withdrawals from Non-Qualified Contracts to pay third party registered investment advisor fees may be treated as taxable withdrawals. Consult a tax advisor. Different rules apply for annuity payments and under Qualified Contracts. See “Annuity Payments” below.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the Contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the Contract” generally equals the amount of your non-deductible premium payments. In many cases, the “investment in the Contract” under a Qualified Contract can be zero.

The Internal Revenue Code also provides that surrendered Gain may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some surrenders will be exempt from the penalty. In general, in the case of a distribution from a Non-Qualified Contract, this includes any amount:

•	paid on or after the taxpayer reaches age 59 1⁄2;

•	paid after an Owner dies;

•	paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);

•	paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;

•	paid under an immediate maturity; or

•	which come from premium payments made prior to August 14, 1982.

Special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult your tax adviser with regard to exceptions from the penalty tax.

Multiple Contracts

All nonqualified deferred Contracts that are issued by Midland National (or its affiliates) to the same Owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the Owner’s income when a taxable distribution occurs.

Withholding

Distributions from Qualified and Non-Qualified Contracts are generally subject to withholding for your federal income tax liability. The withholding rate varies according to the type of distribution and your tax status. You will be provided the opportunity to elect not to have tax withheld from distributions when allowed by law.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for Non-Qualified and certain Qualified Contracts, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined by dividing the “investment in the Contract” on the Maturity Date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the “investment in the Contract” has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If, after Annuitization, annuity payments stop because an Annuitant has died, the excess (if any) of the “investment in the Contract” as of the Annuitization over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last taxable year.

Partial Annuitization

If part of an annuity Contract’s value is applied to an annuity option that provides payments for one or more lives and for a period of at least ten years, those payments may be taxed as annuity payments instead of withdrawals. None of the payment options under the Contract are intended to qualify for this “partial Annuitization” treatment and, if you apply only part of the value of the Contract to a payment option, we will treat those payments as withdrawals for tax purposes.

Investment Income Surtax

Distributions from non-qualified annuity Contracts will be considered “investment income” for purposes of the investment income tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts.    Please consult a tax advisor for more information.

Definition of Spouse under Federal Law

The Contract provides that upon your death, a surviving spouse may have certain continuation rights that he or she may elect to exercise for the Contract’s Death Benefit. All Contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The U.S. Supreme Court has held that same-sex marriages must be permitted under state law and that marriages recognized under state law will be recognized for federal law purposes. Domestic partnerships and civil unions that are not recognized as legal marriages under state law, however, will not be treated as marriages under federal law. Consult a tax advisor for more information on this subject.

Annuity Contracts Purchased by Nonresident Aliens and Foreign Corporations

The discussion above provided general information regarding U.S. federal income tax consequences to annuity Owners that are U.S. persons. Taxable distributions made to Owners who are not U.S. persons will generally be subject to U.S. federal income tax withholding at a 30% rate, unless a lower treaty rate applies. In addition, such distributions may be subject to state and/or municipal taxes and taxes that may be imposed by the Owner’s country of citizenship or residence. Additional withholding may occur with respect to entity purchasers (including foreign corporations, partnerships, and trusts) that are not U.S. residents. Prospective foreign Owners are advised to consult with a qualified tax advisor regarding U.S., state, and foreign taxation for any annuity Contract purchase.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the Contract because of the death of the Annuitant (only if the Owner is a non-natural person) or an Owner. Generally, such amounts should be includable in the income of the recipient:

•	if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or

•	if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

Transfers, Assignments or Exchange of Contracts

A transfer of Ownership or absolute assignment of a Contract, the designation of an Annuitant or Payee or other Beneficiary who is not also the Owner, the selection of certain Maturity Date, or a change of Annuitant, may result in certain income or gift tax consequences to the Owner that are beyond the scope of this discussion. An Owner contemplating any such transfer, assignment, selection, or change should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

Transfers of Non-Qualified Contracts for less than full and adequate consideration by the Owner at the time of such transfer, will trigger taxable income on the Gain in the Contract, with the transferee getting a step-up in basis for the amount included in the Owner’s income. This provision does not apply to transfers between spouses or transfers incident to a divorce.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Contract.

Federal Estate, Gift and Generation-Skipping Transfer Taxes

While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity Contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity Contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult with and rely on an estate planning advisor for more information.

Under certain circumstances, the Code may impose a generation-skipping transfer (“GST”) tax when all or part of an annuity Contract is transferred to, or a Death Benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

The potential application of these taxes underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and those of your beneficiaries under all possible scenarios.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service has announced that income received by residents of Puerto Rico under life insurance or annuity Contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain portfolios to foreign jurisdictions to the extent permitted under Federal tax law.

MIDLAND NATIONAL LIFE INSURANCE COMPANY

[S-1 Disclosures to be added by Pre-Eff]

We are Midland National Life Insurance Company, a stock life insurance company. We were organized in 1906, in South Dakota, as a mutual life insurance company at that time named “The Dakota Mutual Life Insurance Company.” We were reincorporated as a stock life insurance company, in 1909. Our name “Midland” was adopted in 1925. We were redomesticated to Iowa in 1999. We are licensed to do business in 49 states, the District of Columbia, Puerto Rico, the Virgin Islands, Guam and the Mariana Islands. Our Principal Office address is:

Midland National Life Insurance Company

800 Mills Civic Parkway

West Des Moines, IA 50266

Phone: (877) 586-0240 (toll-free)

Please note all inquiries, correspondence and premium payments should be sent to our Customer Service Center.

We are regulated and supervised by the Iowa Insurance Department. We are subject to the insurance laws and regulations in every jurisdiction where we sell insurance and annuity Contracts.

Midland National is a subsidiary of Sammons Enterprises, Inc., Dallas, Texas. Sammons Enterprises has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.

Our Financial Condition

As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet all of the contractual obligations of our General Account to our policy holders and contract owners. We monitor our reserves so that we hold sufficient amounts to cover actual or expected Contract and claims payments. It is important to note, however, that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer’s operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on our General Account assets, as well as the loss in market value of those investments. We may also experience liquidity risk if our General Account assets cannot be readily converted into cash to meet obligations to our Owners or to provide collateral necessary to finance our business operations.

We encourage both existing and prospective Owners to read and understand our financial statements, which are included in the Statement of Additional Information (“SAI”) and this prospectus. You can obtain a free copy of the SAI by writing to us at our Customer Service Center P.O. Box 9261 Des Moines, IA 50306-9261, calling us at (866) 747-3421, or faxing us at (866) 511-7038. The overnight mailing address is Midland National Customer Service Center, 8300 Mills Civic Parkway, West Des Moines, IA 50266-3833.

THE REGISTERED SEPARATE ACCOUNT

Registered Separate Account. The Midland National Life Separate Account C invests your premiums that are allocated to, and Contract Value that is transferred to, the Subaccounts. The Registered Separate Account was established under the insurance laws of the State of South Dakota in March 1991 and is now governed by Iowa law. It is registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940.

We are the legal owner of all assets held in the Registered Separate Account and use the assets to support your Contract and other variable annuity Contracts. We may permit charges owed to us to stay in the Registered Separate Account. Thus, we may also participate proportionately in the Registered Separate Account. These accumulated amounts belong to us and we may transfer them from the Registered Separate Account to our General Account. The assets in the Registered Separate Account equal to the reserves and other liabilities of the Registered Separate Account may not be charged with liabilities arising out of our other business. The obligations under the Contracts are our obligations. The income, gains and losses (realized and unrealized) of the Registered Separate Account are credited to or charged against the Registered Separate Account without regard to our other income, gains, or losses. Under certain unlikely circumstances, one Subaccount of the Registered Separate Account may be liable for claims relating to the operations of another Subaccount.

Our Right to Change How We Operate the Registered Separate Account.

We have the right to modify how we operate the Separate Account. In making any changes, we may not seek approval of Owners (unless approval is required by law). We have the right to:

•	add Investment Options to, or remove Investment Options from our Separate Account;

•	combine two or more Subaccounts;

•	withdraw assets relating to our variable annuities from one Subaccount and put them into another. However, if required, we would first seek approval from the Securities and Exchange Commission;

•

eliminate an Investment Portfolio’s shares and substitute shares of another Investment Portfolio or another open-end, registered investment company. This may happen if the Investment Portfolio’s shares are no longer available for investment or, if in our judgment, further investment in the Investment Portfolio is inappropriate in view of the Separate Account’s purposes. However, if required, we would first seek approval from the Securities and Exchange Commission and the insurance regulator where the Contract is delivered;

•	end the registration of our Separate Account under the Investment Company Act of 1940;

•

operate our Separate Account under the direction of a committee or discharge such a committee at any time (the committee may be composed entirely of “interested persons” of Midland under the Investment Company Act of 1940); and

•

operate our Separate Account or one or more of the Subaccounts in any other form the law allows, including a form that allows us to make direct investments. In addition, we may disapprove any change in investment advisors or investment policies unless a law or regulation provides differently.

If any changes are made that result in a material change to any Subaccount, then you will be notified. We may, for example, cause the Subaccount to invest in another mutual fund other than or in addition to the current Investment Portfolios.

If you are enrolled in a dollar cost averaging, automatic rebalancing or a comparable program when an underlying Investment Portfolio merger, substitution or liquidation takes place, unless otherwise noted in a communication from us, your Accumulation Value invested in such Subaccounts will be transferred automatically to the designated surviving Subaccount, in the case of mergers; the replacement Subaccount, in the case of substitutions; and in the Holding Account in the case of liquidations. Your DCA or automatic rebalancing enrollment instructions will be automatically updated to reflect the surviving Subaccount, the replacement Subaccount or a Money Market Fund for any continued and future transfers or premium payments.

If you want to transfer the amount in an Subaccount that is changed as a result of a fund merger, substitution or liquidation, you may do so, without charge, by writing to our Customer Service Center.

THE NON-REGISTERED SEPARATE ACCOUNT

To support our obligations under the Cycle Investments we have established under the Iowa Insurance Law, and hold assets in, the “non-unitized” separate account. The income, gains and losses, realized or unrealized, from assets allocated to the separate account will be credited to or charged against the account, without regard to other income, gains or losses of the Company.

We are the sole owner of the assets of the Non-Registered Separate Account. We may invest and trade the assets of the separate account in any manner we choose. The only restrictions on our investments of the assets held in the Non-Registered Separate Account are those set forth by Iowa Insurance Laws. While we plan to invest the assets of the separate account in a manner that generates a return that approximates the change in the applicable Index, subject to the Cap Rate, the Floor Rate and Buffer Rate, all benefits payable are determined according to the applicable Cycle Investment Unit Value. The amounts payable under this Contract are determined by the unit value, regardless of the performance of the assets held in the Non-Registered Separate Account. The Contract Owner does not participate in the performance of the assets held in the separate account.

We may, subject to applicable state law, transfer all assets allocated to the Separate Account to our General Account.

The separate account is not required to be registered, and is not registered, as an investment company under the Investment Company Act of 1940.

Our current plan is to invest Non-Registered Separate Account assets in fixed-income obligations, including but not limited to corporate bonds, mortgage-backed and asset-backed securities, government and agency issues and derivative contracts including but not limited to option contracts. We may also invest in interest rate swaps. Although the above generally describes our plan for investing the assets supporting our obligations under the Cycle Investments, we are not obligated to invest those assets according to any particular plan except as we may be required to by state insurance laws.

No Contract Owner participates in the investment results of any assets we hold in relation to the Cycle Investments.

While we hold assets in the Non-Registered Separate Account we have established under the Iowa Insurance Law to support our obligations under Cycle Investments, the Cycle Investments are General Account obligations.

THE HOLDING ACCOUNT (OUR GENERAL ACCOUNT)

We have not registered the Contracts under the Securities Act of 1933 for allocations to the Holding Account, which is part of our General Account. The General Account is also not registered as an investment company under the 1940 Act. Disclosures regarding the Holding Account and the General Account, however, generally are subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Amounts allocated to the General Account through the Holding Account become part of our general assets. Our General Account supports our insurance and annuity obligations, including the payment of claims under our contracts and our policies, and is subject to the claims of our creditors. The General Account consists of all of our general assets, other than those in the separate accounts and other segregated asset accounts. We bear the full investment risk for all amounts allocated to the General Account through the Holding Account. We have sole discretion to invest the assets of the General Account, subject to applicable law. Your allocation of Account Value to the General Account through the Holding Account does not entitle you to share in the investment experience of the General Account. You should consider our claims paying ability and financial strength before purchasing a Contract.

We guarantee that we will credit interest for the life of the Contract to Account Value in the General Account at a rate at least equal to the minimum rate required by your Contract. Your Contract provides for a minimum rate determined in accordance with the National Association of    Insurance Commissioners (“NAIC”) standard non-forfeiture law for annuities. The NAIC minimum rate is determined in accordance with a formula set forth in your Contract. In no event under that formula will the minimum guaranteed credited interest rate be less than 0.15% nor more than 3%. We determine whether the application of the formula will change the minimum guaranteed rate each November, and any change is effective the following January 1. In our sole discretion, we may credit a higher rate of interest to Account Values in the General Account, although we are not obligated to credit interest in excess of the minimum rate. We compound interest daily on Account Values in the General Account, to produce an effective annual yield that is equal to the stated interest rate. You can find the current rate for your Account Value in the General Account in your quarterly statement or by logging in to our website, www.srslivewellservice.com.

MODIFICATION TO THE CONTRACT

Upon notice to you, we may modify the Contract to:

(a)	permit the Contract or the Separate Accounts to comply with any applicable law or regulation issued by a government agency;

(b)	assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or variable annuity Contracts;

(c)	reflect a change in the operation of the Separate Accounts; or

(d)	provide additional Investment Options.

In the event of such modifications, we will make an appropriate endorsement to the Contract.

ADMINISTRATIVE PROCEDURES

If you have any questions about your Contract or need to make changes, then contact the registered representative who sold you the Contract, or contact us at our Customer Service Center:

P.O. Box 9261

Des Moines, IA 50306-9261 (Regular Mail)

8300 Mills Civic Parkway

West Des Moines, IA 50266-3833 (Overnight Delivery)

Phone : (866) 747-3421 (toll-free)

Fax : (866) 511-7038 (toll-free)

You currently may send correspondence and transaction requests to us at the above Customer Service Center address or by facsimile or telephone at the numbers listed above. Our service representatives are available between the hours of 7:30 a.m. and 5:00 p.m. Monday through Friday (Central Time), excluding holidays and any day the New York Stock Exchange is not open. Any requests for partial withdrawals, transfers, and surrenders sent to another number or address may not be considered received at our Customer Service Center and will not receive that day’s price. The procedures we follow for facsimile requests include a written confirmation sent directly to you following any transaction request. We will employ reasonable procedures to confirm that instructions communicated by telephone or facsimile are genuine. We may revoke facsimile, internet and telephone transaction privileges at any time for some or all Owners.

The procedures we follow for transactions initiated by telephone may include requirements that callers identify themselves and the Owner by name, social security number, date of birth of the Annuitant or an Owner, or other identifying information. We disclaim any liability for losses resulting from unauthorized or allegedly unauthorized facsimile, internet or telephone requests that we believe to be genuine. We may record all telephone requests. There are risks associated with requests made by facsimile (possible falsification of faxed documents by others), internet or telephone (possible falsification of Owner identity) when the original signed request is not sent to our Customer Service Center. You bear those risks.

Facsimile, internet, and telephone correspondence and transaction requests may not always be available. Facsimile, internet, and telephone systems can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. If you are experiencing problems, you should mail your correspondence and transaction request to our Customer Service Center.

Change of Address Notification. To protect you from fraud and theft, we may verify any changes in address you request by sending a confirmation of the change to both your old and new addresses. We may also call you to verify the change of address.

LEGAL PROCEEDINGS

Midland National Life Insurance Company and its subsidiaries, like other life insurance companies, may be involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, Midland National believes that, as of the date of this prospectus, there are no pending or threatened lawsuits that will have a materially adverse impact on the Registered Separate Account, on the ability of Sammons Financial Network, LLC (“Sammons Financial Network”) to perform under its distribution agreement, or on the ability of the Company to meet its obligations under the contract.

DISTRIBUTION OF THE CONTRACT

We have entered into a distribution agreement with our affiliate, Sammons Financial Network for the distribution and sale of the Contracts. Sammons Financial Network is a Delaware limited liability company and its principal office is located at 8300 Mills Civic Parkway, West Des Moines, IA 50266. Sammons Financial Network is an indirect wholly owned subsidiary of Sammons Enterprises, Inc., of Dallas, Texas, the ultimate parent company of Midland National Life Insurance Company. Sammons Financial Network may enter into written sales agreements with other broker-dealers (“selling firms”) for the sale of the Contracts. We pay commissions to Sammons Financial Network for sales of the Contracts.

Sales commissions are based on each premium payment. The maximum commission payable on a premium payment is 6.50%. Where lower commissions are paid on premium payments, we may also pay trail commissions up to 1.00% beginning in the second Contract Year.

We also pay for Sammons Financial Network’s operating and other expenses, including the following sales expenses: sales representative training allowances; compensation and bonuses for the Sammons Financial Network’s management team; advertising expenses; and all other expenses of distributing the Contracts.

Sammons Financial Network pays selling firms all or a portion of the commissions received for their sales of the Contract. Registered representatives and their managers are also eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation items that we may provide jointly with Sammons Financial Network. Sales of the Contract may help these registered representatives and their supervisors qualify for such benefits. This compensation may influence your registered representative to recommend this Contract over another investment.

Non-cash items that we and Sammons Financial Network may provide include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

A portion of the payments made to selling firms may be passed on to their registered representatives in accordance with their internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your registered representative for further information about what your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a Contract.

In addition to ordinary commissions, Sammons Financial Network operating and other expenses and non-cash items, we provide payments to certain third parties for training, product development, marketing and development efforts with selling firms, and other wholesaling and relationship management services. It is possible that these third parties, or their personnel, may also act as your registered investment advisor providing advice with respect to portfolio allocations in the Contract. Please be certain to review your registered investment advisor’s Form ADV Part 2A and 2B carefully for disclosure about their compensation and conflicts of interest in connection with the Contracts.    Also note that your investment advisor could also be the broker-dealer, or a registered representative of the broker-dealer, who sold you the Contract; in that case, they would also receive commissions and other compensation for selling you the Contract, in addition to any investment advisory fees that you pay to your registered investment advisor (either directly or through partial withdrawals of your Accumulation Value in the Contract).

We intend to recoup commissions and other sales expenses indirectly through the following fees and charges deducted under the Contract: (a) the mortality and expense risks charge; (b) asset based administration charges, and (c) payments, if any, received from the investment portfolios, their distributors, service providers and/or managers. Commissions and other incentives or payments described above are not charged directly to you but they are reflected in the fees and charges that you do pay directly or indirectly.

PORTFOLIO VOTING RIGHTS

We invest the assets of our Registered Separate Account in shares of the Investment Portfolios. Midland National is the legal Owner of the shares and has the right to vote on certain matters. Among other things, we may vote:

•	to elect the Funds’ or Trust’s Board of Directors/Trustees,

•	to ratify the selection of independent auditors for the Investment Portfolios,

•	on any other matters described in the Investment Portfolios’ current prospectuses or requiring a vote by shareholders under the Investment Company Act of 1940, and

•	in some cases, to change the investment objectives and Contracts.

Even though we own the shares, we may give you the opportunity to tell us how to vote the number of shares that are allocated to your Contract. If the federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of the Investment Portfolio in our own right or to restrict Owner voting, then we may do so.

Fund companies determine if and how often shareholder meetings are held. As we receive notice of these meetings, we will ask for your voting instructions. The Investment Portfolios are not required to and generally do not hold a meeting in any given year.

If we do not receive instructions in time from all Owners, then we currently intend to vote those shares in the same proportion as we vote shares for which we have received instructions in that Investment Portfolio. We currently intend to vote any Investment Portfolio shares that we and our affiliates alone are entitled to vote in the same proportions that Owners vote. The effect of this proportional voting is that a small number of Owners may control the outcome of a vote.

How We Determine Your Voting Shares

You may participate in voting only on matters concerning the Investment Portfolios in which your Accumulation Value has been invested. We determine your voting shares in each Investment Option by dividing the amount of your Accumulation Value allocated to that Subaccount by the net asset value of one share of the corresponding Investment Portfolio. This is determined as of the record date set by the Fund’s/Trust’s Board of Directors/Trustees for the shareholders meeting.

If you have a voting interest, then we will provide you proxy material and a form for giving us voting instructions. In certain cases, we may disregard instructions relating to changes in the Investment Portfolio’s adviser or the investment adviser Contracts of the portfolios.

Voting Privileges of Participants in Other Companies

Other insurance companies own shares in the Investment Portfolios to support their variable life insurance and variable annuity products. We do not foresee any disadvantage to this. Nevertheless, each Fund’s/Trust’s Board of Directors/Trustees will monitor events to identify conflicts that may arise and determine appropriate action. If we disagree with any Investment Portfolio action, then we will see that appropriate action is taken to protect our Owners. If we ever believe that any of the Investment Portfolios are so large as to materially impair its investment performance, then we will consider exercising our right to remove or close the investing Subaccount.

OTHER INFORMATION

Suitability of the Contract

Because of the fees and expenses and possible loss of principal and earnings from prior periods, the Contracts are not appropriate for short-term investment. In addition, Non-Qualified Contracts may be most appropriate for those who have already made maximum use of other tax favored investment plans such as 401(k) plans. The tax-deferred feature of the Contract is most favorable to those in high tax brackets. The tax-deferred feature is not necessary for a tax-qualified plan. In such instances, purchasers should consider whether other features, such as the lifetime annuity payments make the Contract appropriate for their purposes. Before purchasing a Contract, you should obtain competent tax advice and financial advice both as to the tax treatment of the Contract and the suitability of the investment for your particular situation.

This Contract is not designed for resale or speculation, arbitrage, viatical settlements or any type of collective investment scheme. This Contract may not be traded on any stock exchange or secondary market. By purchasing this Contract, you represent and warrant that you are not purchasing or intending to use this Contract, for resale, speculation, arbitrage, viatical settlements or any type of collective investment scheme.

Other Products

We may offer other variable annuity contracts through our Registered Separate Account that also invest in some of the same portfolios. These annuity contracts may have different charges and may offer different benefits. We encourage you to carefully consider the costs and benefits of the Contract to ensure that it is consistent with your personal investment goals and needs. To obtain more information about these annuity contracts, contact your registered representative, or call us at (866) 747-3421.

Electronic Delivery

You may elect to receive prospectuses, transaction confirmations, reports and other communications in electronic format, instead of receiving paper copies of these documents. The electronic delivery service is subject to various terms and conditions, including a requirement that you promptly notify us of any change in your e-mail address, in order to avoid any disruption of deliveries to you. You may elect to discontinue e-Delivery at any time and may also request paper copies of any documents by contacting our Customer Service Center. You may obtain more information and assistance at www.SRSLiveWell.com or by writing us at our mailing address P.O. Box 9261 Des Moines, IA 50306-9261 or by telephone at (866) 747-3421.

Reports to Owners

We send you a quarterly report within 31 days after the end of each calendar quarter showing the Contract Value, Surrender Value, and the Death Benefit as of the end of the Calendar Quarter. The report will also show the allocation of your Contract Value and reflects amounts deducted since the last report.

Confirmation notices will be sent to you for premiums, partial withdrawals, surrenders, transfers of amounts between Investment Options and certain other financial transactions within 5 Business Days of processing.

You should promptly notify our Customer Service Center of any errors or discrepancies. We will review and correct any errors.

Unless you specifically request paper copies, we will make semi-annual reports with financial information on the portfolios available on a website. Each time a report is posted, we will send you a notice that includes a link to the report.

Assigning Your Contract

In general, you may assign your rights in a Non-Qualified Contract, however, we reserve the right, except to the extent prohibited by applicable laws, regulations, or actions of the state insurance commissioner, to refuse assignments or transfers at any time on a non-discriminatory basis. You must send a copy of the assignment to our Customer Service Center. The assignment does not take effect until we accept and approve it.. We are not responsible for the validity of the assignment or for any payment we make or any action we take before we record notice of the assignment. An absolute assignment is a change of Ownership. There may be tax consequences.

This Contract is not designed for resale, speculation, arbitrage, viatical settlements or any other type of collective investment scheme. This Contract may not be traded on any stock exchange or secondary market.

Exemption from Exchange Act Reporting

We are relying on the exemption provided by Rule 12h-7 under the 1934 Act. In reliance on that exemption, we do not file periodic and current reports that we would be otherwise required to file pursuant to Section 15(d) of the 1934 Act.

Payment of Contract Proceeds

We will generally pay any Death Benefits, withdrawals, or surrenders within seven days after receiving the required form(s) in Good Order at our Customer Service Center.

We may delay payment or transfers for one or more of the following reasons:

•	We cannot determine the amount of the payment,

•	the New York Stock Exchange is closed,

•	trading in securities has been restricted by the SEC,

•	an emergency exists or if for any reason it is not reasonably practicable to dispose of or fairly value the securities held in an Investment Option,

•	The SEC by order permits us to delay payment to protect our Owners, or

•	Your premium check(s) have not cleared your bank.

If, pursuant to SEC rules, any Investment Portfolio suspends payment of redemption proceeds including, in the case of the Holding Account, in connection with liquidation of the underlying portfolio or as a result of portfolio liquidity levels then we will delay payment of any transfer (including a transfer under a DCA program), partial withdrawal, surrender, or Death Benefit from the corresponding Subaccount until the suspension of redemptions is lifted or the portfolio pays redemption proceeds.

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” an Owner’s account. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or Death Benefits, make transfers, or continue making annuity payments. If a Contract or Investment Option is frozen, the applicable Contract Value would be moved to a special segregated interest bearing account and held in that account until we receive instructions from the appropriate federal regulator. We may also be required to provide information about you and your Contract to the government agencies and departments.

APPENDIX A –INVESTMENT PORTFOLIOS AVAILABLE UNDER THE CONTRACT

The following is a list of the portfolios currently available under the Contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which can be amended from time to time and can be found online at www.srslivewell.com/prospectus. You can also request this information at no cost by calling 866-747-3421 or sending an email request to SecuritiesPI@sfgmembers.com.

The current expenses and performance information below reflects fees and expenses of the Investment Portfolios, but does not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these charges were included. Each investment portfolio’s past performance is not necessarily an indication of future performance.

FUND TYPE	INVESTMENT PORTFOLIO AND ADVISER/ SUBADVISER	CURRET EXPENSE (expenses/ average assets)*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2020)
			1 Year	5 Year	10 Year
US Insurance Allocation--50% to 70% Equity	American Funds IS® Asset Allocation 4 Capital Research and Management Company	0.80	10.87%	7.48%	8.73%
US Insurance Fund World Large-Stock Growth	American Funds IS® Global Growth 4 Capital Research and Management Company	1.06%	28.67%	13.05%	11.30%
US Insurance Allocation--50% to 70% Equity	Calvert VP SRI Balanced F Calvert Research and Management	0.88%	13.22%	6.90%	7.89%
US Insurance Small Growth	ClearBridge Variable Small Cap Growth II Legg Mason Partners Fund Advisor, LLC / ClearBridge Investments, LLC	1.06%	40.99%	13.59%	14.83%
US Insurance Large Blend	DWS Equity 500 Index VIP B DWS Investment Management Americas, Inc. / Northern Trust Investments Inc	0.65%	16.05%	10.62%	11.83%
US Insurance Large Growth	Fidelity® VIP Growth Opportunities Svc 2 Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited;Fidelity Management & Research (HK) Ltd;	0.89%	68.21%	24.64%	21.70%

FUND TYPE	INVESTMENT PORTFOLIO AND ADVISER/ SUBADVISER	CURRET EXPENSE (expenses/ average assets)*	AVERAGE ANNUAL TOTAL RETURNS (as of 12/31/2020)
			1 Year	5 Year	10 Year
US Insurance Mid-Cap Blend	Fidelity® VIP Mid Cap Service 2 Fidelity Management & Research Company LLC / FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited;Fidelity Management & Research (HK) Ltd;	0.87%	16.28%	7.16%	9.37%
US Insurance Multisector Bond	Lord Abbett Series Bond-Debenture VC Lord, Abbett & Co LLC	0.91%	5.86%	4.45%	5.53%
US Insurance Short-Term Bond	Lord Abbett Series Short Duration Inc VC Lord, Abbett & Co LLC	0.86%	1.74%	1.21%	0.00%
US Insurance Inflation-Protected Bond	PIMCO VIT Real Return Adv Pacific Investment Management Company, LLC	0.94%	10.10%	2.39%	2.53%
US Insurance Ultrashort Bond	PIMCO VIT Short-Term Adv Pacific Investment Management Company, LLC	0.72%	0.77%	0.60%	0.27%
US Insurance Large Value	Principal Equity Income 3 Principal Global Investors, LLC	0.88%	4.75%	8.11%	10.27%
US Insurance Intermediate Core-Plus Bond	Western Asset Core Plus VIT II Legg Mason Partners Fund Advisor, LLC / Western Asset Management Company Pte Ltd. – Singapore;Western Asset Management Company, LLC;Western Asset Management Company Ltd. – Japan;Western Asset Management Company Limited – UK;	0.79%	7.59%	3.34%	5.07%

APPENDIX B – STATE VARIATIONS

[TO BE UPDATED BY AMENDMENT]

APPENDIX C – CYCLE INVESTMENT UNIT VALUE EXAMPLES

For each active Cycle Investment, the Cycle Investment Unit Value will be calculated on each Cycle Business Day based on each (A) Cycle Investment’s Fair Value as determined by the Fair Value Calculation Agent; (B) the number of Cycle Investment units held; and (C) the Floor Rate or Buffer Rate applicable to the Cycle Investment.

FOR CYCLE INVESTMENTS WITH A FLOOR RATE:

Start Date

The initial unit Value will be set as $10 for each Cycle on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of:

(C)	The initial Unit Value

3.	Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent.

4.	The initial Unit Value = Fair Value / number of Units

and

(D)	The Adjusted initial Unit Value

3.

The percentage gain in the Cycle Investment Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is based on the amount of time that elapsed since the Cycle Start Date.

4.	The initial Unit Value is adjusted for the Proportional Cap Rate = { Initial Unit Value } x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]}

Example 1: A Cycle Investment that is 150 days since the Start Date, has a 3 year Cycle Term, a 20% Cap Rate, a Fair Value of $1,250,000, and current number of Cycle Investment Units of 100,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $1,250,000 / 100,000 = $12.50

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27

Unit Value = Lesser of (A) and (B) = Min {$12.50, $10.27} = $10.27

Example 2: A Cycle Investment that is 150 days since the Start Date, has a 3 year Cycle Term, a 20% Cap Rate, a Fair Value of $900,000, and current number of Cycle Investment Units of 100,000.

(A) The initial Unit Value = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 20% x (150/(365 x 3)} = $10.27

Unit Value = Lesser of (A) and (B) = Min {$9.00, $10.27} = $9.00

During the Cycle Term prior to the Cycle End Date, no Floor Rate or Buffer Rate applies. Thus, during the Cycle Term, the decrease in the Unit Value is not limited by Floor Rate or Buffer Rate protection. This means that you could lose all of your principal invested in a Cycle, if you take a withdrawal prior to the Cycle End Date.

Withdrawals from the Cycle Investment prior to the Cycle End Date are permitted and the impact of the withdrawal on the amount of investment remaining in the Cycle Investment is based on the dollar amount withdrawn and the Unit Value at the time of the Withdrawal.

(A)

The dollar amount of the Withdrawal is translated into number of Cycle Investment Units withdrawn as (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = number of Cycle Investment Units withdrawn.

(B)

The number of Cycle Investment Units remaining after the Withdrawal = (number of Cycle Investment Units prior to Withdrawal) – (number of Cycle Investment Units withdrawn [as calculated in (A) above]).

(C)

Value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal [as calculated in (B) above]) x (Cycle Investment Unit Value at the time of the Withdrawal).

Example 1: A Cycle Investment prior to the Cycle End Date has a current Unit Value of $10 and current number of Cycle Investment Units of 10,000 has withdrawals of $10,000.

(A)	The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $10,000 / $10 = 1,000.

(B)

The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C)

The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) x (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 x $10 = $90,000.

On the Cycle End Date

The Cycle End Date Unit Value will equal the Cycle End Date initial Unit Value subject to being no greater than the Cycle End Date Unit Value Cap (See D below) and being no less that the Cycle End Date Unit Value Floor (see E below).

(A)	Initial Unit Value:

1.	The Initial Unit Value = $10

(B)	Change in the Index Value

The Change in the Index Value equals:

1.	The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Start Date, divided by.

2.	The last reported Value of the Index on the Start Date.

(C)	Cycle End Date Initial Unit Value

The Cycle End Date’s initial Unit Value equals:

1.	The Initial Unit Value multiplied by

2.	One plus the Change in Index Value, computed as set forth in (B) above.

(D)	Cycle End Date Unit Value Cap

The Cycle End Date’s Unit Value Cap equals the Initial Unit Value multiplied by (one plus the Cap Rate.)

(E)	Cycle End Date Unit Value Floor

The Cycle End Date’s Unit Value Floor equals the Initial Unit Value multiplied by (one plus the Floor Rate).

(F)	Maturity Unit Value

Cycle Investment Unit Cycle Investment Value is the greater of (i) (E) ; or (ii) the lesser of (C) and (D).

Example 1: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,500, Index Value on the Cycle Start Date is 1,000, and the Floor Rate is -10%.

(A) Initial Unit Value = $10.00

(B) Change in Index Value = (1,500 – 1,000)/1,000 = 50%

(C) Cycle End Date Initial Unit Value = $10 x (1+50%) = $15.00

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Floor = $10 x (1+ -10%) = $9.00

Unit Value = (C) subject to being no greater than (D) and no less than (E) =

Max {$9.00 and Min($15.00, $12.00)} = $12.00

Example 2: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 800, Index Value on the Start Date is 1,000, and the Floor Rate is -10%.

(A) Initial Unit Value = $10.00

(B) Change in Index Value = (800 – 1,000)/1,000 = -20%

(C) Cycle End Date initial Unit Value = $10 x (1+-20%) = $8.00

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Floor = $10 x (1+ -10%) = $9.00

Unit Value = (C) subject to being no greater than (D) and no less than (E) =

Max{$9.00 and Min($8.00, $12.00)} = $9.00

Example 3: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Floor Rate is -10%.

(A) Initial Unit Value = $10.00

(B) Change in Index Value = (1,100 – 1,000)/1,000 = 10%

(C) Cycle End Date initial Unit Value = $10 x (1+10%) = $11.00

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Floor = $10 x (1+ -10%) = $9.00

Unit Value = (C) subject to being no greater than (D) and no less than (E) =

Max{$9.00 and Min($11.00 , $12.00)} = $11.00

The value of investment in a Cycle Investment on the Cycle End Date is equal to the (number of Units at the Cycle End Date) x (Unit Value on the Cycle End Date).

Example 1: A Cycle on the Cycle End Date has a current Unit Value of $12.31 and current number of Units of 10,000. The value of the investments in the Cycle on the Cycle End Date is $12.31 x 10,000 = $123,100.

FOR CYCLE INVESTMENTS WITH A BUFFER RATE:

Start Date

The initial Cycle Investment Unit Value will be set as $10 for each Cycle Investment on the Start Date.

During the Cycle Term

Each Cycle Business Day prior to Cycle End Date, the Cycle Investment Unit Value will be calculated as the lesser of:

(C)	The initial Unit Value

1.	Each Business Day the Fair Value of each Cycle Investment will be determined by a Fair Value Calculation Agent.

2.	The initial Unit Value = Fair Value / number of Units

and

(D)	The Adjusted initial Unit Value

1.	The percentage gain in the Unit Value, prior to the Cycle End Date, is limited by the Proportional Cap Rate, which is based on the amount of time that elapsed since the Cycle Start Date.

2.	The initial Unit Value is adjusted for the Proportional Cap Rate = { Initial Unit Value } x
{1 + ( Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days In a Cycle Term)]}

Example 1: A Cycle Investment that is 150 days since the Cycle Start Date, has a one year Cycle Term, a 20% Cap Rate, a Fair Value of $1,250,000, and current number of Cycle Investment Units of 100,000.

(B)	The initial Cycle Investment Unit Value = Fair Value / number of Cycle Investment Units = $1,250,000 / 100,000 = $12.50

(B) The initial Cycle Investment Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + (Cap Rate) x [(number of days elapsed since Cycle Start Date) / (number of days In a Cycle Term)]} = $10 x {1+ 20% x (150/365)} = $10.82

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$12.50, $10.82} = $10.82

Example 2: A Cycle Investment that is 150 days since the Start Date, has a one year Cycle Term, a 20% Cap Rate, a Fair Value of $900,000, and current number of Cycle Investment Units of 100,000.

(B)	The initial Unit Value = Fair Value / number of Cycle Investment Units = $900,000 / 100,000 = $9.00

(B) The initial Unit Value adjusted for the Proportional Cap Rate =

{Initial Unit Value} x {1 + ( Cap Rate) x [(number of days elapsed since Start Date) / (number of days In a Cycle Term)]}= $10 x {1+ 20% x (150/365)} = $10.82

Cycle Investment Unit Value = Lesser of (A) and (B) = Min {$9.00, $10.82} = $9.00

During the Cycle Term prior to the Cycle End Date, no Buffer Rate or Floor Rate applies. Thus, during the Cycle Term, the decrease in the Cycle Investment Unit Value is not limited by the Buffer Rate or Floor Rate protection.

Withdrawals from the Cycle Investment prior to the Cycle End Date are permitted and the impact of the withdrawal on the amount of investment remaining in the Cycle Investment is based on the dollar amount withdrawn and the Cycle Investment Unit Value at the time of the Withdrawal.

(A)

The dollar amount of the Withdrawal is translated into number of Cycle Investment Units withdrawn as (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = number of Cycle Investment Units withdrawn.

(B)	The number of Cycle Investment Units remaining after the Withdrawal = (number of Cycle Investment Unit prior to Withdrawal) – (number of Cycle Investment Units withdrawn [as calculated in (A) above]).

(C)

Value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal [as calculated in (B) above]) * (Cycle Investment Unit Value at the time of the Withdrawal).

Example 1: A Cycle Investment prior to the Cycle End Date has a current Cycle Investment Unit Value of $10 and current number of Cycle Investment Units of 10,000 has withdrawals of $10,000.

(A)	The number of Cycle Investment Units withdrawn = (dollar amount of the Withdrawal) / (Cycle Investment Unit Value at the time of the Withdrawal) = $10,000 / $10 = 1,000.

(B)

The number of Cycle Investment Units remaining after the withdrawal = (number of Cycle Investment Units prior to the Withdrawal) – (number of Cycle Investment Units withdrawn) = 10,000 – 1,000 = 9,000.

(C)

The value of the remaining investment in the Cycle Investment = (number of Cycle Investment Units remaining after the Withdrawal) * (Cycle Investment Unit Value at the time of the Withdrawal) = 9,000 * $10 = $90,000.

On the Cycle End Date

The Cycle End Date Unit Value will equal the Cycle End Date Initial Unit Value subject to being no greater than the Cycle End Date Unit Value Cap (See D below) and for losses that occur in excess of the Cycle End Date Unit Value Buffer (see E below).

(A)	Initial Unit Value:

1.	The Initial Unit Value = $10

(B)	Change in the Index Value:

The Change in the Index Value equals:

1.	The last reported value of the Index on the Cycle End Date, minus the last reported value of the Index on the Cycle Start Date, divided by.

2.	The last reported Value of the Index on the Cycle Start Date.

(C)	Cycle End Date initial Unit Value

The Cycle End Date’s initial Unit Value equals:

1.	The Initial Unit Value multiplied by

2.	One plus the Change in Index Value, computed as set forth in (B) above.

(D)	Cycle End Date Unit Value Cap

The Cycle End Date’s Unit Value Cap equals the Initial Unit Value multiplied by one plus the Cap Rate.

(E)	Cycle End Date Unit Value Buffer

If the Change in Index Value, as computed in (B) above, is greater than or equal to the Cycle Buffer Rate (i.e., is not a loss greater than the Buffer Rate) then the Cycle’s End Date Unit Value Buffer equals the Initial Unit Value. If the Change in the Index Value, as computed in (B) above, is less than the Cycle Buffer Rate (i.e., is a loss greater than the Buffer Rate) then the Cycle’s End Date Unit Value Buffer equals the Initial Unit Value multiplied by one plus the quantity of the Change in Index Value minus the Buffer Rate.

(G)	Maturity Unit Value

Cycle Investment Unit value is the greater of (i) (E); or (ii) the lesser of (C) and (D).

Example 1: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 950, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00

(B) Change in Index Value = (950 – 1,000)/1,000 = -5.0%

(C) Cycle End Date initial Unit Value = $10 x (1+-5.0%) = $9.50

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of -5.0% is greater than Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is the Initial Unit Value of $10.00.

Cycle Investment Unit Value = Greater of $10.00 versus Min{$9.50 , $12.00}, which is $10.00.

Example 2: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 800, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00

(B) Change in Index Value = (800 – 1,000)/1,000 = -20.0%

(C) Cycle End Date Initial Unit Value = $10 x (1+-20.0%) = $8.00

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Buffer = $9.00; since the Change in Index Value of -20.0% is less than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10 * (1 + -20% - -10%) = $9.00.

Cycle Investment Unit Value = Greater of $9.00 versus Min{$8.00 , $12.00}, which is $9.00.

Example 3: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,100, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00

(B) Change in Index Value = (1,100 – 1,000)/1,000 = 10.0%

(C) Cycle End Date Initial Unit Value = $10 x (1+10.0%) = $11.00

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of 10% is greater than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10.00.

Cycle Investment Unit Value = Greater of $10.00 versus Min{$11.00 , $12.00}, which is $11.00.

Example 4: A Cycle Investment matures, the Cap Rate is 20%, Index Value on the Cycle End Date is 1,500, Index Value on the Start Date is 1,000, and the Buffer Rate is -10%.

(A) Initial Unit Value = $10.00

(B) Change in Index Value = (1,500 – 1,000)/1,000 = 50.0%

(C) Cycle End Date Initial Unit Value = $10 x (1+50.0%) = $15.00

(D) Cycle End Date Unit Value Cap = $10 x (1+20%) = $12.00

(E) Cycle End Date Unit Value Buffer = $10.00; since the Change in Index Value of 50% is greater than the Buffer Rate of -10%, the Cycle End Date Unit Value Buffer is $10.00.

Unit Value = Greater of $10.00 versus Min{$15.00, $12.00}, which is $12.00.

The value of investment in a Cycle Investment on the Cycle End Date is equal to the (number of Cycle Investment Units at the Cycle End Date) * (Cycle Investment Unit Value on the Cycle End Date).

Example 1: A Cycle Investment on the Cycle End Date has a current Cycle Investment Unit Value of $12.31 and current number of Cycle Investment Units of 10,000 the value of the investments in the Cycle Investment on the Cycle End Date is $12.31 * 10,000 = $123,100.

Cycle Investment

The Contract Holder’s Cycle Investment on any Cycle Business Day is the number of Cycle Investment Units credited to the Contract Holder multiplied by the day’s Cycle Investment Unit Value.

Example 1: On a Cycle Start Date a Contract Holder invests $100,000 in a Cycle Investment. The initial Cycle Investment Unit Value is $10. After 6 months, the Cycle Investment Unit Value of the Cycle Investment is $13.00.

(A)	Number of Cycle Investment Units = $100,000/10 = 10,000 Cycle Investment Units

(B)	Cycle Investment after 6 months = 10,000 x $13.00 = $130,000

Example 2: On a Cycle Start Date a Contract Holder invests $90,000 in a Cycle Investment. The initial Cycle Investment Unit Value is $10. After 3 months, the Cycle Investment Unit Value of the Cycle Investment is $8.50.

(A)	Number of Cycle Investment Units = $90,000/10 = 9,000 Cycle Investment Units

(B)	Cycle Investment after 3 months = 9,000 x $8.50 = $76,500

Example 3: On a Cycle Start Date a Contract Holder invests $250,000 in a Cycle Investment. The initial Cycle Investment Unit Value is $10. After 10 months, the Cycle Investment Unit Value of the Cycle Investment is $12.00.

(A)	Number of Cycle Investment Units = $250,000/10 = 25,000 Cycle Investment Units

(B)	Cycle Investment after 10 months = 25,000 x $12.00 = $300,000

APPENDIX D – INDEX DISCLAIMERS

The Cycle Investments track certain Securities Indices that are published by third parties. Midland National uses these Securities Indices under license from the Indices’ respective publishers. The following information about the Indices is included in this Prospectus in accordance with Midland National’s license agreements with the publishers of the Indices:

Standard & Poor’s requires that the following disclaimer be included in this prospectus:

The Cycle Investments are not sponsored, endorsed, sold or promoted by Standard & Poor’s (“S&P”) or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the Contract or any member of the public regarding the advisability of investing in securities generally or in the Contract particularly or the ability of the S&P 500 Index (the “Index”) to track general stock market performance. S&P’s and its third party licensor’s only relationship to Midland National is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index which is determined, composed and calculated by S&P or its third party licensors without regard to Midland National or the Contract. S&P and its third party licensors have no obligation to take the needs of Midland National or the owners of the Contract into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the Contract or the timing of the issuance or sale of the Contract or in the determination or calculation of the equation by which the Contract is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Contract.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

The name “S&P 500 Index” is a trademark of Standard & Poor’s and has been licensed for use by Midland National.

The Statement of Additional Information (SAI) can provide you with more detailed information about the Contract, Midland National Life Insurance Company and the Midland National Life Separate Account C, including more information about commissions and distribution expenses. For more information about the Contract and/or a free copy of the SAI or prospectus, contact your registered representative or our Customer Service Center at:

Sammons Retirement Solutions

P.O. Box 9261

Des Moines, IA 50306-9261 (Regular Mail)

Sammons Retirement Solutions

8300 Mills Civic Parkway

West Des Moines, IA 50266-3833 (Overnight Mail)

Phone: (866) 747-3421

Facsimile: (866) 511-7038

Reports and other information about Midland National Life Insurance Company and Midland National Life Separate Account C are available on the Securities and Exchange Commission’s website at http://www.sec.gov. You may obtain copies of this information, upon your payment of a duplicating fee, by electronic request at this e-mail address: publicinfo@sec.gov.

Dealer Prospectus Delivery Obligations:

All dealers that effect transactions in these securities are required to deliver a prospectus

EDGAR Contract Identifier No. C000228204